Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-284996

Prospectus

Binah Capital Group, Inc.

Up to 21,840,361 shares of Common Stock (for resale)

5,854,240 Warrants to Purchase shares of Common Stock (for resale)

Up to 14,442,665 shares of Common Stock Issuable upon Exercise of the Warrants (for issuance)

This prospectus relates to the offer and sale from time to time of our common stock, par value $0.0001 per share (the “Common Stock”), by the selling security holders identified in this prospectus (including their transferees, donees, pledgees and other successors-in-interest) (the “Selling Securityholders”) of: (1) up to 21,840,361 shares of Common Stock (the “Total Resale Shares”), including (i) 9,703,943 shares of Common Stock which shares were originally issued to certain Wentworth Equityholders (as defined herein) in connection with the consummation of the Business Combination as merger consideration at an equity consideration value of $10.00 per share; (ii) 104,000 shares of Common Stock, originally issued as part of units issued to Oppenheimer & Co. Inc. (“OPCO”) in lieu of certain fees in connection with the IPO (as defined below); (iii) up to 2,750,277 shares of Common Stock (the “Founder Shares”) issued in connection with the consummation of the Business Combination, originally issued in a private placement to the Sponsor at a price of $0.001 per share; (iv) up to 531,651 shares of Common Stock issued in connection with the conversion of certain convertible notes upon the consummation of the Business Combination; (v) up to 2,700,000 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock (as defined herein), pursuant to a subscription agreement entered into with certain Selling Security Holders in connection with the Business Combination, originally issued at a price of approximately $9.60 per share (the “Series A PIPE Shares”); (vi) up to 196,250 shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock (as defined herein), pursuant to a subscription agreement entered into with certain Selling Security Holders in a private placement, originally issued at a price of $10.00 per share (the “Series B PIPE Shares) (vii) up to 5,776,240 shares of Common Stock that are issuable by us upon the exercise of the Private Placement Warrants (as defined below) following the public resale of the Private Placement Warrants by the Selling Securityholders; (viii) up to 78,000 shares of Common Stock that issuable by us upon the exercise of 78,000 OPCO Warrants (as defined below) following the public resale of the OPCO Warrants by OPCO; and (2) up to (i) 5,776,240 Private Placement Warrants originally issued to the Sponsor in a private placement at a price of $1.00 per Warrant, currently exercisable at a price of $11.50 per share; and (ii) 78,000 OPCO Warrants originally issued as part of units to OPCO in lieu of certain fees in connection with the IPO (as defined below).

In addition, this prospectus also relates to the issuance by us of up to 14,442,665 shares of Common Stock consisting of (1) up to 8,588,425 shares of our Common Stock issuable upon the exercise of 8,588,425 public warrants, originally issued by Kingswood Acquisition Corp. (“KWAC”) as part of its initial public offering (the “IPO”) of units at a price of $10.00 per unit, such units were comprised of one Class A common stock of KWAC and three-fourths of one redeemable warrant, which are currently exercisable at a price of $11.50 per share of our Common Stock (the “Public Warrants”); (2) up to 5,776,240 shares of our Common Stock issuable upon the exercise of 5,776,240 private warrants originally issued to Kingswood Global Sponsor LLC, a Delaware limited liability company (“Sponsor”), in a private placement at a price of $1.00 per warrant consummated concurrently with KWAC’s initial public offering, currently exercisable at a price of $11.50 per share (the “Private Placement Warrants”); and (3) up to 78,000 shares of our Common Stock issuable upon the exercise of 78,000 warrants, originally issued by KWAC as part of units issued to OPCO in lieu of certain fees in connection with the IPO, which such units were identical to the units issued in the IPO (the “OPCO Warrants, and, together with the Private Placement Warrants and Public Warrants, the “Warrants”). All of the Warrants were assumed by us in connection with the Business Combination (as defined below).

We will not receive any proceeds from the sale of shares of our Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus, except with respect to amounts received by us upon exercise of the Warrants to the extent such Warrants are exercised for cash, which amount of aggregate proceeds, assuming the exercise of all Warrants for cash, could be up to approximately $67,323,760. We believe the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Common Stock (as defined below). If the market price for our Common Stock is less than $11.50 per share, we believe the Warrant holders will be less likely to exercise their Warrants. We will pay the expenses, other than underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities, associated with the sale of securities pursuant to this prospectus.

Our registration of the securities covered by this prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. Please see “Plan of Distribution” for more information. In addition, certain of the securities being registered hereby are subject to vesting and/or transfer restrictions that may prevent the Selling Securityholders from offering or selling of such securities upon the effectiveness of the registration statement of which this prospectus is a part. See “Description of Securities” for more information.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Our Common Stock and Warrants are traded on the Nasdaq Stock Market LLC under the symbol “BCG” and “BCGWW”, respectively. On April 7, 2025, the last reported sale price of our Common Stock on the Nasdaq Stock Market LLC was $1.82 per share, and the closing price of our Public Warrants was $0.0304 per Public Warrant.

In connection with the Business Combination, holders of 403,066 KWAC Common Stock (as defined below) exercised their right to redeem those shares for cash at a price of approximately $13.15 per share, for an aggregate price of approximately $5.3 million, which represented approximately 83.3% of the total KWAC Common Stock then outstanding. The Total Resale Shares being offered for resale in this prospectus represent 128.48% of our current total outstanding Common Stock. The Total Resale Shares represent a substantial percentage of our total outstanding Common Stock as of the date of this prospectus. Additionally, if all of the Private Placement Warrants are exercised, the Selling Securityholders would own an additional 5,854,240 shares of Common Stock, representing an additional 35.2% of the then total outstanding Common Stock. The sale of all securities being offered in this prospectus could result in a significant decline in the public trading price of our Common Stock. Even if the current trading price of the Common Stock is close to the price at which the units were issued in KWAC’s initial public offering, the Selling Securityholders have an incentive to sell because they will still profit on sales due to the lower price at which they purchased their shares compared to the public investors. The public securityholders may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices and the current trading price.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 8, 2025

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information about the Company, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of any securities. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering and the distribution of this prospectus outside the United States.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, from time to time, we and the Selling Securityholders may offer and sell the securities offered by them described in this prospectus in one or more offerings from time to time through any means described in the section entitled “Plan of Distribution.” We may use the shelf registration statement to issue shares of Common Stock upon exercise of the Warrants. We will receive proceeds from any exercise of the Warrants for cash. We may use the shelf registration statement to issue up to an aggregate of 14,442,665 shares of our Common Stock issuable by us consisting of (1) up to 8,588,425 Public Warrants; (2) up to 5,776,240 Private Placement Warrants; and (3) up to 78,000 OPCO Warrants.

The Selling Securityholders may use the shelf registration statement to sell up to: (1) 21,840,361 Total Resale Shares of including (i) 9,703,943 shares of Common Stock, which shares were originally issued to certain Wentworth Equityholders in connection with the consummation of the Business Combination as merger consideration at an equity consideration value of $10.00 per share; (ii) 104,000 shares of Common Stock issued in connection with the consummation of the Business Combination, originally issued as part of units issued to OPCO in lieu of certain fees in connection with the IPO (iii) up to 2,750,277 Founder Shares issued in connection with the consummation of the Business Combination, originally issued in a private placement to the Sponsor at a price of $0.001 per share; (iv) up to 531,651 shares of Common Stock issued in connection with the conversion of certain convertible notes upon the consummation of the Business Combination; (v) up to 1,500,000 shares of Common Stock upon the conversion of Series A Convertible Preferred Stock, subject to certain vesting restrictions pursuant to a subscription agreement entered into with certain Selling Security Holders in connection with the Business Combination, originally issued at a price of approximately $9.60 per share; (vi) up to 150,000 shares of Common Stock upon the conversion of the Series B Convertible Preferred Stock (as defined herein), subject to certain vesting restrictions pursuant to a subscription agreement entered into with certain Selling Security Holders in a private placement, originally issued at a price of $10.00 per share; (vii) up to 5,776,240 shares of Common Stock that are issuable by us upon the exercise of the Private Placement Warrants following the public resale of the Private Placement Warrants by the Selling Securityholders; (viii) up to 78,000 shares of Common Stock that issuable by us upon the exercise of 78,000 OPCO Warrants following the public resale of the OPCO Warrants; and (2) up to (i) 5,776,240 Private Placement Warrants originally issued to the Sponsor in a private placement at a price of $1.00 per Warrant, currently exercisable at a price of $11.50 per share; and (ii) 78,000 OPCO Warrants originally issued as part of units to OPCO in lieu of certain fees in connection with the IPO. Additional information about any offering may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the Common Stock and Warrants being offered and the terms of the offering.

A prospectus supplement may also add, update or change information included in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should rely only on the information contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. See “Where You Can Find Additional Information.”

Neither we nor the Selling Securityholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find Additional Information.”

On March 15, 2024 (the “Closing Date”), we consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated July 7, 2022 (as amended, the “Business Combination Agreement”) by and among KWAC, Binah Capital Group, Inc. (the “Company”), Kingswood Merger Sub, Inc., a Delaware corporation (“Kingswood Merger Sub”), Wentworth Merger Sub, LLC, a Delaware limited liability company (“Wentworth Merger Sub”), and Wentworth Management Services LLC, a Delaware limited liability company (“Wentworth”), pursuant to which, Kingswood Merger Sub merged with and into KWAC (the “Kingswood Merger”), with KWAC surviving the Kingswood Merger as a wholly-owned subsidiary of the Company (the “Kingswood Surviving Company”). Simultaneously with the Kingswood Merger, Wentworth Merger Sub merged with and into Wentworth (the “Wentworth Merger”), with Wentworth surviving the Wentworth Merger as a wholly-owned subsidiary of the Company (the “Surviving Company”). Following the Wentworth Merger, Kingswood Surviving Company acquired, and the Company contributed to Kingswood Surviving Company all of the common units of the Surviving Company directly held by the Company after the Wentworth Merger (the “Company Contribution”), such that, following the Company Contribution, Surviving Company became a wholly-owned subsidiary of the Kingswood Surviving Company (the Kingswood Merger and the Wentworth Merger, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

On the Closing Date, we consummated the PIPE Financing (as defined below). Pursuant to that certain subscription agreement, dated March 15, 2024 (the “Subscription Agreement”), a purchaser purchased from the Company (the “Subscriber”) an aggregate of 1,500,000 Series A PIPE Shares, for a purchase price of $9.60 per share and an aggregate purchase price of $14,400,000. Pursuant to the Subscription Agreement, we granted certain customary registration rights to the Subscriber with respect to the PIPE Shares. Concurrently with the Closing, Wentworth, the Sponsor and the persons identified in Schedule A thereto, entered into the Registration Rights Agreement, which provides customary demand and piggyback registration rights. See “Certain Relationships and Related Party Transactions - Registration Rights Agreement.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus contains statements that are forward-looking and as such are not historical facts. These forward-looking statements are based on Binah Capital Group, Inc.’s (the “Company”) management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The following factors among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	our ability to comply with supervisory and regulatory compliance obligations;
●	the risk we may be held liable for misconduct by their advisors;
●	poor performance of our investment products and services;
●	our ability to effectively maintain and enhance our brand and reputation;
●	our ability to expand and retain our customer base;
●	our future capital requirements and sources and uses of cash;
●	our ability to attract and retain key personnel;
●	our ability to protect the proprietary information of customers and networks against security breaches and protect and enforce intellectual property rights;
●	our reliance on third parties;
●	the risk that an increase in government regulation of the industries and markets in which we operate could negatively impact our business;
●	the impact of worldwide and regional political, military or economic conditions, including declines in foreign currencies in relation to the value of the U.S. dollar, hyperinflation, devaluation and significant political or civil disturbances in international markets;
●	the risk that claims, lawsuits and other proceedings that have been, or may be, instituted against Binah Capital Group, Inc. and/or its subsidiaries could adversely affect our business;
●	the risk that the market price of our securities may decline;
●	the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the Company to grow its business and manage growth profitably;
●	costs related to the business combination;
●	changes in applicable Laws or regulations; and
●	the risk that we may be adversely affected by other economic, business, and/or competitive factors.

●	the impact of worldwide and regional political, military or economic conditions, including declines in foreign currencies in relation to the value of the U.S. dollar, hyperinflation, devaluation and significant political or civil disturbances in international markets where we conduct business;
●	those factors discussed under the heading “Risk Factors” and elsewhere in this prospectus.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described under the heading “Risk Factors” and elsewhere in this prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of the Company. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can the Company assess the impact of all such risk factors on the business of the Company or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of the Company on the relevant subject. These statements are based upon information available to the Company, as applicable, as of the date of this prospectus, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes.

As used in this prospectus, unless the context otherwise requires or indicates, references to “Binah,” “Company,” “we,” “our,” and “us,” refer to Binah Capital Group, Inc. and its subsidiaries.

Our Business

Overview

The Company is a leading consolidator of retail wealth management businesses that owns and operates ten entities, four of which are broker-dealers, three of which are registered investment advisors, and three of which are insurance entities, that have over 1900 registered individuals working within the financial services industries.

The Company focuses on three critical areas comprised of the hybrid, independent and W2 business models to allow affiliated advisors to choose the operating model that works best for them and run their practices on their own terms. The Company’s platform adds to its flexibility by providing a variety of custody and clearing firm options to accommodate the unique business needs of advisors.

The Company believes it will be a natural destination for financial advisors and assets in motion by strategically positioning itself as the hybrid broker-dealer of choice, with top clearing and custodial relationships and strategic partnerships. With a track record of building a platform capable of significant scale along with strategic initiatives to drive its growth via access to public capital, Binah’s features include:

●	A national wealth management platform supporting more than 1,900 individuals working within the financial services industries
●	Tech-enabled capabilities that allows for seamless integration and provides advisors with end-to-end services enhancing efficiency
●	Open architecture that offers access to an array of solutions for advisors and their clients via expanded product offerings and shared services
●	A highly attractive financial model that is expected to experience organic growth, highly recurring revenues and expanding margins

Each of our independent advisory and brokerage firms provides full support services to its financial advisors, including access to stock, bond, exchange-traded fund (“ETF”) and options execution; products such as insurance, mutual funds, alternative investments such as non-traded real estate investment trusts, unit trusts and fixed and variable annuities; and research, compliance, supervision, accounting and related services.

Our independent advisory and brokerage firms offer various accounts, some of which are managed by our financial advisors, and others that are managed by third parties. The advisor managed accounts offer various account structures, including fee-based and “wrap fee” accounts. For financial advisors who prefer not to act as portfolio managers, third-party management options are available. These options employ managers who select diversified, fee-based asset management investment portfolios based on a client’s needs and risk profile. The types of portfolios may include separately managed portfolios, multi-managed accounts, and mutual fund and ETF model portfolios. These portfolios may also include portfolio analytics, performance reporting and position-specific reporting.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” As such, we will take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year (a) following November 23, 2025, the fifth anniversary of the closing of KWAC’s IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which the Company is deemed to be a large accelerated filer, which means the market value of our Common Stock that are held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Corporate Information

We were formed as a Delaware corporation on June 27, 2022.

Our principal executive office is located at 80 State Street, Albany, NY 12207.and our telephone number is (212) 404-7002. Our website is www.binahcap.com. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus.

Risk Factors

An investment in our Common Stock involves substantial risk. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations. Important factors and risks that could cause actual results to differ materially from those in the forward-looking statements include, among others:

●	Risks inherent in the independent broker-dealer business model;
●	Misconduct by our advisors, who operate in a decentralized environment;
●	Poor performance of investment products and services recommended or sold to our clients;
●	Wentworth’s inability to enhance or maintain their brand and reputation;
●	Our subsidiaries are broker-dealers registered with the SEC and members of FINRA, and therefore are subject to extensive regulation and scrutiny;
●	Our subsidiaries are subject to net capital and other regulatory capital requirements; failure to comply with these rules could harm our business;

●	FINRA may require changes to our business practices based on the ownership of our subsidiaries, which could impose additional costs or disrupt our business;
●	We rely on clearing brokers and the termination of our clearing agreements could disrupt our business.
●	Our business may be harmed by global events beyond our control, including overall slowdowns in securities trading;
●	Risks related to geopolitical conditions resulting from the invasion of Ukraine by Russia and the Israel-Hamas war, subsequent sanctions against related individuals and entities and the status of debt and equity markets, as well as protectionist legislation in our markets we operate
●	Our ability to raise additional capital and grow our business
●	The loss of key personnel, an inability to attract and retain additional personnel
●	Our stock price may be volatile and may decline regardless of our operating performance;

You should carefully review and consider the risk factors set forth under the section entitled “Risk Factors”.

THE OFFERING

Issuance of Common Stock
Shares of Common Stock offered by us

Up to 14,442,665 shares of Common Stock that may be issued upon exercise of the Warrants, consisting of:

Up to 8,588,425 shares of Common Stock that are issuable upon the exercise of the Public Warrants.

Up to 5,776,240 shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants.

Up to 78,000 shares of Common Stock that are issuable upon the exercise of the OPCO Warrants.

Exercise price of Warrants	$11.50 per share, subject to adjustment as described herein.
Use of proceeds

We will receive up to an aggregate of approximately $174,622,325 from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. Unless we inform you otherwise in a prospectus supplement or free writing prospectus, we intend to use the net proceeds from the exercise of the Warrants for general corporate purposes.

Resale of Common Stock and Certain Warrants
Shares of Common Stock offered by the Selling Securityholders

Up to 21,840,361 shares of Common Stock, consisting of:

a.
Up to 9,703,943 shares of Common Stock issued to certain Wentworth Equityholders as merger consideration pursuant to the Business Combination;
b.
Up to 104,000 shares of Common Stock issued as part of the units issued to OPCO in connection with the IPO;
c.
Up to 2,750,277 Founder Shares;
d.
Up to 531,651 shares of Common Stock issued in connection with the conversion of certain convertible notes;
e.
Up to 2,700,000 Series A PIPE Shares;
f.
Up to 196,150 Series B PIPE Shares;
g.
Up to 5,776,240 shares of Common Stock issuable upon exercise of the Private Placement Warrants;
h.
Up to 78,000 shares of Common Stock issuable upon exercise of the OPCO Warrants.

Warrants to purchase Common Stock by the Selling Securityholders	Up to 5,854,240 warrants, consisting of: a. Up to 5,776,240 Private Warrants; and b. Up to 78,000 OPCO Warrants.

Use of proceeds	We will not receive any proceeds from the sale of the shares of Common Stock or Warrants by the Selling Securityholders.
Shares of Common Stock outstanding prior to exercise of all Warrants	16,602,460 shares (as of April 8, 2025).
Shares of Common Stock outstanding assuming exercise of all Warrants	31,787,010 shares (as of April 8, 2025).
Restrictions to sell

Certain of our securityholders are subject to certain restrictions on transfer until the termination of applicable lockup periods. See the section entitled “Plan of Distribution - Restrictions to Sell.”

Risk factors	Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors.”
Holders

As of February 13, 2025, there were approximately 29 holders of record of our Common Stock, one holder of record of our Series A Convertible Preferred Stock and approximately 11 holders of record of the Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Common Stock and Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

We have no current plans to pay cash dividends. The declaration, amount and payment of any future dividends on our Common Stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant.

Nasdaq ticker symbols	Common Stock: BCG Warrants: BCGWW

RISK FACTORS

Investing in our securities involves a high degree of risk. Investors should carefully consider the risks described below and all of the other information set forth in the registration statement of which this prospectus forms a part, including our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our Common Stock and Warrants. If any of the events or developments described below occur, our business, financial condition, or results of operations could be materially or adversely affected. As a result, the market price of our Common Stock and Warrants could decline, and investors could lose all or part of their investment. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Notes Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Several risks are inherent in the independent broker-dealer business model.

Compared to wirehouses and other employee models, our advisors are not typically our direct employees. We generally offer advisors wider choice in operating their businesses with regard to product offerings, outside business activities, office technology and supervisory models. Our approach may make it more challenging for us to comply with our supervisory and regulatory compliance obligations, particularly in light of our de-centralized operations and the complexity of certain advisor business models.

Misconduct and errors by our advisors could be difficult for us to detect and could result in violations of law by us, regulatory sanctions, or serious reputational or financial harm. Although we have designed policies and procedures to comply with applicable laws, rules, regulations and interpretations, we cannot always prevent or detect misconduct and errors by our advisors, and the precautions we take to prevent and detect these activities may not be effective in all cases. Prevention and detection among our advisors, who are typically not our direct employees and some of whom tend to be located in small, decentralized offices, present additional challenges, particularly in the case of complex products or supervision of outside business activities. We also cannot assure that misconduct or errors by our employees or advisors will not lead to a material adverse effect on our business, or that our errors and omissions insurance will be sufficient to cover such misconduct or errors.

Misconduct by our advisors, who operate in a decentralized environment, is difficult to detect and deter and could harm our business, reputation, results of operations or financial condition.

Even though our advisors are typically not our direct employees, we may be held liable for their misconduct that results in violations of law, regulatory sanctions and/or serious reputational or financial harm. Misconduct could include:

●	recommending transactions that are not suitable for the client or in the client’s best interests;
●	engaging in fraudulent or otherwise improper activity;
●	binding us to transactions that exceed authorized limits;
●	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;
●	improperly using or disclosing confidential information;
●	failure, whether negligent or intentional, to effect securities transactions on behalf of clients;
●	failure to perform reasonable diligence on a security, product or strategy;
●	failure to supervise a financial advisor;
●	failure to provide insurance carriers with complete and accurate information;

●	engaging in unauthorized or excessive trading to the detriment of clients;
●	engaging in improper transactions with clients; or
●	otherwise not complying with laws or our control procedures.

We cannot always deter misconduct by our advisors, and the precautions we take to prevent and detect this activity may not be effective in all cases. Also, our failure to properly investigate new and existing advisors may subject us to additional risks and liabilities.

Poor performance of the investment products and services recommended or sold to our clients or competitive pressures on pricing of such products and services may have a material adverse effect on our business.

Our advisors’ clients control their assets maintained with us. These clients can terminate their relationships, reduce the aggregate amount of assets under management or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, financial market performance, competitive pricing and personal client liquidity needs. Poor performance of the investment products and services recommended or sold to such clients relative to the performance of other products available in the market or the performance of other investment management firms tends to result in the loss of accounts. Competitive pricing, including from robo-advisors and higher deposit rates on cash deposits, could adversely impact our business. The decrease in revenue that could result from such an event could have a material adverse effect on our results of operations.

Maintaining and enhancing our Binah brand and reputation is critical to our growth, and if we are unable to maintain and enhance our brand, our business, results of operations and financial condition could be adversely affected.

Several competitors have brands that are well recognized. As a relatively new entrant into the digital market, we spend considerable capital to create brand awareness and build our reputation. We may not be able to build brand awareness, and our efforts at building, maintaining, and enhancing our reputation could fail. Complaints or negative publicity about our business practices, our marketing and advertising campaigns, our compliance with applicable laws and regulations, the integrity of the data that we provide to consumers, data privacy and security issues, and other aspects of our business, whether valid or not, could diminish confidence in our brand, which could adversely affect our reputation and business. As we expand our product offerings and enter new markets, we need to establish our reputation with new customers, and to the extent we are not successful in creating positive impressions, our business in these newer markets could be adversely affected. There can be no assurance that we will be able to maintain or enhance our reputation, and failure to do so could materially adversely affect our business, results of operations and financial condition. If we are unable to maintain or enhance consumer awareness of our brand cost-effectively, our business, results of operations and financial condition could be materially adversely affected.

Our subsidiaries are broker-dealers registered with the SEC and members of FINRA, and therefore are subject to extensive regulation and scrutiny.

Certain of our subsidiaries facilitate transactions in shares and fractionalized shares of publicly-traded stock and exchange-traded funds through a third-party clearing and carrying brokers. Our subsidiaries are registered with the SEC as broker-dealers under the Exchange Act and are members of FINRA. Therefore, our subsidiaries are subject to regulation, examination, and supervision by the SEC, FINRA, and state securities regulators. The regulations applicable to broker-dealers cover all aspects of the securities business, including sales practices, use and safekeeping of clients’ funds and securities, capital adequacy, record-keeping, and the conduct and qualification of officers, employees, and independent contractors. As part of the regulatory process, broker-dealers are subject to periodic examinations by their regulators, the purpose of which is to determine compliance with securities laws and regulations, and from time to time may be subject to additional routine and for-cause examinations. It is not uncommon for regulators to assert, upon completion of an examination, that the broker-dealer being examined has violated certain of these rules and regulations. Depending on the nature and extent of the violations, the broker-dealer may be required to pay a fine and/or be subject to other forms of disciplinary and corrective action. Additionally, the adverse publicity arising from the imposition of sanctions could harm our reputation and cause us to lose existing customers or fail to gain new customers.

The SEC, FINRA, and state securities regulators have the authority to bring administrative or judicial proceedings against broker-dealers, whether arising out of examinations or otherwise, for violations of state and federal securities laws. Administrative sanctions can include cease-and-desist orders, censure, fines, and disgorgement and may even result in the suspension or expulsion of the firm from the securities industry. Similar sanctions may be imposed upon officers, directors, representatives, and employees.

Our subsidiaries have adopted, and regularly review and update, various policies, controls, and procedures designed for compliance with their regulatory obligations. However, appropriately addressing our subsidiaries regulatory obligations is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to appropriately address them. Failure to adhere to these policies and procedures may also result in regulatory sanctions or litigation against us. Our subsidiaries also rely on various third parties to provide services, including managing and executing customer orders, and failure of these third parties to adequately perform these services may negatively impact customer experience, product performance, and our reputation and may also result in regulatory sanctions or litigation against us or our subsidiaries.

In the event of any regulatory action or scrutiny, we or our subsidiaries could also be required to make changes to our business practices or compliance programs. In addition, any perceived or actual breach of compliance by our subsidiaries with respect to applicable laws, rules, and regulations could have a significant impact on our reputation, could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk, including litigation against us, and potential liability.

Our subsidiaries are subject to net capital and other regulatory capital requirements; failure to comply with these rules could harm our business.

Our subsidiaries are subject to the net capital requirements of the SEC and FINRA. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of their assets be kept in relatively liquid form. Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the SEC and suspension or expulsion by FINRA, and ultimately may require its liquidation. Currently, our subsidiaries have relatively low net capital requirements, because they do not hold customer funds or securities, but instead facilitate the transmission and delivery of those funds. However, a change in the net capital rules, a change in how our subsidiaries handle or hold customer assets, or the imposition of new rules affecting the scope, coverage, calculation, or amount of net capital requirements could have adverse effects. Finally, our subsidiaries are subject to such net capital requirements, we may be required to inject additional capital into our subsidiaries from time to time and as such, we may have liability and/or our larger business may be affected by any of these outcomes.

It is possible that FINRA will require changes to our business practices based on the ownership of our subsidiaries, which could impose additional costs or disrupt our business.

In certain cases, FINRA has required unregistered affiliates of broker-dealers to comply with additional regulatory requirements, including, among others, handling all securities or other financial transactions through the affiliated broker-dealer or conforming all marketing and advertising materials to the requirements applicable to broker-dealers. We do not currently believe that these types of requirements apply to any aspect of our business other than the securities transactions facilitated through our subsidiaries. It is possible that, in the future, FINRA could require us to comply with additional regulations in the conduct of other activities (i.e., beyond the securities transactions made through our subsidiaries). If that were to occur, it could require significant changes to our business practices. These and other changes would impose significantly greater costs on us and disrupt existing practices in ways that could negatively affect our overarching business and profitability.

We rely on clearing brokers and the termination of our clearing agreements could disrupt our business.

Each of our four broker-dealer subsidiaries depends on the operational capacity and ability of its clearing broker for the orderly processing of transactions. By engaging the processing services of a clearing firm, each of our broker-dealer subsidiaries is exempt from some capital reserve requirements and other regulatory requirements imposed by federal and state securities laws. If these clearing agreements were terminated for any reason, we would be forced to find alternative clearing arrangements and could have an impact on our business.

We cannot assure you that we would be able to find alternative clearing arrangements on acceptable terms to us or at all. Also, the loss of a clearing firm could hamper the ability of our subsidiaries to recruit and retain their respective independent financial advisors.

Our business may be harmed by global events beyond our control, including overall slowdowns in securities trading.

Like other brokerage and financial services firms, our business and profitability are directly affected by elements that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities and futures transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. A weakness in securities markets, such as a slowdown causing reduction in trading volume in U.S. or foreign securities and derivatives, has historically resulted in reduced transaction revenues and would have a material adverse effect on our business, financial condition, and results of operations.

Our business, operations, and financial position may be materially adversely affected by the geopolitical conditions resulting from the invasion of Ukraine by Russia and the Israel-Hamas war, subsequent sanctions against related individuals and entities and the status of debt and equity markets, as well as protectionist legislation in our markets we operate.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions, the invasion of Ukraine by Russia in February 2022 and the Israel-Hamas war. In response to the invasion of Ukraine by Russia, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and Israel during the ongoing military conflicts, increasing geopolitical tensions. The invasion of Ukraine by Russia, the Israel-Hamas war and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing military conflict in Ukraine and Israel is highly unpredictable, the conflicts could lead to market disruptions, including significant volatility in energy and other commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, these and any other military actions and any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the abovementioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the Israel-Hamas war, and subsequent sanctions, could adversely affect the business and operations. The extent and duration of the Russian invasion of Ukraine, the Israel-Hamas war, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Any such disruptions may also have the effect of heightening many of the other risks described elsewhere in this “Risk Factors” section, such as those related to the market for our securities.

We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all.

To the extent that our present capital is insufficient to meet future operating requirements or to cover losses, we may need to raise additional funds through financings or curtail our projected growth. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, as well as market disruptions and other developments.

Historically, we have funded our operations, marketing expenditures and capital expenditures primarily through earnings. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek financing.

If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to those of common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could require that a substantial portion of our operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities, and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth, maintain minimum amounts of capital and to respond to business challenges could be significantly limited, and our business, results of operations and financial condition could be adversely affected.

We rely on the experience and expertise of our senior management team, key technical employees, and other highly skilled personnel.

Our success depends upon the continued service of our senior management team, highly specialized experts, and key technical employees, as well as our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain, and integrate highly skilled personnel for all areas of our organization. If we are unable to attract the requisite personnel, our business and prospects may be adversely affected. Our founder, executive officers, key technical personnel, and other employees could terminate his or her relationship with us at any time. The loss of our founder or any other member of our senior management team or key personnel may significantly delay or prevent the achievement of our strategic business objectives and could harm our business. Competition in our industry for qualified employees is intense. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Moreover, if and when the stock options or other equity awards are substantially vested, employees under such equity arrangements may be more likely to leave, particularly when the underlying shares have seen a value appreciation.

Legal, Regulatory or Compliance Risks

Legislative, judicial, or regulatory changes to the classification of independent contractors could increase our operating expenses.

From time to time, various legislative or regulatory proposals are introduced at the federal or state levels to change the status of independent contractors’ classification to employees for either employment tax purposes (withholding, social security, Medicare and unemployment taxes) or other benefits available to employees. Most of our advisors are classified as independent contractors for all purposes, including employment tax and employee benefit purposes. We cannot assure you that legislative, judicial, or regulatory (including tax) authorities will not introduce proposals or assert interpretations of existing rules and regulations that would change the employee/independent contractor classification of these firms’ financial advisors. The costs associated with potential changes, if any, to these independent contractor classifications could have a material adverse effect on us, including our results of operations and financial condition.

We collect, process, store, share, disclose and use customer information and other data, and our actual or perceived failure to protect such information and data, respect customers’ privacy or comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.

Use of our technology involves the storage and transmission of information, including personal information, in relation to our staff, contractors, business partners and current, past, or potential customers. Security breaches, including by hackers or insiders, could expose confidential information, which could result in potential regulatory investigations, fines, penalties, compliance orders, liability, litigation, and remediation costs, as well as reputational harm, any of which could materially adversely affect our business and financial results. Further, outside parties may attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers’ information. Any of these incidents could result in an investigation by a competent regulator, resulting in a fine or penalty, or an order to implement specific compliance measures. It could also trigger claims by affected third parties. While we use encryption and authentication technology licensed from third parties designed to effect secure transmission of such information, we cannot guarantee the security of the transfer and storage of personal information.

Any or all of the issues above could adversely affect our ability to attract new customers or retain existing customers, or subject us to governmental or third-party lawsuits, investigations, regulatory fines or other actions or liability, resulting in a material adverse effect to our business, results of operations and financial condition.

There are numerous existing and proposed federal, state, and local laws in the United States and around the world regarding privacy and the collection, processing, storing, sharing, disclosing, using, cross-border transfer, and the protection of personal information and other data. The scope of these existing and proposed laws are changing, subject to differing interpretations, may be costly to comply with, and may be inconsistent between countries and jurisdictions or conflict with other rules. These laws include the California Consumer Privacy Act of 2018 (the “CCPA”), which became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides civil penalties for violations, as well as a private right of action and statutory damages for data breaches that are expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability.

Any failure or perceived failure to comply with these rules may result in regulatory fines or penalties including orders that require us to change the way we process data (including by way of our algorithms). In the event of a data breach, we are also subject to breach notification laws in the jurisdictions in which we operate, including U.S. state laws, and the risk of litigation and regulatory enforcement actions.

Additionally, we are subject to the terms of our privacy policies and privacy-related obligations to third parties. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation or public statements against us by consumer advocacy groups or others, and could cause customers to lose trust in us, all of which could be costly and have an adverse effect on our business. In addition, new and changed rules and regulations regarding privacy, data protection of customer information could cause us to delay planned uses and disclosures of data to comply with applicable privacy and data protection requirements. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put personal information at risk, which may result in increased regulatory scrutiny and have a material adverse effect to our reputation, business, and operating results.

Regulators may limit our ability to expand or implement and/or may eliminate or restrict the confidentiality of our proprietary technology, which could have a material adverse effect on our financial condition and results of operations.

Our future success depends on our ability to continue to expand and implement our proprietary product. Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology or require that we disclose our proprietary technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations and financial condition.

Litigation and legal proceedings filed by or against us and our subsidiaries could have a material adverse effect on our business, results of operations and financial condition.

Litigation and other proceedings may include, but are not limited to, complaints from or litigation by customers or reinsurers, related to alleged breaches of contract or otherwise. As our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively. We continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to general commercial and corporate litigation. We are not currently involved in any material litigation with our customers, consumers, or affinity partners. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damage amounts or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend and may divert management’s attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could adversely affect our brand and reputation, regardless of whether such allegations are valid or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings may harm our business and financial condition.

We may be subject to certain industry regulations, including the Truth-in-Lending Act.

Our business may require compliance with certain regulatory regimes, including some applicable to consumer lending. In particular, the laws which our business may be subject to directly or indirectly include the Truth-in-Lending Act, and its implementing Regulation Z, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions. Non-compliance with the Truth-in-Lending Act or other laws and regulations could result in fines, sanctions, or other adverse consequences.

Changes in applicable tax laws, regulations or administrative interpretations thereof may materially adversely affect our financial condition, results of operations and cash flows.

We could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof. For example, the U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”), enacted in December 2017, resulted in fundamental changes to the Internal Revenue Code (“Code”), including, among many other things, a reduction to the federal corporate income tax rate, a limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on the use of net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. Subsequent legislation, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), enacted on March 27, 2020, relaxed certain of the limitations imposed by the TCJA for certain taxable years, including the limitation on the use and carryback of net operating losses and the limitation on the deductibility of business interest expense. The exact impact of the TCJA and the CARES Act for future years is difficult to quantify, but these changes could materially adversely affect holders of our common stock. In addition, on August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which among other things, imposes a 1% excise tax on the fair market value of stock repurchased by “covered corporations” beginning in 2023. Other changes could be enacted in the future to increase the corporate tax rate, limit further the deductibility of interest or effect other changes that could have a material adverse effect on our business, results of operations and financial condition. Such changes could also include increases in state taxes and other changes to state tax laws to replenish state and local government finances depleted by costs attributable to the COVID-19 pandemic and the reduction in tax revenues due to the accompanying economic downturn.

In addition, our effective tax rate and tax liability are based on the application of current income tax laws, regulations, and treaties. These laws, regulations and treaties are complex, and the manner in which they apply to the Company and its diverse set of business arrangements is often open to interpretation. Significant management judgment is required in determining the Company’s provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets. The tax authorities could challenge our interpretation of laws, regulations, and treaties, resulting in additional tax liability or adjustment to its income tax provision that could increase its effective tax rate. Changes to tax laws may also adversely affect our ability to attract and retain key personnel.

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the Foreign Corrupt Practices Act, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws that prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other parties or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations and financial condition.

We have begun to implement an anti-corruption compliance program and policies, procedures and training designed to foster compliance with these laws; however, our employees, contractors, and agents, and companies to which we outsource some of our business operations, may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, operating results and prospects.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal, or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Risks Relating to Cybersecurity and Technology

Security incidents or real or perceived errors, failures or bugs in our systems or our website could impair our operations, result in loss of personal customer information, damage our reputation, and brand, and harm our business and operating results.

Our continued success is dependent on our systems, applications, and software continuing to operate and to meet the changing needs of our customers and users. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our website may contain material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website or online app shutdowns, or could cause loss of critical data or the unauthorized disclosure, access, acquisition, alteration or use of personal or other confidential information.

If we experience compromises to our security that result in technology performance, integrity, or availability problems, the complete shutdown of our website or the loss or unauthorized disclosure, access, acquisition, alteration or use of confidential information, customers may lose trust and confidence in us, and customers may decrease the use of our website or stop using our website entirely. Because the techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems change frequently, often they are not recognized until launched against a target, and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. Even if we take steps that we believe are adequate to protect us from cyber threats, hacking against our competitors or other companies could create the perception among our customers or potential customers that our website is not safe to use.

A significant impact on the performance, reliability, security, and availability of our systems, software, or services may harm our reputation, impair our ability to operate, retain existing customers or attract new customers, and expose us to legal claims and government action, each of which could have a material adverse impact on our financial condition, results of operations, and growth prospects.

We may be unable to prevent or address the misappropriation of our data.

From time to time, third parties may misappropriate our data through website scraping, robots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites or online apps may misappropriate data and attempt to imitate our brand or the functionality of our website. If we become aware of such websites or online apps, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites or online apps in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites or online apps operating outside of the United States, our available remedies may not be adequate to protect us against the effect of the operation of such websites or online apps. Regardless of whether we can successfully enforce our rights against the operators of these websites or online apps, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

Risks Related to Being a Public Company

The market price and trading volume of our common stock and Warrants may be highly volatile and could decline significantly.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock and Warrants in spite of our operating performance. We cannot assure you that the market price of our common stock and Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including any of the risks presented under this section entitled “Item 1A. Risk Factors” or presented elsewhere in this proxy statement/prospectus, and, among others, the following:

●	our operating and financial performance, quarterly or annual earnings relative to similar companies;
●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	the public’s reaction to our press-releases, other public announcements and filings with the SEC;
●	announcements by us or our competitors of acquisitions, business plans or commercial relationships;
●	any major change in the Company Board or senior management;
●	sales of our common stock by us, our directors, executive officers, principal shareholders;
●	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
●	short sales, hedging and other derivative transactions in our common stock;
●	exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;
●	our creditworthiness, financial condition, performance and prospects;
●	our dividend policy and whether dividends on our common stock have been, and are likely to be, declared and paid from time to time;
●	perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;
●	regulatory or legal developments;
●	changes in general market, economic, and political conditions, such as inflationary pressures, rising interest rates, potential recession, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism;
●	conditions or trends in our industry, geographies or customers;
●	changes in accounting standards, policies, guidance, interpretations, or principles; and
●	threatened or actual litigation or government investigations.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject us to significant liabilities.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq in particular have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about the Company or its business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts-initiated coverage, and one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

As a public company, we will become subject to additional laws, regulations, and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

As a company with publicly traded securities, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the Nasdaq and other applicable securities laws and regulations. These rules and regulations require that we adopt additional controls and procedures and disclosure, corporate governance and other practices thereby significantly increasing our legal, financial, and other compliance costs. These new obligations will also make other aspects of our business more difficult, time-consuming, or costly and increase demand on our personnel, systems, and other resources. For example, to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to commit significant resources, hire additional staff, and provide additional management oversight. Furthermore, as a result of disclosure of information in this proxy statement/ prospectus and in our Exchange Act and other filings required of a public company, our business and financial condition will become more visible, which we believe may give some of our competitors who may not be similarly required to disclose this type of information a competitive advantage. In addition to these added costs and burdens, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the Company’s common stock, fines, sanctions, other regulatory actions, and civil litigation, any of which could negatively affect the price of the Company’s common stock.

Our Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware, or the federal district courts within the State of Delaware if the Court of Chancery does not have jurisdiction, will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act.

Our Amended and Restated Certificated of Incorporation (the “Charter”) provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our stockholders, (3) any action asserting a claim against us or any director or officer arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), (4) any action to interpret, apply, enforce or determine the validity of our Charter or bylaws, or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act, and accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, unless the Company consents in writing to the selection of an alternate forum, the federal courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The Company’s Charter will not address or apply to claims that arise under the Exchange Act; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our Charter and Bylaws to be inapplicable or unenforceable in such action.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find the choice of forum provision contained in our Charter and bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this exclusive forum provision but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

A significant portion of our total outstanding shares of our common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

At Closing, the Company entered into Lock-Up Agreements with certain holders, pursuant to, and on the terms and conditions of which, subject to certain exceptions, such holders shall not transfer or make any announcement of any intention to affect a transfer of any of the equity interests of securities of the Company beneficially owned by the holder during the applicable lock-up period.

Following the applicable expiration of the lock-up period, the holders subject to Lock-Up Agreements will not be restricted from selling shares of our common stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

As restrictions on resale end and registration statements for the sale of shares of our common stock by the parties to the registration rights agreement are available for use, the sale or possibility of sale of these shares of our common stock, could have the effect of increasing the volatility in the market price of our common stock, or decreasing the market price itself.

Our quarterly operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. As a result, you should not rely on our past quarterly operating results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial condition and operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

●	our ability to maintain and attract new customers;
●	the continued development and upgrading of our technology platform;
●	the timing and success of new product, service, feature, and content introductions by us or our competitors or any other change in the competitive landscape of our market;
●	pricing pressure as a result of competition or otherwise;
●	increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
●	the diversification and growth of our revenue sources;
●	our ability to maintain gross margins and operating margins;
●	system failures or breaches of security or privacy;

●	adverse litigation judgments, settlements, or other litigation-related costs, including content costs for past use;
●	changes in the legislative or regulatory environment, including with respect to insurance and consumer product regulations;
●	changes in our effective tax rate;
●	changes in accounting standards, policies, guidance, interpretations, or principles; and
●	changes in business or macroeconomic conditions, including lower consumer confidence, recessionary conditions, increased unemployment rates, or stagnant or declining wages.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes- Oxley Act could have a material adverse effect on our business and stock price.

As a public company, we operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act, and the related rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing and maintaining corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal control is necessary for us to provide reliable, timely financial reports and prevent fraud.

Our testing of our internal controls, or the testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that we would be required to remediate in a timely manner to be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act each year. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner each year, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources and could adversely affect the market price of our shares of common stock. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make the Company’s common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

●	be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;
●	be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”);
●	be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and
●	be exempt from any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or be required to deliver a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

We currently intend to take advantage of each of the exemptions described above. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price. We could be an emerging growth company for up to five years following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, though we may cease to be an emerging growth company earlier if (1) we have more than $1.07 billion in annual gross revenue, (2) we qualify as a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or (3) we issue, in any three-year period, more than $1.0 billion in non-convertible debt securities held by non-affiliates. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock

The requirements of being a public company, including maintaining adequate internal control over our financial and management systems, may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of the Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations will likely strain our financial and management systems, internal controls, and employees.

The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. If we have material weaknesses or deficiencies in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

In addition, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act when we cease to be an emerging growth company. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, operating results, and financial condition. Although we have already engaged additional resources to assist us in complying with these requirements, our finance team is small and we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.

We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board and qualified executive officers.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

We have no direct operations and derive all of our cash flow from our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments or distributions to meet any existing or future debt service and other obligations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us. In addition, FINRA regulations restrict dividends in excess of 10% of a member firm’s excess net capital without FINRA’s prior approval. Compliance with this regulation may impede our ability to receive dividends from our broker-dealer subsidiaries. For more information about potential limits on our ability to receive dividends from our broker-dealer subsidiaries, see “We are subject to various regulatory requirements, which, if not complied with, could result in the restriction of the conduct or growth of our business” above.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt, or a combination of both. However, the lapse or waiver of any lock up restrictions or any sale or perception of a possible sale by our stockholders, and any related decline in the market price of our common stock, could impair our ability to raise capital. Separately, additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to the Company’s common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on the common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

The forecasts of market growth and other projections included in this proxy statement/prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you that our business will grow at a similar rate, if at all.

Growth forecasts and projections are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this proxy statement/prospectus relating to the expected growth in the direct to consumer vehicle and consumer product protection plan market, including estimates based on our own internal survey data, as well as any corresponding projections related to our potential performance, may prove to be inaccurate. Even if the markets experience the forecasted growth described in this proxy statement/prospectus, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of our common stock or other reasons may in the future cause it to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert managements and our Board’s attention and resources from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

We may amend the terms of the Warrants in a manner that may be adverse to holders of our Warrants with the approval by the holders of at least 50% of the then outstanding Warrants. As a result, the exercise price of your Warrants could be increased, the exercise period could be shortened and the number of shares of common stock purchasable upon exercise of a warrant could be decreased, all without a warrant holder’s approval.

Our Warrants were issued in registered form under a warrant agreement, which provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding Warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, a majority of the then outstanding private placement Warrants. Accordingly, we may amend the terms of the Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Warrants approve of such amendment. Although our ability to amend the terms of the Warrants with the consent of at least 50% of the then outstanding Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash or common stock, shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of the Warrants.

Your unexpired Warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

We have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant; provided that the last reported sale price of our common stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders. We will not redeem the Warrants unless an effective registration statement under the Securities Act covering the issuance of our common stock issuable upon the exercise of the Warrants is effective and a current prospectus relating to those common stock is available throughout the 30-day redemption period, except if the Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force you to (i) exercise your Warrants and pay the exercise price therefore at a time when it may be disadvantageous for you to do so, (ii) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants or (iii) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, we expect would be substantially less than the market value of your Warrants.

USE OF PROCEEDS

We are not selling any securities under this prospectus and we will not receive any proceeds from the sale of securities by the Selling Securityholders.

Assuming the exercise of all outstanding Warrants for cash, we will receive an aggregate of approximately $174,622,325 but will not receive any proceeds from the sale of the shares of Common Stock issuable upon such exercise. We expect to use the net proceeds from the exercise of the Warrants, if any, for general corporate purposes. We will have broad discretion over the use of any proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise for cash any or all of such Warrants. To the extent that any Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease.

The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of Common Stock underlying the Warrants offered hereby is determined by reference to the exercise price of the Warrants of $11.50 per share. The Public Warrants are listed on the Nasdaq under the symbol “BCGWW.”

We cannot currently determine the price or prices at which shares of our Common Stock or Warrants may be sold by the Selling Securityholders under this prospectus.

MARKET INFORMATION FOR SECURITIES AND DIVIDEND POLICY

Market Information

Our Common Stock and Warrants are currently listed on the Nasdaq under the symbols “BCG” and “BCGWW,” respectively. Prior to the consummation of the Business Combination, KWAC’s Common Stock and warrants were listed on the Markets Group, Inc. stock exchange under the symbols “KWAC” and “KWAC.WS,” respectively. As of February 13, 2025, following the Business Combination, there were 16,602,460 shares of Common Stock issued and outstanding held of record by 29 holders, and Warrants to purchase an aggregate of 8,588,425 shares of Common Stock outstanding held of record by 11 holders.

Dividends

We have not paid any cash dividends on our Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board at such time. In addition, we are not currently contemplating and do not anticipate declaring any stock dividends in the foreseeable future as it is currently expected that available cash resources will be utilized in connection with our ongoing operations and development.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto contained elsewhere in this report. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. Please also refer to the section under the heading “Cautionary Notes Regarding Forward-Looking Statements.”

The information for the years ended December 31, 2024 and 2023 are derived from the Company’s audited consolidated financial statements and the notes thereto included elsewhere in this report.

Any reference to Binah Capital Group, Inc. refers to Binah Capital Group, Inc. and our consolidated subsidiaries on a forward-looking basis or as the context requires, to the historical results of BMS Management Services LLC. Any reference to “BMS Management Services LLC” (“BMS”) refers to the entities comprising the Binah Capital Group, Inc. business prior to the consummation of the Business Combination.

Business Overview

The Company is a leading consolidator of retail wealth management businesses that owns and operates ten entities, four of which are broker-dealers, three of which are registered investment advisors, and three of which are insurance entities, that have over 1900 registered individuals working within the financial services industries.

The Company focuses on three critical areas comprised of the hybrid, independent and W2 business models to allow affiliated advisors to choose the operating model that works best for them and run their practices on their own terms. The Company’s platform adds to its flexibility by providing a variety of custody and clearing firm options to accommodate the unique business needs of advisors.

Our Sources of Revenue

Our revenue is derived primarily from fees and commissions from products and advisory services offered by our advisors to their clients, a substantial portion of which we pay out to our advisors.

Executive Summary

Financial Highlights

Results for the year ended December 31, 2024 included a net loss of approximately $4.6 million and total revenue of approximately $168.9 million, which compares to net income and total revenue of $0.5 million and approximately $168.0 million, respectively, for the year ended December 31, 2023.

Asset Trends

Total advisory and brokerage assets served were $27.1 billion at December 31, 2024, compared to $23.9 billion at December 31, 2023. Total net new assets were $(2.1) billion for the year ended December 31, 2024, compared to $(3.6) billion for the same period in 2023.

Net new advisory assets were $0.0 million for the year ended December 31, 2024, compared to $(0.5) million in 2023. Advisory assets were $2.5 billion at December 31, 2024, which is an increase of approximately 21% from the $2.1 billion at December 31, 2023.

Net new brokerage assets were $(2.1) billion for the year ended December 31, 2024, compared to $(3.1) billion in 2023. Brokerage assets were $24.5 billion at December 31, 2024, an increase of approximately 12% from $21.8 billion at December 31, 2023.

Gross Profit Trend

Gross profit, a non-GAAP financial measure, was $32.0 million for the year ended December 31, 2024, an increase of 0.6% from $31.8 million for the year ended December 31, 2023. See the “Key Performance Metrics and Non-GAAP Financial Measures” section for additional information on gross profit.

Key Performance Metrics and Non-GAAP Financial Measures

We focus on several key metrics in evaluating the success of our business relationships and our resulting financial position and operating performance. Our key metrics of Gross Profit and EBITDA are “non-GAAP financial measures.” Our management periodically uses certain “non-GAAP financial measures,” as such term is defined under the rules of the SEC, to supplement our financial information presented in accordance with U.S. GAAP and to clarify and enhance understanding of past performance and prospects for the future. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in or excluded from the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Management believes that the non-GAAP financial measures of Gross Profit, EBITDA and Adjusted EBITDA provide investors and analysts useful insight into our financial position and operating performance. Any non-GAAP measure provided should be viewed in addition to, and not as an alternative to, the most directly comparable measure determined in accordance with U.S. GAAP. Further, the calculation of these non-GAAP financial measures may differ from the calculation of similarly titled financial measures presented by other companies and therefore may not be comparable among companies.

Gross Profit

Gross profit is defined as total revenue less commissions paid to financial advisors and registered representatives and other fees that generate the revenue. We consider our gross profit amounts to be non-GAAP financial measures that may not be comparable to those of others in our industry. We believe that gross profit amounts can provide investors with useful insight into our core operating performance before other costs that are general and administrative in nature.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure defined as net income plus interest expense, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, a non-GAAP measure, plus non-recurring costs related to our business combination, as well as re-financing the senior credit facility. The Company presents EBITDA and Adjusted EBITDA because management believes that it can be a useful financial metric in understanding the Company’s earnings from operations. EBITDA and Adjusted EBITDA are not a measure of the Company’s financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP.

A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP financial measures appears below in the footnotes to the table of our key operating, business and financial metrics.

Our key operating, business and financial metrics are as follows:

	As of and for the Years Ended December 31,
Operating Metric (dollars in billions)	2024	2023
Advisory and Brokerage Assets
Brokerage assets	$24.5	$21.8
Advisory assets	2.5	2.1
Total Advisory and Brokerage Assets	$27.0	$23.9

Net New Assets
Net new brokerage assets	$(2.1)	$(3.1)
Net new advisory assets	0.0	(0.5)
Total Net New Assets	$(2.1)	$(3.6)

Financial Metrics (dollars in millions)
Total revenue	$169.0	$168.0
Net (loss) income	$(4.6)	$0.6
Non-GAAP Financial Metrics (dollars in millions)
Gross Profit(1)	$32.0	$31.8
EBITDA(2)	$1.9	$6.8
Adjusted EBITDA(2)	$6.3	$8.4

(1)	Gross profit is a non-GAAP financial measure defined as total revenue less commissions paid to financial advisors and registered representatives and other fees that generate the revenue. We consider our gross profit amounts to be non-GAAP financial measures that may not be comparable to those of others in our industry. We believe that gross profit amounts can provide investors with useful insight into our core operating performance before other costs that are general and administrative in nature. Below is a calculation of gross profit for the periods presented (in millions):

	For the Years Ended December 31,
Gross Profit	2024	2023
Total revenue	$169.0	$168.0
Commission and fees	137.0	136.2
Gross Profit	$32.0	$31.8

(2)

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA is defined as net income plus interest expense, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non-recurring costs related to our business combination as well as re-financing the senior credit facility costs. The Company presents EBITDA and Adjusted EBITDA because management believes that it can be a useful financial metric in understanding the Company’s earnings from operations. EBITDA and Adjusted EBITDA are not a measure of the Company’s financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP. Below is a reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA for the periods presented (in millions):

	For the Years Ended December 31,
EBITDA Reconciliation	2024	2023
Net (loss) income	$(4.6)	$0.6
Interest expense	4.0	5.1
(Benefit) Provision for income taxes	1.4	(0.1)
Depreciation and amortization	1.0	1.2
EBITDA	$1.9	$6.8
Business combination and re-financing costs	4.4	1.6
Adjusted EBITDA(2)	$6.3	$8.4

Economic Overview and Impact of Financial Market Events

Our business is directly and indirectly sensitive to several macroeconomic factors and the state of the United States financial markets.

According to the most recent estimate from the U.S. Bureau of Economic Analysis, the U.S. economy grew 2.8% in 2024, and at an annualized pace of 2.3% in the fourth quarter of 2024 after growing at an annualized pace of 2.8% in the third quarter of 2024. Although inflation, interest rates and volatile global markets were all headwinds the U.S. economy added roughly 500,000 jobs in the fourth quarter of 2024, while the unemployment rate averaged 4.2% in the fourth quarter of 2024, up slightly from the average in the prior quarter.

Our business is also sensitive to current and expected short-term interest rates, which are largely driven by Fed policy. During the fourth quarter of 2024, Fed policymakers maintained the target range for the federal funds rate at 4.25% to 4.50%.

Please consult the Factors Affecting Our Financial Condition and Results of Operations, including those described in the section of this proxy statement/prospectus titled “Risk Factors.”

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Currently, we conduct business through one operating segment. The consolidated financial statements have been prepared assuming that we will continue as a going concern. See Note 1 in the accompanying consolidated financial statements for further details.

Results of Operations

The following presents an analysis of our results of operations for the years ended December 31, 2024 and 2023 (in thousands):

	For the years ended December 31,
	2024	2023	% Change
Revenues:
Revenue from Contracts with Customers:
Commissions	$139,452	$138,191	0.9%
Advisory Fees	24,939	21,668	15.1%
Total Revenue from Contracts with Customers	164,391	159,859
Interest and other income	4,512	8,096	(44.3)%
Total revenues	168,903	167,955	0.6%

	For the years ended December 31,
Expenses:	2024	2023
Commissions and fees	136,932	136,169	0.6%
Employee compensation and benefits	15,544	13,385	16.1%
Rent and occupancy	1,150	1,189	(3.3)%
Professional fees	6,971	4,709	48.0%
Technology fees	1.292	2,457	(47.4)%
Interest	4,026	5,119	(21.4)%
Depreciation and amortization	1,019	1,216	(16.2)%
Other	5,116	3,225	58.6%

Total expenses	172,050	167,469	2.7%

(Loss) income before provision for income taxes	(3,147)	486	(747.5)%

Provision (benefit) for income taxes	1,415	(85)	(2,085.9)%

Net (loss) income	$(4,562)	$571	(946.8)%

Revenues

The Company’s primary source of revenue is from fees and commissions from products and advisory services offered by our advisors to their clients, a substantial portion of which we pay out to our advisors. We also generate interest income in accordance with our agreements with our clearing partners. In accordance with ASC 606, Revenue from Contracts with Customers, we record revenue when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commissions

Commission revenues represent sales commissions generated by advisors for their clients’ purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products.

The Company generates two types of commission revenues: sales-based commissions that are recognized at the point of sale on the trade date and trailing commissions that are recognized over time as earned. Sales-based commission revenues vary by investment product and are recognized on the trade date or the transaction date, which represents the completion of the Company’s performance obligation because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer at a point in time. The rates at which commissions are charged to the customers range from 1% to 7% based on the investment product. Trailing commission revenues which are preliminarily related to the sales of mutual funds and variable annuities held by clients of the Company’s advisors are generally based on a percentage of the current market value of clients’ investment holdings in trail-eligible assets, and are recognized over the time the client owns the investment or holds the contract and is generally based on a fixed rate applied, generally twenty-five to fifty basis points (25-50 bps) of the current market value of the clients’ holdings. Trailing commissions are generally received monthly or quarterly. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company’s control including market volatility and the client’s investment hold period and the Company does not believe that it can overcome such constraints until the market value of the fund and the investor activities are known. The revenues will not be recognized until it is probable that a significant reversal will not occur.

The Company is principal for the commission revenue, as it is responsible for the execution of the clients’ purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing it obligations. Accordingly, total commission revenue is reported on a gross basis. See Note 5 — Revenues From Contracts with Customers within the notes to the audited consolidated financial statements for the years ended December 31, 2024, and 2023 for further details regarding our commission revenue by product category.

The following table sets forth the components of our commission revenue for years December 31, 2024 and 2023 (in thousands):

	For the years ended December 31,
	2024	2023	$ Change	% Change
Sales-based	$62,827	$74,525	(11,698)	(15.7)%
Trailing	101,564	85,334	16,230	19.0%
Total commission revenue	$164,391	$159,859	4,532	2.8%

Sales based revenue decreased by approximately $11.7 million or 15.7% for the year ended December 31, 2024 as compared to 2023. Trailing based revenue increased by approximately $16.2 million or 19.0% for the year ended December 31, 2024 as compared to 2023. The decrease in sales based revenue for the year ended December 31, 2024 as compared to 2023 is attributable to a decrease in the generation of transactional based products. The increase in the trailing based revenues is primarily due to volatility driven increases in trail eligible assets.

Commission revenue is generated from brokerage assets. The following tables summarizes the brokerage assets for the years ended December 31, 2024 and 2023 (in billions):

	Years Ended
	December 31,
	2024	2023
Brokerage Assets	24.5	21.8

Included in the brokerage assets above are trail-eligible assets as follows:

	Years Ended
	December 31,
	2024	2023
Trail-Eligible Assets	17.9	15.6

The following table summarizes activity impacting brokerage assets for the years ended:

	Years Ended
	December 31,
	2024	2023
Balance – Beginning of period	21.8	20.1
Net new brokerage assets(1)	(2.1)	(3.1)
Market impact(2)	4.8	4.8
Balance – End of period	24.5	21.8

(1)	Net new brokerage assets consist of total client deposits less client withdrawals from brokerage accounts, plus dividends, plus interest.
(2)	Market impact is the difference between the beginning and ending asset balances less the net new asset amounts, representing the implied growth or decline in asset balances due to market change over the same period of time.

Advisory Fees

Advisory fees represent fees charged to advisors’ clients’ accounts on the Company’s corporate advisory platform. The Company provides ongoing investment advice, brokerage and execution services on transactions, and performs administrative services for these accounts. These fees are recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory fees generated from the Company’s corporate advisory platform are based on a percentage of the market value of the eligible assets in the clients’ advisory accounts.

Advisory fees increased by approximately 15% for the year ended December 31, 2024 as compared to December 31, 2023, due to the positive impact from the financial markets.

The following tables summarizes the advisory assets for the years ended December 31, 2024 and 2023 (in billions):

	December 31,
	2024	2023
Advisory Assets	2.6	2.1

The following table summarizes activity impacting advisory assets for the years ended:

	Years Ended
	December 31,
	2024	2023
Balance – Beginning of period	2.1	2.1
Net new advisory assets(1)	(0.0)	(0.6)
Market impact(2)	0.5	0.6
Balance – End of period	2.6	2.1

(1)	Net new advisory assets consist of total client deposits less client withdrawals from custodial accounts, plus dividends, plus interest, minus advisory fees.
(2)	Market impact is the difference between the beginning and ending asset balances less the net new asset amounts, representing the implied growth or decline in asset balances due to market change over the same period of time.

Interest and other income

Interest income includes amounts earned on balances held at the Company’s clearing brokers related to cash balances and margin balances. The Company’s clearing agreements include provisions that provide for a sharing of the interest income earned on such balances with the clearing brokers. The rate varies based on the clearing broker.

Other income primarily includes amounts earned by the Company related to marketing and incentives earned from the sales of certain investment products by the financial advisors to its clients, primarily alternative investments, as well as sponsorship income.

The decrease in interest and other income for the year ended December 31, 2024, compared to 2023 is primarily related to certain non-recurring income items earned during 2023.

Commissions and Fees

Commissions and fees primarily consist of commissions paid to the financial advisors, technology costs associated with the platform for which the financial advisors operate their business, insurance costs and regulatory costs. Certain of the technology, insurance and regulatory costs are passed through to the financial advisors and any excess costs are included as fees within commissions and fees. The commissions and fees paid to the financial advisors are based on the advisory and commission revenue earned on each client’s account. The payout amount is production based, which is the gross revenue produced by the financial advisor, and varies based on the level of such production ranging from 50% to 95% of the revenue generated. The production levels begin at gross revenue of $15,000 up to $4,000,000 and up, and the payout rate starts at 50% and increases to a top payout rate of 94% for annual production of $4,000,000 and up.

The following table sets forth our payout rate, which is a statistical or operating measure and monitored to review that such costs of revenue remain consistent on a period over period basis:

	For the years ended December 31,
	2024	2023	Change
Payout range	75.44%	77.96%	(2.52)%

For the year ended December 31, 2024, the payout rate decreased as compared to 2023 as a result of the reduction in non-recurring commission products that carried a payout at 90%.

Employee compensation and benefits

Employee compensation and benefits includes salaries, wages, benefits and related taxes for our employees.

Employee compensation and benefits for the year ended December 31, 2024 increased by $2.2 million which is directly related to the additional personnel costs attributed to the Company now operating as a public company.

Rent and occupancy

Rent and occupancy remained relative consistent for the year ended December 31, 2024 compared to 2023, decreasing by 3.3% or $0.04 million.

Professional fees

Professional fees includes costs incurred related to legal and accounting services. Professional fees for the year ended December 31, 2024 as compared to 2023 increased by $2.3 million which is directly related to transaction costs associated with the Business Combination, the re-financing of the senior credit facility and specific costs related to the Company now operating as a public company.

Technology fees

Technology fees primarily represent infrastructure costs that support the Company’s technology and communications costs. Technology fees decreased by $1.2 million for the year ended December 31, 2024 as compared to 2023.

Interest expense

Interest expense primarily includes interest associated with the Company’s credit facility and other debt obligations. Interest expense decreased by $1.1 million for the year ended December 31, 2024 as compared to 2023 resulting from the repayments and restructuring of the related party debt obligations of BMS.

Depreciation and amortization

Depreciation and amortization relates to the use of property, equipment and leasehold improvements. Amortization also includes the amortization related to certain intangible assets.

Other expense

Other expense includes insurance, travel-related expenses, office expenses, marketing and other miscellaneous expenses.

Provision for Income Taxes

Our effective income tax rate was (45.09)% and (17.49)% for the years ended December 31, 2024 and 2023, respectively. The change in our effective tax rate was related to the change in deferred adjustments.

Liquidity and capital resources

We have established liquidity policies intended to support the execution of strategic initiatives, while meeting regulatory capital requirements and maintaining ongoing and sufficient liquidity. We believe liquidity is of critical importance to the Company and, in particular, to our broker-dealer subsidiaries, PKSI, CLS, MSI and WEG. The objective of our policies is to ensure that we can meet our strategic, operational and regulatory liquidity and capital requirements under both normal operating conditions and under periods of stress in the financial markets.

Parent Company Liquidity

Binah Capital Group, Inc., through its indirectly wholly owned subsidiary BMS, is the direct holding company of our operating subsidiaries, considers its primary sources of liquidity to be dividends and management fees from our operating subsidiaries.

Sources of Liquidity

As of December 31, 2024, we had $19.6 million outstanding under our Credit Agreement with Byline Bank, net of unamortized debt issuance costs. The associated debt facilities are as follows:

Byline Bank

On December 23, 2024 (the “Credit Agreement Closing Date”), BMS, entered into a Credit Agreement (the “Credit Agreement”) with Byline Bank, as lender (the “Lender”), pursuant to which the Lender agreed, at the BMS’s request, to (i) make to BMS a term loan in the original principal amount of $20.3 million (the “Term Loan”), which was funded on the Credit Agreement Closing Date; (ii) make to BMS, from time to time, certain non-revolving loans (the “Non-Revolving Loans”) in an aggregate principal amount of up to $1.0 million (the “Non-Revolving Loan Commitment”), to be funded through, but excluding, the Maturity Date (as defined below); and (iii) issue to BMS, from time to time, letters of credit (the “Letters of Credit” and together with the Term Loan and Non-Revolving Loans, the “Loans”) until the earliest to occur of (a) the one year from the Credit Agreement Closing Date and (b) the date on which the Non-Revolving Loans are fully drawn. As of December 31, 2024, the outstanding balance on the Term Loan was $19.6 million, net of debt issuance costs.

Under the terms of the Credit Agreement, to the extent that the Company requests a Letter of Credit, the Non-Revolving Loan Commitment shall be permanently reduced in an amount equal to the amount of such Letter of Credit. The Non-Revolving Loans may not be requested by the Company and may only be advanced in connection with a repayment of a Letter of Credit (“LC Payment”). As of December 31, 2024 there are no amount outstanding under the Non-Revolving Loan or Letters of Credit.

The Loans (both principal and any remaining unpaid interest) made by the Lender to BMS are scheduled to mature and become immediately due and payable in full on December 23, 2029 (“Maturity Date”). The obligations under the Credit Agreement shall bear interest (i) as to the Term Loan, a per annum variable interest rate equal to the Applicable Margin (as defined in the Credit Agreement) plus the greater of (x) the Term Secured Overnight Financing Rate (“SOFR”) (as defined in the Credit Agreement) and (y) one percent (1.00%) (the “Term Loan Interest Rate”); (ii) as to the Non-Revolving Loans or any reimbursement obligations relating to a Letter of Credit, at an interest rate equal to SOFR plus four percent (4.00%) per annum; and (iii) if any other obligations is created under the Loan Documents (as defined in the Credit Agreement), at the Term Loan Interest Rate. As of December 31, 2024, the effective interest rate was 8.3%.

The Term Loan must be used by BMS to refinance Existing Credit Facilities (as defined in the Credit Agreement) and the Non-Revolving Loans must be used solely to reimburse the Lender with respect to any Letters of Credit issued to BMS. The Term Loan refinanced and retired the previous Oak Street Funding Facility.

The Credit Agreement also includes customary covenants for a transaction of this type, including covenants limiting the indebtedness that can be incurred by BMS and restricting BMS’s ability to make certain loans and investments. Additionally, BMS is subject to financial covenants whereby BMS and its subsidiaries on a consolidated basis may not have, as of the last day of each fiscal quarter, commencing with fiscal quarter ending on March 31, 2025, (1) a fixed charge coverage ratio as of the last day of the fiscal quarter for the twelve (12) month period then ended of not less than 1.20 to 1.00; (ii) a senior net leverage ratio as of the last day of such Fiscal Quarter for the twelve (12) month period then ended, of (A) for the fiscal quarter ended March 31, 2025 and each fiscal quarter through and including September 30, 2025, not more than 3.00 to 1.00; and (B) for the fiscal quarter ended December 31, 2025 and each fiscal quarter ending thereafter, not more than 2.75 to 1.00; or (iii) an annualized revenue received from custodians of at least $18.0 million.

Also, in accordance with the Credit Agreement, BMS has deposited $1.0 million into an A/P Reserve Account and is classified as restricted cash.

The minimum calendar year payments and maturities of the Byline Term Loan as of December 31, 2024 were as follows (in thousands):

2025	$2,030
2026	2,030
2027	3,045
2028	3,045
2029	10,150
Total	$20,300

Series A Redeemable Convertible Preferred Stock

On March 15, 2024 (the “Funding Date”) in connection with the consummation of the Business Combination, Holdings and BMS entered into a Subscription Agreement with an investor for the purchase of 1,500,000 shares of Holdings’ Series A Redeemable Convertible Preferred Stock (the “Holdings Series A Stock”) in a private placement at $9.60 per share, for an aggregate purchase price of $14.4 million (the “Series A PIPE”). The Holdings Series A Stock may be converted into shares of Holdings Common Stock after the second anniversary of the closing of the Series A PIPE, which such conversion shall initially be 1.5 shares of Holdings Common Stock for each share of Series A Convertible Preferred Stock, subject to certain adjustments provided in the Certificate of Designations.

Additionally, the Holdings Series A Stock carries a cumulative dividend at a rate of nine percent (9%) per annum, payable and compounded quarterly on the last day of each quarter. At the discretion of Holdings the payment may be made in cash or up to 50% of the amount due, in duly authorized, validly issued, fully paid and non-assessable share of Holdings Series A Stock at a value of $10 per share. For the year ended December 31, 2024, the Company paid dividends under the Series A PIPE in the amount of approximately $1.1 million of which $0.56 million was paid in cash and $0.55 was paid in-kind.

The Holdings Series A Stock has liquidation preferences in the event of a voluntary or involuntary liquidation as follows:

●	The greater of $12.50 per share of Holdings Series A Stock if such liquidation occurs prior to the first anniversary of the Funding Date;
●	$13.00 per share of Holdings Series A Stock if such liquidation occurs prior to the second anniversary of the Funding Date;
●	$15.00 per share of Holdings Series A Stock if such liquidation occurs prior to the third anniversary of the Funding Date;
●	$16.00 per share of Holdings Series A Stock if such liquidation occurs prior to the fourth anniversary of the Funding Date.

Holdings, at its option, may redeem the Series A Stock on any anniversary of the Funding date up to an including the fourth anniversary of the Funding date at the following redemption prices:

●	$11.50 per share of Series A Stock on the first anniversary of the Funding Date;
●	$13.00 per share of Series A Stock on the second anniversary of the Funding Date;
●	$15.00 per share of Series A Stock on the third anniversary of the Funding Date;
●	$16.00 per share of Series A Stock on the fourth anniversary of the Funding Date;

If the Series A Stock have not previously been redeemed or converted, the Series A Stock will be redeemed by Holdings on the fourth anniversary of the Funding Date.

Series B Convertible Preferred Stock

On September 4, 2024, the Company entered into a Subscription Agreement with an investor for the purchase of 150,000 shares of Holdings’ Series B Convertible Preferred Stock (the “Holdings Series B Stock”) in a private placement at $10.00 per share, for an aggregate purchase price of $1.5 million. The Holdings Series B Stock may be converted into shares of Holdings Common Stock, at the option of the investor at a rate equal to the quotient of (i) $10.00 divided, by (ii) the product of (A). 80 multiplied by, (B) the volume weighted average price for the 20 trading days during the 30-day period immediately prior to such conversion, provided that in no event shall the denominator be less than $6.00 per share (the “Conversion Rate”).

Additionally, the Holdings Series B Stock carries a cumulative dividend at a rate of nine percent (7%) per annum, payable and compounded quarterly on the last day of each quarter. At the discretion of Holdings, the payment may be made in cash or up to 50% of the amount due, in duly authorized, validly issued, fully paid and non-assessable share of Holdings Series B Stock at a value of $10 per share. For the year ended December 31, 2024 total dividends related to the Holdings Series B Stock amounted to approximately $0.03 million, which is payable as of December 31, 2024.

The Company may, at its option, in whole, or part, redeem the Holdings Series B Stock any time after the first anniversary of the date of the Subscription Agreement at a redemption price equal to the greater of (i) $12.00 per share of Holdings Series B Stock, plus accrued but unpaid dividends or (A) 1.20 multiplied by (B) the volume weighted average price for 20 trading days during the 30-day period immediately prior to the redemption; provided that such price shall not greater than $20.00.

Promissory notes - affiliates

On November 30, 2017, BMS issued subordinated promissory notes in the aggregate principal amount of approximately $3.6 million to certain sellers in connection with the acquisition of the PKSH Entities. These notes had a maturity date of May 17, 2023 and accrued interest at a rate of 10% annually. The interest on these notes continued to accrue until such time as these notes were paid or restructured.

Also, in connection with the acquisition of the PKSH Entities, BMS agreed to pay contingent consideration in the amount of $5.0 million to certain sellers. The conditions related to this contingency were met on November 30, 2018, and thus the notes had been issued to the sellers. These subordinated promissory notes had a maturity date of May 30, 2023, and accrued interest at a rate of 10% annually. The interest on these notes continued to accrue until such time as these notes were paid or restructured.

In connection with the closing of the Business Combination, the Company paid approximately $3.5 million on these notes. In addition to the paydown, the noteholders agreed to forgive the remaining accrued but unpaid interest of approximately $3.8 million and entered into new promissory notes in the principal amount of approximately $5.3 million in the aggregate. The terms of these new promissory notes provide for maturity on May 15, 2027 and carries an interest rate of Prime plus 1.00%, but no less than 7.50% per annum. As of December 31, 2024, there was approximately $0.1 interest that was accrued and paid subsequent to December 31, 2024.

Cash Flows

The following table sets forth a summary of cash flows for the years ended December 31, 2024 and 2023:

(in thousands)	2024	2023
Net cash (used in) provided by operating activities	$(617)	$2,553
Net cash used in investing activities	(85)	(80)
Net cash provided by (used in) financing activities	1,567	(2,701)
Net change in cash flows	$865	$(228)

Cash Flows from Operating Activities. Net cash used in operating activities was $0.6 million for the year ended December 31, 2024 compared to net cash provided by $2.6 million for the year ended December 31 2023, representing a decrease of approximately $3.2 million or 124%. The decrease was primarily attributable to the decrease in net income offset by increases in accounts payable, accrued expenses and commissions payable.

Cash Flows from Investing Activities. Net cash used in investing activities was $0.09 million for the year ended December 31, 2024 consistent with the $0.08 million for the year ended December 31, 2023.

Cash Flows from Financing Activities. Net cash provided by financing activities was approximately $1.6 million for the year ended December 31, 2024 compared to cash used in financing activities of $2.7 million for the year ended December 31, 2023. The change is primarily related to the proceeds from the preferred financings offset by the repayments of the BMS related party debt obligations and the re-financing of the senior credit facility.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and other commitments as of December 31, 2024:

	Payments Due by period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years

Contractual obligations	(in thousands)
Long-term debt obligations(1)	$20,300	$2,030	$8,120	$10,150	$—
Promissory notes – affiliates(2)	5,442	129	5,313	—	—
Operating lease obligations(3)	4,405	777	2,228	1,400	—
	$30,147	$2,936	$15,661	$11,550	$—

(1)	Represents principal obligations related to the Byline Credit Agreement that was entered into during the years ended December 31, 2024.
(2)	Represents the obligations under the amounts due to certain sellers of the PKSH entities. The amount includes accrued interest as of December 31, 2024 and the notes mature in March 2027.
(3)	Represents future minimum lease payments as of December 31, 2024, under non-cancelable office leases.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results could differ from those estimates and assumptions.

Revenue Recognition

Revenues from contracts with customers are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Management exercises judgment in determining whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenue on a net basis). For additional information see Note 5 in the consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets are tested annually for impairment or if certain events occur indicating that the carrying amounts may be impaired. We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value of a reporting unit is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair values of the reporting units are derived based on valuation techniques we believe market participants would use for each of the reporting units.

We performed our goodwill impairment test as of and for the years ended December 31, 2024, and 2023. The estimated fair value of the reporting units were determined using the market approach for each reporting unit, relying specifically on the guideline public company method. Our guideline public company method incorporates revenue and earnings multiples from publicly traded companies with operations and other characteristics similar to each reporting unit. As a result of the 2024 and 2023 annual impairment tests, the fair value of the reporting units was approximately 270% and 257% greater than its carrying value, respectively. Since there have been no events or circumstances which indicated that it was more likely than not the fair value of the reporting units were below their carrying amount, interim goodwill tests were not considered necessary.

The goodwill impairment test requires us to make judgments in determining what assumptions to use in the calculation. Assumptions, judgments, and estimates about future cash flows and discount rates are complex and often subjective. They can be affected by a variety of factors, including, among others, economic trends and market conditions, changes in revenue growth trends or business strategies, unanticipated competition, discount rates, technology, or government regulations. In assessing the fair value of our reporting units, the volatile nature of the securities markets and industry requires us to consider the business and market cycle and assess the stage of the cycle in estimating the timing and extent of future cash flows. In addition to discounted cash flows, we consider other information, such as public market comparable and multiples of recent mergers and acquisitions of similar businesses. Although we believe the assumptions, judgments, and estimates we have made in the past have been reasonable and appropriate, different assumptions, judgments, and estimates could materially affect our reported financial results.

Intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 to 10 years. They are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value.

Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates potential losses become probable and can be reasonably estimated. Whether a potential loss is probable and can be reasonably estimated is based on currently available information and is subject to significant judgment, a variety of assumptions and uncertainties.

When a potential loss is probable and the loss or range of loss can be estimated, the Company will accrue the most likely amount within that range. No liability is recognized for those matters which, in management’s judgment, the determination of a reasonable estimate of potential loss is not possible, or for which a potential loss is not determined to be probable.

Recently Issued Accounting Pronouncements

Refer to Note 3 - Summary of Significant Accounting Policies, within the notes to the consolidated financial statements for a discussion of recent accounting pronouncements or changes in accounting pronouncements that are of significance, or potential significance, to us.

OUR BUSINESS

The Company is a leading consolidator of retail wealth management businesses that owns and operates ten entities, four of which are broker-dealers, three of which are registered investment advisors, and three of which are insurance entities, that have over 1900 registered individuals working within the financial services industries.

The Company focuses on three critical areas comprised of the hybrid, independent and W2 business models to allow affiliated advisors to choose the operating model that works best for them and run their practices on their own terms. The Company’s platform adds to its flexibility by providing a variety of custody and clearing firm options to accommodate the unique business needs of advisors.

The Company believes it will be a natural destination for financial advisors and assets in motion by strategically positioning itself as the hybrid broker-dealer of choice, with top clearing and custodial relationships and strategic partnerships. With a track record of building a platform capable of significant scale along with strategic initiatives to drive its growth via access to public capital, Binah’s features include:

●	A national wealth management platform supporting more than 1,900 individuals working within the financial services industries
●	Tech-enabled capabilities that allows for seamless integration and provides advisors with end-to-end services enhancing efficiency
●	Open architecture that offers access to an array of solutions for advisors and their clients via expanded product offerings and shared services
●	A highly attractive financial model that is expected to experience organic growth, highly recurring revenues and expanding margins

Each of our independent advisory and brokerage firms provides full support services to its financial advisors, including access to stock, bond, exchange-traded fund (“ETF”) and options execution; products such as insurance, mutual funds, alternative investments such as non-traded real estate investment trusts, unit trusts and fixed and variable annuities; and research, compliance, supervision, accounting and related services.

Our independent advisory and brokerage firms offer various accounts, some of which are managed by our financial advisors, and others that are managed by third parties. The advisor managed accounts offer various account structures, including fee-based and “wrap fee” accounts. For financial advisors who prefer not to act as portfolio managers, third-party management options are available. These options employ managers who select diversified, fee-based asset management investment portfolios based on a client’s needs and risk profile. The types of portfolios may include separately managed portfolios, multi-managed accounts, and mutual fund and ETF model portfolios. These portfolios may also include portfolio analytics, performance reporting and position-specific reporting.

Corporate Structure

Founded in March 2016 as a limited liability company under the Delaware Limited Liability Company Act, Wentworth, through four wholly-owned registered broker dealer subsidiaries and their affiliated entities, provides investment management services to clients via three advisor business models:

Hybrid Business Model: The Purshe Kaplan Sterling Entities

PKS the Company, LLC (“PKSH”) is headquartered in Albany, New York with branch offices throughout the United States of America, more than 1700 registered individuals working within the financial services industries, and includes the following entities (the “PKSH Entities”):

●	Purshe Kaplan Sterling Investments, Inc. (“PKSI”), incorporated in the State of New York, is an independent broker-dealer registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investors Protection Corporation (“SIPC”).

●	PKS Advisory Services, LLC (“PKSA”), a New York limited liability company, is an independent investment advisory firm, registered with the SEC, which provides advisory services to clients.
●	PKS Financial Services, Inc. (“PKSF”), incorporated in the State of New York, is an insurance entity providing financial services to clients.
●	Representatives Indemnity Company, Inc. (“Repco”), incorporated in the British Virgin Islands, holds a general business insurance license for the purpose of providing professional liability insurance coverage for affiliated Wentworth entities.

PKSI operates under a Hybrid Business Model, which allows our independent registered representatives to maintain registration with our broker-dealer in order to continue to offer commission-based products alongside their registration to an outside registered investment advisor to provide fee-based asset management services. The flexibility of the Hybrid Business Model allows investment advisors to keep their fee-based asset management advisory business while executing their more traditional commission-based business through our broker-dealer.

PKSI is one of the leaders in the Hybrid Business Model with over 500 different registered investment advisors that have advisors registered with PKSI. We are currently expanding the PKSI model into both World Equity Group and Cabot Lodge Securities to offer greater custody and clearing options to our advisors. Pursuant to the Hybrid Business Model, an independent financial advisor becomes affiliated with one of our independent brokerage firms. The independent financial advisor generally establishes his or her own office and is solely responsible for the payment of all expenses associated with the operation of the branch office (including rent, utilities, furniture, equipment, quotation systems, employee wages and benefits and general office supplies). A significant percentage of a branch’s commission-based revenues from securities brokerage transactions conducted through our brokerage firms accrue to the independent financial advisor. Because an independent financial advisor’s fee-based asset management advisory business is outside of our corporate registered investment advisor, they run and manage all aspects of their own registered investment advisor and collect all fees related to those services. This compares with a payout rate of approximately 30% to 50% to financial advisors working in a traditional wirehouse brokerage setting where the brokerage firm bears substantially all of the sales force costs, including providing employee benefits, office space, sales assistants, telephone service and supplies.

The Hybrid Business Model permits our independent brokerage firm subsidiaries to expand their revenue base and retail distribution network of investment products and services without either the capital expenditures that would be required to open company-owned offices, or the additional administrative and other costs of hiring financial advisors as in-house employees.

An independent financial advisor must possess a sufficient level of business experience to enable the individual to independently operate his or her own office. These independent financial advisors have the ability to structure their own practices and to focus in different areas of the investment business, subject to supervisory procedures as well as compliance with all applicable regulatory requirements.

Independent Business Model: the Cabot Lodge Entities and the World Equity Group

Cabot Lodge Securities LLC (“CLS”) maintains offices in New York, New York with branch offices throughout the United States of America, more than 100 registered advisors. and includes the following entities (the “Cabot Entities”):

●	CLS, a Delaware limited liability company, is a broker-dealer registered with the SEC and is a member of FINRA and SIPC.
●	CL Wealth Management LLC (“CLWM”), a Virginia limited liability company in the, is an investment advisory firm, registered with the SEC and provides advisory services to clients.
●	Wentworth Financial Partners LLC (“WFP”) (f/k/a CL General Agency), a Delaware limited liability company, is an insurance entity providing financial services to clients.

World Equity Group, Inc. (“WEG”), incorporated in the State of Illinois, is registered as a broker-dealer and investment advisor with the SEC and is a member of FINRA and SIPC. WEG maintains offices in Schaumburg, Illinois and has branch offices throughout the United States of America.

The Cabot Entities and WEG operate primarily an Independent Business Model, which allows our independent broker-dealers to affiliate with our brokerage firms as independent contractors to offer commission-based products as well as fee-based asset management services to their client through our Registered Investment Advisors (“RIAs”). Pursuant to the Independent Business Model, an independent broker-dealer becomes affiliated with one of our independent brokerage firms as an independent contractor. The independent broker-dealer generally establishes his or her own office and is solely responsible for the payment of most of the expenses associated with the operation of the branch office (including rent, utilities, furniture, equipment, quotation systems, employee wages and benefits and general office supplies). A large percentage of a branch’s commission-based revenues from securities brokerage transactions conducted through our brokerage firms accrue to the independent broker-dealer, and a large percentage of the fee-based revenue for asset management services provided by our corporate RIAs accrue to the independent broker-dealer.

W2 Business Model

In addition to the Hybrid Business Model, the PKSH Entities operate under a W2 Business Model, which allows our independent broker-dealers to affiliate with our brokerage firms as employees to offer commission-based products through our brokerage firms as well as fee-based asset management services through our RIAs. Pursuant to the W2 Business Model, the independent broker-dealer joins one of our established branch offices and Wentworth is responsible for the payment of substantially all of the expenses associated with the operation of the branch office (including rent, utilities, furniture, equipment, quotation systems, employee wages and benefits and general office supplies). The independent broker-dealer is a commission based on a smaller percentage of a branch’s commission-based revenues from securities brokerage transactions conducted through our brokerage firms, and the fee-based revenue for asset management services provided by our corporate RIAs.

Competition

The wealth management industry is highly competitive. We compete for opportunities and the professionals in our network compete for clients, advisers and other personnel, with public and privately held investment advisers, traditional brokerage firms and wirehouses, firms associated with securities broker-dealers, financial institutions, private equity firms, asset managers and insurance companies, many of whom have greater resources than we do.

Many of our competitors have significantly greater financial, technical, marketing and other resources than we do. Also, many firms offer discount brokerage services and generally effect transactions at substantially lower commission rates on an “execution only” basis. Moreover, there is substantial commission discounting by full-service brokerage firms competing for institutional and retail brokerage business.

A growing number of brokerage firms offer online trading and web-based financial services, usually with lower levels of service, which has further intensified the competition for retail brokerage customers. Our brokerage firm subsidiaries currently do not offer any online trading services to their customers, although they offer online account access so their customers can review their account balances and activity.

Competition also is increasing from other financial institutions, notably banking institutions, insurance companies and other organizations, which offer customers some of the same services and products presently provided by securities firms. We seek to compete through the quality of our financial advisors, our level of service, the products and services we offer and our expertise in certain areas.

To grow our business and compete effectively we must be able to maintain our existing community and attract additional opportunities. Traditionally, we have competed on the basis of:

●	increasing revenue through enhanced advisor recruitment efforts, expanded product offerings, strategic scale opportunities (M&A)
●	expanding margins through new product offerings on existing platforms, shared services, and improved operational efficiencies across our broker dealer network
●	increasing organizational scale via lift-out acquisitions, consolidation of other firms onto our existing platform, expanded partner networks and improved brand recognition
●	building out our tech stack and scaling through additional technology products

Competitive Advantage

Our organizational structure differentiates us from our competitors. Our network enables highly qualified professionals to run their businesses efficiently and effectively through end-to-end resources and support, including:

●	Clearing capabilities through major clearing and custodial firms
●	Ability to maintain their identity and enhance their brand
●	Flexibility to choose independent or corporate registered investment advisors
●	Knowledge and services sharing across the community
●	Seamless integration
●	Enterprise relationships

Growth Strategy

As advisors and assets under management continue to migrate from traditional wirehouse brokerage and commission-based platforms to hybrid and independent models, we believe we are well-positioned to expand our existing network and to grow through acquisitions.

Growth of Existing Network

We seek to enhance the competitive position of the professionals in our network by connecting our members with the intellectual expertise, resources and value-added services of our network. The Company intends to grow by supporting its members’ growth through tactical, operational and strategic initiatives, as well as through the members’ own acquisitions.

Pipeline Acquisitions

We continue to scale as firms consolidate into the Wentworth network and we add advisors via lift-out pipeline acquisitions. We leverage management’s existing relationships and experience to continue to identify and integrate partner and promote the Wentworth brand to the market.

Regulatory Environment

Most of the organizations and professionals in our network are subject to extensive regulation. Our broker-dealer subsidiaries are subject to regulation by the SEC and by FINRA. RIAs are subject to regulation by the SEC under the Advisers Act and by the U.S. Department of Labor (the “DOL”) under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Several organizations may also be subject to regulation by state regulators for insurance and other aspects of their activities.

Registered investment advisors are subject to numerous obligations, including fiduciary duties, compliance and disclosure obligations, recordkeeping requirements and operational requirements. Certain of our organizations sponsor unregistered and registered funds in the United States. These activities subject those firms to additional regulatory requirements in those jurisdictions. In addition, many state securities commissions impose filing requirements on investment advisers that operate or have places of business in their states. Similarly, many states require certain client facing employees of RIAs and FINRA-registered broker-dealers to become state licensed.

Broker-dealers and their personnel are regulated, to a large extent, by the SEC and self-regulatory organizations, principally FINRA. In addition, state regulators have supervisory authority over broker-dealer activities conducted in their states. Broker-dealers are subject to regulations which cover virtually all aspects of their business, including sales practices, trading practices, use and safekeeping of clients’ funds and securities, recordkeeping and the conduct of directors, officers, employees and representatives. Broker-dealers are also subject to net capital rules that mandate that they maintain certain levels of capital.

Certain organizations have licensed insurance affiliates. State insurance laws grant state insurance regulators broad administrative powers. These supervisory agencies regulate many aspects of the insurance business, including the licensing of insurance brokers and agents and other insurance intermediaries, and trade practices such as marketing, advertising and compensation arrangements entered into by insurance brokers and agents.

Our organizations are also subject to regulation by the DOL under ERISA and related regulations with respect to investment advisory and management services provided to participants in retirement plans covered by ERISA and subject to regulation by the Internal Revenue Service (“IRS”) with respect to individual retirement accounts (“IRAs”) pursuant to comparable provisions within the Internal Revenue Code (“IRC”). Among other requirements, ERISA and the IRC imposes duties on persons who are fiduciaries under ERISA and the IRC, respectively, and prohibit certain transactions involving related parties.

Additionally, we and our organizations are subject to various state, federal data privacy and cybersecurity laws designed to protect client and employee personally identifiable information. These laws and regulations are increasing in complexity and number, which has resulted in greater compliance risk and cost for us. The unauthorized access, use, theft or destruction of client or employee personal, financial or other data could expose us to potential financial penalties and legal liability.

Human Capital

As of December 31, 2024, the Company’s workforce was comprised of approximately 150 employees and substantially all employees are salaried. A significant portion of our workforce is comprised of compliance, operations, finance and other administrative personnel. None of our employees are represented by a labor union. We have never experienced any work stoppages and we believe that our employee relations are positive.

We are committed to building a diverse and inclusive workforce where ideas and innovation can flourish and where individuals from every community feel a true sense of belonging. We are committed to this through how we hire, develop and recognize our talent. Our employees are a significant asset, and we aim to create an environment that is equitable, inclusive and representative in which our employees can grow and advance their careers, with the overall goal of developing, expanding and retaining our workforce to support our current and future business goals. We value agility, passion and teamwork, and are building a diverse environment where our employees can thrive and one that inspires exceptional contributions and professional and personal development to achieve our goal of being a natural destination for financial advisors and assets in motion as the hybrid broker-dealer of choice.

Material Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors.

Name	Age	Position
Criag Gould	54	Chief Executive Officer and Chairman
David Shane	58	Chief Financial Officer and Director
David Crane	58	Director
Daniel Hynes	55	Director
Joel Marks	67	Director

Set forth below is biographical information about each of the individuals named in the tables above:

Executive Officers

Craig Gould. Mr. Gould is the Chief Executive Officer of Binah Capital Group, Inc., a holding company that acquires and manages businesses in the wealth management industry.

Craig has over 25 years in senior management roles in the financial services industry, including Chief Executive Officer, National Sales Manager and Head of Investment Banking. Mr. Gould started Cabot Lodge Securities as its President in 2012. Previously, he was the President of Fintegra, a Midwest broker/dealer. Prior to Fintegra, he was the National Sales Manager for Wunderlich Securities, and prior to that he was the Vice Chairman of Olympic Cascade Financial Corporation (an AMEX listed company).

Mr. Gould graduated with a B.A. from the University of Wisconsin-Madison.

We believe Mr. Gould is qualified to serve on the Board because of the perspective and experience he brings as our Chief Executive Officer and his deep experience in our industry.

David Shane. Mr. Shane is the Company’s Chief Financial Officer. Previously, David served as an independent consultant providing financial advisory services including accounting, financial reporting, regulatory reporting and transaction structuring services to companies primarily in the Financial Services Industry.

David has thirty plus years of experience in the financial services industry. David’s financial services experience includes dealings with securities broker-dealers, registered investment advisors, asset management companies and alternative asset companies including private equity, venture capital and hedge funds. David has extensive public accounting experience having served as a Financial Services Audit Partner for RSM and FGMK, LLC. David’s clients included both closely-held and publicly-held financial services companies. David also has experience in mergers and acquisitions, capital raising in both the public and private markets and transaction structuring. In addition to David’s public accounting experience, he has served as the Chief Financial Officer for financial services companies, with most recently as the Chief Financial Officer of Sanctuary Wealth Group. In addition to David’s technical skills and business acumen, he brings an extensive network within the financial services industry to the Company. David is a graduate of Indiana University with a degree in finance, a certified public accountant, and holds a Series 27 FINRA registration.

We believe Mr. Shane is qualified to serve on the Board because of his broad financial experience, with experience in our specific industry, and extensive public accounting experience.

Non-Employee Directors

Joel Marks. Throughout his almost 40-year career in the independent financial services industry, Mr. Marks held a variety of senior executive positions at two highly successful firms, each of which were subsequently acquired by larger organizations. JWGenesis Financial Corp. was acquired by First Union in 2001 and First Allied Holdings, Inc. was acquired by RCAP Holdings LLC in 2013. At the time of their acquisition by RCAP Holdings LLC, Mr. Marks served as Chairman of both First Allied Holdings and The Legend Group and with combined annual revenues of approximately $350 million, 1,400 independent financial advisors and assets under administration in excess of $35 billion.

Mr. Marks played a key role in the development and implementation of his prior firms’ business strategy and personally lead the acquisition and integration of more than twenty firms during his tenure. Upon his departure from First Allied at the end of 2014 Mr. Marks served as an independent consultant to the independent financial services industry and most recently represented NEXT Financial Group in its 2019 sale to Atria Wealth Solutions, Inc.

Mr. Marks graduated from the University of Florida in 1978 and immediately began a career with Deloitte LLP. He received his certification as a public accountant that same year and remained at Deloitte through 1983 at which time the entrepreneurial spirit came calling and he moved to Atlanta to co-found the business which was subsequently acquired by First Union in 2001. In addition, Mr. Marks is active in numerous civic and community affairs and is a lifetime trustee of the Jewish Federation of Greater Atlanta, Inc., having previously served as its board chair and serves on several governance committees.

We believe Mr. Marks is qualified to serve on the Board because of his knowledge and experience in the financial services industries and his experience with mergers and acquisitions in the financial services industry.

David Crane. Mr. Crane is a Principal at Bose Public Affairs Group where he manages a government relations practice focused primarily on financial services, energy, intellectual property, pharmaceutical and tax issues. Prior to joining Bose, Mr. Crane founded two successful lobbying firms, Quadripoint Strategies (sole proprietor) and TGC Group (Partnership). He is a legislative and public policy specialist with over 25 years of experience working at the highest levels in the United States Congress, national and state politics. Mr. Crane has extensive experience representing many of the largest financial services entities and trade associations on every aspect of financial services legislation and regulation both before Congress and regulators. The list of current and past clients includes: Bank of America, Royal Bank of Scotland, Citizens Financial Group, State Farm Insurance, Financial Services Roundtable, The Clearing House Association, Banks Policy Institute and the Securities Industry and Fund Manager’s Association as well as numerous issue-based industry coalitions. On Capitol Hill, Mr. Crane served as Senior Domestic Policy Advisor to Senate Majority Leader Trent Lott. He also served as senior advisor to Senator John McCain, including as Professional Staff on the Senate Commerce Committee and as Senior Domestic Policy Advisor to Senator McCain’s presidential campaigns in 2000 and 2008, and as Legislative Director for Senator Dan Coats of Indiana. Mr. Crane started his career in Washington doing opposition research at the National Republican Senatorial Committee under then-Chairman Senator Phil Gramm (TX).

Mr. Crane holds a degree in political science from Ball State University.

We believe Mr. Crane is qualified to serve on the Board because of his knowledge and experience in the financial services industries and with trade associations, as well as his knowledge of the legislation and regulation of the financial services industry.

Daniel Hynes. Mr. Hynes is a Vice Chairman & Managing Director at Jefferies, LLC where he provides a broad array of investment banking, municipal financing and asset management products and services to clients throughout the U.S. Prior to joining Jefferies, Mr. Hynes served as the Deputy Governor, Budget & Economy for the State of Illinois where he oversaw 15 agencies and all boards and commissions related to the budget and economy of the state, including the Governor’s Office of Management and Budget, where Mr. Hynes spearheaded all major budget and economic initiatives on behalf of the Governor, including, proposing, negotiating and implementing the $95 billion state budget, directing state tax policy and managing the state’s debt portfolio and capital markets. In addition, Mr. Hynes also served as the Executive Director, Head of Taft Hartley and Large Market Chicago at UBS Asset Management from September 2015 to December 2018.

We believe Mr. Hynes is qualified to serve on the Board because of the perspective he brings from his knowledge and experience of investment banking, municipal financing and asset management products and services.

Family Relationships

There are no family relationships between any of our executive officers and directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors. Our board of directors currently consists of ten members. The primary responsibilities of our board of directors is to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Currently, our board of directors is divided into the following classes:

●	Class I, which consists of David Crane and Joel Marks, whose terms will expire at the first annual meeting of stockholders to be held in 2025;
●	Class II, which consists of Daniel Hynes whose term will expire at the Company’s second annual meeting of stockholders to be held in 2026; and
●	Class III, which consists of Craig Gould and David Shane, whose terms will expire at the Company’s third annual meeting of stockholders to be held in 2027.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management.

Director Independence

We adhere to the rules of Nasdaq in determining whether a director is independent. The Board consults with its counsel to ensure that the Board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards generally define an “independent director” as a person that, in the opinion of the issuer’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). The parties have determined that David Crane, Daniel Hynes and Joel Marks are considered our independent directors. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

The Board oversees the risk management activities designed and implemented by our management. The Board does not anticipate having a standing risk management committee, but rather executes its oversight responsibility both directly and through its standing committees. The Board also considers specific risk topics, including risks associated with our strategic initiatives, business plans and capital structure. Our management, including our executive officers, are primarily responsible for managing the risks associated with operation and business of the company and provide appropriate updates to the Board and the Audit Committee. The Board delegates to the Audit Committee oversight of its risk management process, and our other Board committees also consider risks as they perform their respective committee responsibilities. All board committees report to the Board as appropriate, including, but not limited to, when a matter rises to the level of a material or enterprise risk.

Board Committees

The Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below.

Audit Committee

Our Audit Committee is responsible for, among other things:

●	evaluating the performance, independence and qualifications of the Company’s independent auditors and determining whether to retain the Company’s existing independent auditors or engage new independent auditors;
●	reviewing the Company’s financial reporting processes and disclosure controls;
●	reviewing and approving the engagement of the Company’s independent auditors to perform audit services and any permissible non-audit services;

●	reviewing the adequacy and effectiveness of the Company’s internal control policies and procedures, including the responsibilities, budget, staffing and effectiveness of the Company’s internal audit function;
●	reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by the Company;
●	obtaining and reviewing at least annually a report by the Company’s independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;
●	monitoring the rotation of partners of the Company’s independent auditors on the Company’s engagement team as required by law;
●	prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of the Company’s independent auditor;
●	reviewing the Company’s annual and quarterly financial statements and reports, including the disclosures contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of such periodic reports, and discussing the statements and reports with the Company’s independent auditors and management;
●	reviewing with the Company’s independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of the Company’s financial controls and critical accounting policies;
●	reviewing with management and the Company’s auditors any earnings announcements and other public announcements regarding material developments;
●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding financial controls, accounting, auditing or other matters;
●	preparing the report that the SEC requires in the Company’s annual proxy statement;
●	reviewing and providing oversight of any related party transactions in accordance with the Company’s related party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including the Company’s code of ethics;
●	reviewing the Company’s major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and
●	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our Audit Committee consists of Joel Marks, David Crane and Daniel Hynes, with Joel Marks serving as the audit committee chair. The Board has affirmatively determined that Joel Marks, David Crane and Daniel Hynes each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the Nasdaq rules. Each member of our Audit Committee also meets the financial literacy requirements of the Nasdaq listing standards. The Board has adopted a written charter for the Audit Committee, which is available on our corporate website. The information contained on our website is not incorporated by reference into this prospectus.

Compensation Committee

Our Compensation Committee is responsible for, among other things:

●	reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

●	reviewing and approving the compensation and other terms of employment of the Company’s executive officers;
●	reviewing and approving performance goals and objectives relevant to the compensation of the Company’s executive officers and assessing their performance against these goals and objectives;
●	making recommendations to the Board regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the Board;
●	reviewing and making recommendations to the Board regarding the type and amount of compensation to be paid or awarded to the Company’s non-employee board members;
●	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;
●	administering the Company’s equity incentive plans, to the extent such authority is delegated by the Board;
●	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements for the Company’s executive officers;
●	reviewing with management the Company’s disclosures under the caption “Compensation Discussion and Analysis” in the Company’s periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such periodic report or proxy statement;
●	preparing an annual report on executive compensation that the SEC requires in the Company’s annual proxy statement; and
●	reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with the Board.

Our compensation committee consists of David Crane and Daniel Hynes, with Daniel Hynes serving as chairman. Our board of directors has determined that each of the members of the compensation committee is a non- employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies the independence requirements of the Nasdaq. The Board has adopted a written charter for the Compensation Committee, which is available on our corporate website. The information contained on our website is not incorporated by reference into this prospectus.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is responsible for, among other things:

●	identifying, reviewing and making recommendations of candidates to serve on the Board;
●	evaluating the performance of the Board, committees of the Board and individual directors and determining whether continued service on the Board is appropriate;
●	evaluating nominations by stockholders of candidates for election to the Board;
●	evaluating the current size, composition and organization of the Board and its committees and making recommendations to the Board for approvals;
●	developing a set of corporate governance policies and principles and recommending to the Board any changes to such policies and principles;
●	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the Board current and emerging corporate governance trends; and

●	reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the Board, including undertaking an annual review of its own performance

Our Nominating and Corporate governance committee consists of David Crane and Joel Marks, with David Crane serving as chairman. Our board of directors has determined that each of the members of nominating and corporate governance committee satisfies the independence requirements of the Nasdaq and the SEC. The Board has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our corporate website. The information contained on our website is not incorporated by reference into this prospectus.

Limitation on Liability and Indemnification of Directors and Officers

Our Amended and Restated Certificate of Incorporation limits the Company’s directors’ liability to the fullest extent permitted under the DGCL. The DGCL allows for directors of a corporation to not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

●	for any transaction from which the director derives an improper personal benefit;
●	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	for any unlawful payment of dividends or redemption of shares; or
●	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and our Bylaws provide that the Company will, in certain situations, indemnify the Company’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in our Amended and Restated Certificate of Incorporation and Bylaws and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Code of Business Conduct and Business Ethics for Employees, Executive Officers, and Directors

The Company has adopted a Code of Conduct and Business Ethics applicable to its directors, executive officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions that complies with the rules and regulations of the Nasdaq. The Code of Conduct and Business Ethics codifies the business and ethical principles that govern all aspects of the Company’s business. A copy of the Code of Conduct and Business Ethics has been filed with the SEC and is provided on our website, www.binahcap.com. The Company will disclose on its website all disclosures that are required by law or the Nasdaq listing standards concerning any amendments to or waivers of certain provisions of its Code of Conduct and Business Ethics. The information on any of our websites is deemed not to be incorporated in this prospectus.

EXECUTIVE COMPENSATION

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the prior programs summarized or referred to in this discussion. All descriptions and share counts in this section are provided on a pre-Business Combination basis.

As an emerging growth company, we have opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as such term is defined under the Securities Act of 1933, as amended, which require compensation disclosure for our principal executive officer and our next two most highly compensated executive officers (other than our principal executive officer (collectively, the “Named Executive Officers” or “NEOs”). Also, as an emerging growth company, we are not required to include, and have not included, a Compensation Discussion and Analysis (CD&A) and certain of the other compensation tables required by Item 402 of Regulation S-K in this prospectus.

The following executives are our Named Executive Officers:

●	Craig Gould, Chief Executive Officer;
●	Kathrine Flouton, Purshe Kaplan Sterling Investments, Inc.’s President; and
●	David Shane, Chief Financial Officer

Summary Compensation Table

The following table sets forth information regarding the compensation of the Company’s named executive officers for the years ended December 31, 2024 and 2023.

				Nonequity		All Other
		Salary	Option Award	Incentive	Bonus	Compensation	Total
Name and Principal Position	Year	($)	($)	Compensation	($)	($)	($)
Craig Gould, CEO	2024	$412,500	—	—	$350,000	$28,169	$780,669
Craig Gould, CEO	2023	$300,000	—			$64,586	$364,586
Katherine Flouton, President	2024	$400,000				$12,037	$412,037
Kathrine Flouton, President	2023	$400,000	—		$50,000	—	$450,000
David Shane, CFO	2024	$77,083	—	—	$350,000	$	$427,083
Investments, Inc.’s President

Outstanding Equity Awards at Fiscal Year-End

The Company had not issued any equity awards as of December 31, 2024 and 2023.

Employment Agreements - Craig Gould, David Shane and Katherine Flouton

Set forth below is a description of the current employment agreements of Mr. Gould and Ms. Flouton as of December 31, 2024.

Mr. Gould Employment Agreement

On August 14, 2024, the Company entered into an executive employment agreement with Craig Gould, the Company’s Chief Executive Officer. The Gould Agreement is for an initial, five-year term which will automatically renew for additional, consecutive three-year terms unless either party provides the other party with 90 days’ notice of the intent not to renew prior to the expiration of the applicable term. Notwithstanding the foregoing, Mr. Gould’s employment is “at-will”, and the Gould Agreement may be terminated at any time, by either party, with or without Cause (as defined below) or advance notice.

Mr. Gould’s 2024 annualized base salary is $600,000. In addition, the Company may provide Mr. Gould a discretionary year-end performance-based bonus which will not be less than the bonus paid to any other executive of the Company. Mr. Gould’s performance and the Company’s performance are to be primary considerations in determining any such annual bonus, which is subject to his continuous employment December 31 of the relevant bonus year, with such bonus payable no later than March 31 of the year following the relevant bonus year.

No later than September 15, 2025, the Company will grant Mr. Gould nonqualified stock options to purchase 600,000 shares of common stock of the Company, subject to any reasonable capitalization adjustments before the date of grant, under the terms of the Company’s 2024 Equity Incentive Plan, as may be amended from time to time (the “Plan”). These initial options will be exercisable for a period of ten (10) years, subject to earlier termination in accordance with the option agreement and Plan. The exercise price of these initial options will be equal to the fair market value of the Company’s common Stock on the date of grant. The vesting schedule of these initial options will be as follows: (a) one-third of the Initial Options will vest on December 31, 2025, based on continued service through such date; and (b) two-thirds of the Initial Options will vest ratably on a monthly basis over the remainder of Mr. Gould’s initial term based on continued service through each vesting date, with the first such vesting date being on January 31, 2025. The Initial Options will accelerate and be deemed vested in full upon a Change in Control as defined in the Plan.

On each anniversary of the Closing, the Company will grant Mr. Gould nonqualified stock options to purchase that number of shares of common stock of the Company which have a grant date fair value equal to his then annual base salary amount, as reasonably determined by the Board, under the terms of the Plan. These additional options will be exercisable for a period of ten (10) years, subject to earlier termination in accordance with the option agreement and Plan. The exercise price of these additional options will be equal to the fair market value of the Company’s common Stock on the date of grant. The vesting schedule of these additional options will be ratable monthly over three years from the date of the grant. The additional options will accelerate and be deemed vested in full upon a Change in Control as defined in the Plan.

After the filing of a registration statement on Form S-8 for the Plan, the Company will grant Mr. Gould, subject to his continuous service, 500,000 restricted stock units settled in shares of common stock of the Company, subject to any reasonable capitalization adjustments before the date of grant, with one-half of the grant vesting on the first anniversary of the date of grant and the remainder of the grant vesting on the second anniversary of the date of grant based on Mr. Gould’s continued service through each vesting date.

During 2025, after the filing of a registration statement on Form S-8 for the Plan, the Company will grant to Mr. Gould, subject to his continuous service, a fully vested share grant with a grant date fair market value of $220,000.  If, during 2025, Mr. Gould continues to provide a personal guarantee on Company debt, the Company will grant Mr. Gould, subject to his continuous service, a fully vested share grant with a grant date fair market value of $220,000.

All options granted by the Company will be forfeited upon Mr. Gould’s termination for Cause. All option grants will be subject to the terms of the applicable option agreement and Plan.

If the Company terminates Mr. Gould’s employment without Cause, or Mr. Gould resigns for Good Reason Mr. Gould is entitled to (i) three times the amount of Mr. Gould’s base compensation and three times the amount of the annual bonus payment paid to Mr. Gould for the bonus year prior to the year in which termination occurs, payable in a lump-sum payment on the first regular payday occurring 60 days following the termination date, and (ii) accelerated vesting of all outstanding options as of the effective date of Mr. Gould’s termination. In addition, in the event that Mr. Gould resigns other than for Good Reason, or the Gould Agreement is not renewed upon expiration of the applicable term, Mr. Gould will receive a payment equal to his then-current annual base salary and target annual bonus, payable in a lump sum payment on the first regular payday occurring 60 days following the termination date, in exchange for Mr. Gould being bound to a non-competition agreement. Mr. Gould will only receive these severance payments if Mr. Gould executes a full general and mutual release in a form acceptable to the Company and Mr. Gould, and such release has become effective in accordance with its terms prior to the 60th day following the termination date. All other obligations to Mr. Gould will be automatically terminated and completely extinguished.

If Mr. Gould’s employment with the Company terminates due to (x) Mr. Gould’s death, (y) Mr. Gould’s inability to perform the essential functions of his position with or without reasonable accommodation, (z) termination by the Company for Cause, Mr. Gould will not be entitled to the severance payments in the prior paragraph and will only be entitled to receive base salary and benefits accrued through the termination date. If Mr. Gould’s employment terminates due to Mr. Gould’s disability or death, Mr. Gould will also be entitled to accelerated vesting of all stock or other options that are unvested as of the termination date.

For this purpose, “Cause” is defined as any of the following: (i) conviction of or a plea of nolo contendere to any felony or any misdemeanor that involves crimes of moral turpitude, fraud or theft; or (i) the material breach by Mr. Gould of any of his obligations, duties and/or covenants under the Gould Agreement if such breach causes material damage to the Company, which breach, if curable, continues following written notice from the Company describing same with particularity and expiration of a 60-day cure period. “Good Reason” is defined as any of the following, without Mr. Gould’s written consent: (i) a material diminution in Mr. Gould’s responsibilities, authority or duties; (ii) a diminution in Mr. Gould’s base salary or target annual bonus amount; or (iii) the material breach by the Company of any material provision of the Gould Agreement or other written agreement between the Company and Mr. Gould, provided that a Good Reason Process has been followed prior to termination. “Good Reason Process” shall mean that (i) Mr. Gould reasonably determines in good faith that one of the Good Reason prongs has occurred; (ii) Mr. Gould has notified the Company of such occurrence in writing within 30 days of the occurrence; (iii) Mr. Gould cooperates in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the occurrence of the Good Reason continues to exist; and (v) Mr. Gould terminates his employment within 30 days after the end of the Cure Period.

If Mr. Gould’s employment is terminated for any reason, he is subject to: ongoing confidentiality and non-disclosure obligations; and 12-month, post-termination restrictive covenants of non-solicitation of employees, and customers Mr. Gould will be subject to a 12-month, post-termination non-competition clause, provided that if his initial or renewal term is not extended or where he resigns without Good Reason, he must be compensated for the restricted period in order for the non-competition clause to be enforceable. Each of the non-solicitation and non-competition provisions, as applicable, will be extended by one day for each day that Mr. Gould is deemed by a court or other tribunal to have violated any such restrictive covenants.

Mr. Shane Employment Agreement

On August 14, 2024, the Company entered into an executive employment agreement with David Shane, the Company’s Chief Financial Officer (the “Shane Agreement”). The Shane Agreement will be for an initial, three-year term which will automatically renew for additional, consecutive one-year terms unless either party provides the other party with 60 days’ notice of the intent not to renew prior to the expiration of the applicable term. Notwithstanding the foregoing, Mr. Shane’s employment is “at-will” and the Shane Agreement may be terminated at any time, by either party, with or without Cause (as defined below) or advance notice.

Mr. Shane’s 2024 annualized base salary is $400,000. In addition, the Company may provide Mr. Shane a discretionary year-end performance-based bonus with a 2024 bonus target of 100% of his annual base salary. For calendar year 2024, Mr. Shane is guaranteed a bonus of no less than $350,000, and Mr. Shane may be eligible for a bonus of up to 200% of his annual base salary, based on Mr. Shane’s exceptional performance during such year. Mr. Shane’s performance and the Company’s performance are to be primary considerations in determining any such annual bonus, which is subject to his continuous employment through December 31 of the relevant bonus year, with such bonus payable no later than March 31 of the year following the relevant bonus year.

No later than September 15, 2025, the Company will grant Mr. Shane nonqualified stock options to purchase 250,000 shares of common stock of the Company, subject to any reasonable capitalization adjustments before the date of grant (the “Initial Options”), under the terms of the Plan. These initial options will be exercisable for a period of ten (10) years, subject to earlier termination in accordance with the option agreement and Plan. The exercise price of these initial options will be equal to the fair market value of the Company’s common stock on the date of grant. The vesting schedule of these initial options will be as follows: (a) one-third of the Initial Options will vest on December 31, 2025, based on continued service through such date; and (b) two-thirds of the Initial Options will vest ratably on a monthly basis over the remainder of Mr. Shane’s initial term based on continued service through each vesting date, with the first such vesting date being on January 31, 2025. The Initial Options will accelerate and be deemed vested in full upon a Change in Control as defined in the Plan.

On each anniversary of the Closing, the Company will grant Mr. Shane nonqualified stock options to purchase that number of shares of common stock of the Company which have a grant date fair value equal to $350,000, as reasonably determined by the Board, under the terms of the Plan. These additional options will be exercisable for a period of ten (10) years, subject to earlier termination in accordance with the option agreement and Plan. The exercise price of these additional options will be equal to the fair market value of the Company’s common stock on the date of grant. The vesting schedule of these additional options will be ratable monthly over three years from the date of the grant. The additional options will accelerate and be deemed vested in full upon a Change in Control as defined in the Plan.

All options granted by the Company will be forfeited upon Mr. Shane’s termination for Cause. All option grants will be subject to the terms of the applicable option agreement and Plan.

If the Company terminates Mr. Shane’s employment without Cause or Mr. Shane resigns for Good Reason, Mr. Shane is entitled to (i) Mr. Shane’s then current base salary and target annual bonus amounts that would be payable during the greater of (A) the remainder of the applicable term but for such termination, or (B) the Restricted Period (as defined in Section 13.2 of the Shane Agreement), payable in a lump-sum payment on the first regular payday occurring 60 days following the termination date, and (ii) accelerated vesting of all outstanding options as of the effective date of Mr. Shane’s termination. In addition, in the event that Mr. Shane resigns other than for Good Reason, or the Shane Agreement is not renewed upon expiration of the applicable term, Mr. Shane will receive a payment equal to his then-current annual base salary and target annual bonus, payable in a lump sum payment on the first regular payday occurring 60 days following the termination date, in exchange for Mr. Shane being bound to a non-competition agreement. Mr. Shane will only receive these severance payments if Mr. Shane executes a full general and mutual release in a form acceptable to the Company and Mr. Shane, and such release has become effective in accordance with its terms prior to the 60th day following the termination date. All other obligations to Mr. Shane will be automatically terminated and completely extinguished.

If Mr. Shane’s employment with the Company terminates due to (x) Mr. Shane’s death, (y) Mr. Shane’s inability to perform the essential functions of his position with or without reasonable accommodation, or (z) termination by the Company for Cause, Mr. Shane will not be entitled to the severance payments in the prior paragraph and will only be entitled to receive base salary and benefits accrued through the termination date.

For this purpose, “Cause” is defined as any of the following: (i) conviction of or a plea of nolo contendere to any felony or any misdemeanor that involves crimes of moral turpitude, fraud or theft; or (i) the material breach by Mr. Shane of any of his obligations, duties and/or covenants under the Shane Agreement if such breach causes material damage to the Company, which breach, if curable, continues following written notice from the Company describing same with particularity and expiration of a 30-day cure period.

“Good Reason” is defined as any of the following, without Mr. Shane’s written consent: (i) a material diminution in Mr. Shane’s responsibilities, authority or duties; (ii) a diminution in Mr. Shane’s base salary or target annual bonus amount; or (iii) the material breach by the Company of any material provision of the Shane Agreement or other written agreement between the Company and Mr. Shane, provided that a Good Reason Process has been followed prior to termination. “Good Reason Process” shall mean that (i) Mr. Shane reasonably determines in good faith that one of the Good Reason prongs has occurred; (ii) Mr. Shane has notified the Company of such occurrence in writing within 30 days of the occurrence; (iii) Mr. Shane cooperates in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the occurrence of the Good Reason continues to exist; and (v) Mr. Shane terminates his employment within 30 days after the end of the Cure Period.

If Mr. Shane’s employment is terminated for any reason, he is subject to: ongoing confidentiality and non-disclosure obligations; and 12-month, post-termination restrictive covenants of non-solicitation of employees and customers. Mr. Shane will be subject to a 12-month, post-termination non-competition clause, provided that if his initial or renewal term is not extended or where he resigns without Good Reason, he must be compensated for the restricted period in order for the non-competition clause to be enforceable. Each of the non-solicitation and non-competition provisions, as applicable, will be extended by one day for each day that Mr. Shane is deemed by a court or other tribunal to have violated any such restrictive covenants.

Agreement between Katherine Flouton and Purshe Kaplan Sterling Investments, Inc. (“PKSI”)

Purshe Kaplan Sterling Investments Inc. is party to an employment agreement with Ms. Katherine Flouton, effective June 1, 2021. The term of the employment agreement continues unless and until one party provides the other party with written notice of its intent to terminate, or unless otherwise terminated as provided for in the employment agreement.

Ms. Flouton’s initial annual base salary is set at $400,000, less applicable payroll deductions, and the employment agreement also provides that Ms. Flouton will be paid a discretionary bonus.

Other than through notice of intent to terminate as described above, Ms. Flouton’s employment can also be terminated: (i) by PKSI without Cause, upon written notice to Ms. Flouton; or (ii) by PKSI for Cause.

For purposes of the foregoing, “Cause” triggering termination by PKSI means a finding by PKSI that any of the following exist: (i) Ms. Flouton’s continued failure, on the expiration of 30 days written notice and cure period, to fulfill any terms of the employment agreement, to comply with PKSI policy or to comply with the directives of the board of directors in compliance with FINRA rules, (ii) Ms. Flouton’s conviction of a felony or gross misdemeanor for any crime involving money or other property of PKSI or any crime involving moral turpitude, (iii) Ms. Flouton’s commission of any act of fraud or misappropriation, (iv) Ms. Flouton’s unjustified insubordination to the board, (v) Ms. Flouton’s use of drugs or controlled substances during business hours, or on the premises, or any substance which impairs her performance of her job, (vi) Ms. Flouton’s prolonged or repeated absence without consent of the company unless on leave under federal, state or local law, or (vii) Ms. Flouton’s misappropriation of any material funds or property, commission of fraud or embezzlement.

If Ms. Flouton’s employment is terminated without Cause (including the event that she is rendered, via a mental or physical condition, unable to render services contemplated by the employment agreement for a period in excess of three (3) months, unless she is on approved leave of absence or otherwise prohibited by law from rendering services contemplated by the agreement), Ms. Flouton will be entitled to receive a severance payment of one-year’s base salary, payable b-weekly at the time of termination through the expiration of one- year, together with all compensation earned and all benefits and reimbursements accrued and due through the effective date of termination.

Upon termination for any reason, Ms. Flouton is subject to: (i) ongoing confidentiality and non- disclosure obligations, and (ii) restrictive covenants of non- solicitation of employees and independent contractors, and non-solicitation of customer and clients, each for a period of one year following termination of employment; provided, however, that trade secret information will remain a trade secret not subject to disclosure for the longest period allowed by applicable law. Further, the restrictive covenants do not prevent Ms. Flouton from accepting employment with an organization that competes with PKSI, directly or indirectly.

2024 Equity Incentive Plan Summary

At Closing, the Board will adopted the Binah Capital Group, Inc. 2024 Equity Incentive Plan (the “Equity Incentive Plan”). The purpose of the Equity Incentive Plan is to align the interests of eligible participants with the Company’s stockholders by providing incentive compensation tied to the Company’s performance. The intent of the Equity Incentive Plan is to advance the Company’s interests and increase stockholder value by attracting, retaining and motivating key personnel. The principal features of the Equity Incentive Plan are summarized below. This summary does not purport to be a complete statement of the terms of the Equity Incentive Plan and is qualified in its entirety by reference to the full text of the Equity Incentive Plan.

Description of the Equity Incentive Plan

The material features of the Equity Incentive Plan are described below. The following description of the Equity Incentive Plan is a summary only and is qualified in its entirety by reference to the complete text of the Equity Incentive Plan. Stockholders are urged to read the actual text of the Equity Incentive Plan in its entirety.

Purpose

The purpose of the Equity Incentive Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward persons for performing services and by motivating such person to contribute to the growth and profitability of the Company and its subsidiaries.

Types of Awards

The terms of the Equity Incentive Plan provide for the grant of restricted stock unit awards, incentive stock options (within the meaning of Section 422 of the Code), nonstatutory stock options, SARs, restricted stock awards, restricted stock units awards, performance units, performance shares, cash-based awards, and other stock-based awards.

Options.  The Committee will be authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for ISOs, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Equity Incentive Plan will be subject to terms, including the exercise price and the conditions and timing of exercise, determined by the Committee and specified in the applicable award agreement (including, if applicable, the attainment of any performance goals and/or criteria, as shall be determined by the Committee). The maximum aggregate number of shares of common stock that may be issued through the exercise of ISOs granted under the Equity Incentive Plan is three times the plan’s base share reserve described above. In general, the exercise price per share of common stock for each option granted under the Equity Incentive Plan will not be less than the fair market value of the share at the time of grant. The maximum term of an option granted under the Equity Incentive Plan will be ten years from the date of grant (or five years in the case of

ISOs granted to a 10% stockholder). However, if the option would expire at a time when the exercise of the option by means of a cashless exercise or net exercise method (to the extent that method is otherwise then permitted by the Committee for purposes of payment of the exercise price and/or applicable withholding taxes) would violate applicable securities laws or any securities trading policy adopted by us, the expiration date applicable to the option will be automatically extended to a date that is 30 calendar days following the date the cashless exercise or net exercise would no longer violate applicable securities laws or applicable securities trading policy (so long as the extension does not violate Section 409A of the Code), but not later than the expiration of the original exercise period. Payment in respect of the exercise of an option may be made in cash or by check, or the Committee may, in its discretion and to the extent permitted by law, allow the payment to be made through a broker-assisted cashless exercise mechanism, a stock tender exercise, a net exercise method, or by any other method that the Committee determines to be appropriate.

Stock Appreciation Rights.  The Committee will be authorized to award SARs under the Equity Incentive Plan. SARs will be subject to the terms and conditions established by the Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares of common stock or any combination of cash and shares of common stock, the appreciation, if any, in the value of a common share over a certain period of time. An option granted under the Equity Incentive Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option will be subject to terms similar to the option corresponding to the SARs. SARs will be subject to terms established by the Committee and reflected in the applicable award agreement (including, if applicable, the attainment of any performance goals and/or criteria, as shall be determined by the Committee).

Restricted Stock.  The Committee will be authorized to award restricted stock under the Equity Incentive Plan. Each award of restricted stock will be subject to the terms and conditions established by the Committee, including any dividend or voting rights (and any performance goals and/or criteria upon whose attainment the restricted period shall lapse in part or full). Restricted stock awards are shares of common stock that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock is forfeited. Dividends, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in shares of common stock having a fair market value equal to the amount of the dividends, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to the dividends (except as otherwise provided in the applicable award agreement).

Restricted Stock Unit Awards.  The Committee will be authorized to award restricted stock unit awards under the Equity Incentive Plan. The Committee will determine the terms of the restricted stock units, including any dividend rights (and any performance goals and/or criteria upon whose attainment the restricted period shall lapse in part or full). Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares of common stock at the expiration of the period over which the units are to be earned or at a later date selected by the Committee. Dividends, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in shares of common stock having a fair market value equal to the amount of the dividends, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to the dividends (except as otherwise provided in the applicable award agreement)

Shares Available for Awards

Subject to adjustment for specified changes in the Company’s capitalization as set forth in the Equity Incentive Plan, the maximum aggregate number of shares of Common Stock that may be issued under the Equity Incentive Plan will be equal to 1,600,000 shares increased each year by 10% of the number of shares outstanding as of the conclusion of the Company’s immediately preceding fiscal year. Subject to compliance with the requirements of Section 409A of the Code and any other applicable provisions of the Code and regulations thereunder, and with other applicable law or requirements (including applicable stock exchange requirements), the Board or the Board’s compensation committee may authorize the issuance or assumption of benefits under the Equity Incentive Plan in connection with any business combination, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate without affecting the number of shares of Common Stock reserved or available for awards under the Plan. In addition, subject to compliance with applicable laws, and stock exchange listing requirements, shares available for grant under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the Equity Incentive Plan to individuals who were not employees or directors of the Company or a parent or subsidiary of the

Company prior to the transaction and will not reduce the number of shares otherwise available for issuance under the Equity Incentive Plan.

Shares issued under the Equity Incentive Plan will consist of authorized but unissued or reacquired shares of Common Stock. No fractional shares of Common Stock will be delivered under the Equity Incentive Plan.

The following shares of Common Stock will become available again for issuance under the Equity Incentive Plan: (i) any shares subject to a stock award that are not issued because such stock award expired or was canceled or terminated without all of the shares covered by such stock award having been exercised or settled in full; (ii) any shares subject to any portion of a stock award that is settled in cash; (iii) any shares issued pursuant to a stock award that are forfeited back to or repurchased for an amount not greater than the award’s purchase price by the Company; (iv) any shares reacquired by the Company or withheld in satisfaction of tax withholding obligations on a stock award; and (v) any shares reacquired by the Company or withheld as consideration for the exercise price of a stock option.

Non-Employee Director Award Limit

Annual compensation awarded to any nonemployee director during each calendar year, including both shares of stock subject to awards and any cash fees paid to such nonemployee director (but excluding any cash retainer fees, including cash retainer fees converted into equity awards at the election of the nonemployee director, expense reimbursements or distributions from any deferred compensation program applicable to the nonemployee director), may not exceed $1,000,000 in total value, or $2,000,000 in the calendar year in which any nonemployee director is initially elected to the Board (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes).

Administration

The Equity Incentive Plan will be concurrently administered by the Board or the Board’s compensation committee. The Board and the Board’s compensation committee may each be considered to be a “Plan Administrator” for purposes of this Equity Incentive Plan Proposal. Subject to the terms of the Equity Incentive Plan, the Plan Administrator has full and final power and authority to make all determinations and take all actions with respect to the Equity Incentive Plan or any award as Plan Administrator may deem advisable to the extent not inconsistent with the provisions of the Equity Incentive Plan or applicable law, including: determine the recipients of awards, the types of awards to be granted, the number of shares of Common Stock subject to or the cash value of awards, the terms and conditions of awards granted, and the criteria to be satisfied by participants as a condition to receipt of performance awards under the Equity Incentive Plan, including the period of their exercisability and vesting. The Plan Administrator also has the authority to provide for accelerated exercisability and vesting of awards. Subject to the limitations set forth below, the Plan Administrator also determines the fair market value applicable to a stock award and the exercise price of stock options and stock appreciation rights granted under the Equity Incentive Plan.

Amendment and Termination

The Plan Administrator may at any time amend the Equity Incentive Plan or any outstanding award and may at any time terminate or suspend the Equity Incentive Plan as to future grants of awards, provided that the Plan Administrator may not, without the affected award recipient’s consent, alter the terms of the Plan so as to materially adversely affect a participant’s rights under an award without the consent of the Participant. Consistent with any applicable law, regulation or rule, including the rules of any stock exchange, the Equity Incentive Plan requires stockholder approval of certain material revisions to the Equity Incentive Plan, including: (a) an increase in the maximum aggregate number of shares of Common Stock that may be issued under the Equity Incentive Plan (except by operation of the provisions of the Equity Incentive Plan relating to changes in the Company’s capital structure), (b) a change in the class of persons eligible to receive incentive stock options, or (c) or as otherwise required by applicable law, regulation, or rule. No awards may be made under the Equity Incentive Plan following the ten-year anniversary of the earlier of the date that the board of directors or the stockholders approve the Equity Incentive Plan, but previously granted awards may continue in accordance with their terms beyond that date unless earlier terminated by the Plan Administrator.

Terms and Conditions of Awards

All Awards

Generally, the Plan Administrator will determine the terms of all awards under the Plan, including the vesting and acceleration of vesting of awards, provisions for the withholding of taxes, and payment of amounts in lieu of cash dividends or other cash distributions with respect to the Company’s Common Stock subject to awards.

Awards Requiring Exercise

Incentive stock options and, except as provided in the award agreement, nonqualified stock options, may not be transferred other than by will or the laws of descent and distribution, and during an employee’s lifetime may be exercised only by the employee or the employee’s guardian or legal representative. Upon the cessation of a participant’s employment with the Company, an award requiring exercise will cease to be exercisable and will terminate and all other unvested awards will be forfeited, except that:

●	All stock options and SARs held by the participant which were exercisable immediately prior to the participant’s termination of service with the Company other than for Cause (as defined in the Equity Incentive Plan) will, except as otherwise set forth in the option award agreement, remain exercisable for the lesser of (i) three months or (ii) the period ending on the latest date such stock option or SAR could have been exercised;
●	All stock options and SARs held by the participant which were exercisable immediately prior to the participant’s termination of service with the Company due to death will remain exercisable for the lesser of (i) the one year period ending with the first anniversary of the participant’s termination or (ii) the period ending on the latest date on which such stock option or SAR could have been exercised (provided that a participant’s service will be deemed to have terminated due to death if the participant dies within three (3) months (or such other period provided by the participant’s award agreement) after the participant’s termination of service); and
●	All stock options and SARs held by a participant which were exercisable immediately prior to the participant’s termination of service with the Company due to Disability (as defined in the Equity Incentive Plan) will remain exercisable for the lesser of (i) the one-year period ending with the first anniversary of the participant’s termination or (ii) the period ending on the latest date on which such stock option or SAR could have been exercised.

The exercise price (or base value from which appreciation is to be measured) of each award requiring exercise will be 100% of the fair market value of the Common Stock subject to such award, as determined on the effective date of the grant, or such higher amount as the Plan Administrator may determine; provided that incentive stock options granted to participants who own stock of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent corporation, subsidiary corporation or affiliate of the Company (a “Ten Percent Holder”) must have an exercise price per share not less than 110% of the fair market value of a share of Common Stock on the effective date the incentive stock option is granted. Fair market value will be determined by the Plan Administrator consistent with the applicable requirements of Section 409A of the Code.

Awards requiring exercise will have a maximum term not to exceed ten years from the date of grant. Incentive stock options granted to a Ten Percent Holder will have a maximum term not to exceed five years from the date of grant.

Effect of a Change in Control

In the event of a “Change in Control” as described in the Equity Incentive Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the Equity Incentive Plan or substitute substantially equivalent awards. Any awards that are not assumed or continued in connection with a Change in Control or are not exercised or settled prior to the Change in Control will terminate effective as of the time of the Change in Control. The Plan Administrator may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. The Equity Incentive Plan also authorizes the Plan Administrator, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares of Common Stock upon a Change in Control in exchange for a payment to the participant with respect to each share subject to the canceled award of an amount equal to the excess of the consideration to be paid per share of Common Stock of the Company in the Change in Control transaction over the exercise price per share, if any, under the award.

The Equity Incentive Plan defines a “Change in Control” to include (a) a “person” (other than certain persons specified by the Equity Incentive Plan) becoming the direct or indirect “beneficial owner” of more than 50% of the total fair market value or combined voting power of the Company’s then outstanding securities entitled to vote in the election of directors; (b) stockholder approval of a plan of liquidation or dissolution of the Company; or (c) the occurrence of any of the following events upon which the stockholders of the Company immediately before the event do not retain immediately after the event direct or indirect beneficial ownership of more than 50% of the combined voting power of outstanding securities entitled to vote in the election of directors of the Company, its successor or the entity to which the assets of the Company were transferred: (i) a sale or exchange by the stockholders in a single or series of related transactions of more than 50% of the Company’s voting stock, (ii) a business combination or consolidation to which the Company is a party, or (iii) the sale, exchange or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

However, in certain instances, the term “Change in Control” may be given a more limited meaning. If an amount treated as nonqualified deferred compensation within the meaning of Section 409A of the Code would become payable under the Plan upon, or on a date specified in relation to, a change in control event, that event must qualify as a change in the ownership or effective control of the Company or in the ownership of substantial portion of the assets of the Company within the meaning of Section 409A.

Changes in and Distributions with Respect to Company Common Stock

In the event of a business combination, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change affecting the Company’s Common Stock, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Common Stock (excepting regular, periodic cash dividends) that has a material effect on the fair market value of shares of our stock, the Plan Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the Equity Incentive Plan, to the maximum number of shares that may be issued upon the exercise of incentive stock options, to the maximum number of shares that may be issued with respect to stock options that are not incentive stock options, and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted, and to any exercise price or purchase price relating to awards in order to prevent dilution or enlargement of participants’ rights under the Equity Incentive Plan.

Effect of Section 280G and Section 4999 of the Code in Connection with a Change in Control

If any acceleration of vesting pursuant to an award granted under the Equity Incentive Plan and any other payment or benefit received or to be received by a participant in the Equity Incentive Plan would subject the participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an “excess parachute payment” under Section 280G of the Code, then, provided such election would not subject the Participant to taxation under Section 409A, the participant may elect to reduce the amount of any acceleration of vesting called for under the award in order to avoid such characterization.

Clawback Policy

The Plan Administrator may specify in any award agreement that an award granted under the Equity Incentive Plan and the participant’s rights, payments, and benefits with respect to such award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of the award. Such events may include, but are not limited to, termination of the participant’s service for Cause (within the meaning of the Equity Incentive Plan) or any act by the participant, whether before or after termination of service, that would constitute Cause for termination of service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws. In addition, to the extent that clawback or similar provisions applicable to awards are required by applicable law, stock exchange listing standards, or policies adopted by the Company, awards granted under the Equity Incentive Plan will be subject to such provisions.

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, will reimburse the Company for (i) the amount of any payment in settlement of an award received by such participant during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such participant from the sale of securities of the Company during such 12-month period.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined under the JOBS Act. As an emerging growth company, we are exempt from certain disclosure requirements related to executive compensation, including the requirement to hold advisory votes on the executive pay of our NEOs, as well as the requirement to disclose the ratio of the CEO’s annual total compensation to the median annual total compensation of our employee who is paid at the median of our employee group.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights Agreement

At the Closing, the Company entered into that certain Registration Rights Agreement with the PIPE Investor, Wentworth, certain equity holders of Wentworth and certain other parties identified therein (such persons, the “Holders”) (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Holders are entitled to certain piggyback registration rights and customary demand registration rights. The Registration Rights Agreement provides that the Company will, as soon as practicable, and in any event within 45 days after the Closing, file with the SEC a shelf registration statement. The Company will use its commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th day (or the 150th day if the Securities and Exchange Commission (the “SEC”) notifies the Company that it will “review” such shelf registration statement) following the filing deadline, in each case subject to the terms and conditions set forth therein; and the Company will not be subject to any form of monetary penalty for its failure to do so.

Lock-Up Agreement

At the Closing, the Company entered into that certain Lock-up Agreement with the Holders (the “Lock-Up Agreement”), pursuant to which, subject to certain exceptions, the Holders agreed to not transfer or make any announcement of any intention to effect a transfer, in respect of the shares beneficially owned or otherwise held by the Holders prior to the termination of the applicable lock-up period, subject to certain customary exceptions, including: (i) transfers to permitted transferees upon written notice to the Company, such as a member of the person’s immediate family or to a trust, the beneficiary of which is a member of the person’s immediate family or an affiliate of such person; (ii) to a charitable organization upon written notice to the Company, by the laws of descent and distribution upon death, or pursuant to a qualified domestic relations order; and (iii) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Company common stock for cash, securities, or other property.

Voting Agreement

At the Closing, the Company entered into that certain Voting Agreement with the Holders (the “Voting Agreement”), pursuant to which the Holders agreed to vote in favor of any sale transaction approved by the PIPE Investor in the event of any breach or default under certation provisions of the Certificate of Designations.

Warrant Assumption Agreement

At Closing, Continental Stock Transfer & Trust Company (the “Transfer Agent”), KWAC and the Company entered into the Warrant Assumption and Assignment Agreement (the “Warrant Assumption Agreement”), pursuant to which, among other things, KWAC assigned to the Company all of KWAC’s right, title and interest in and to, and the Company assumed all of KWAC’s liabilities and obligations under the certain Warrant Agreement, dated as of November 19, 2020, between KWAC and Continental Stock Transfer & Trust Company (the “Existing Warrant Agreement”). As a result, each Warrant automatically ceased to represent a right to acquire KWAC Class A Common Stock and instead represents a right to acquire shares of Company common stock pursuant to the terms and conditions of the Existing Warrant Agreement (as amended by the Warrant Assumption Agreement).

Amendment to Master Credit Agreement

As previously disclosed in the Proxy Statement/Prospectus, on April 2, 2020, Wentworth entered into a debt facility with Oak Street Funding LLC (“Oak Street”) in the amount of $25,000,000 (as amended by the First Amendment to Master Credit Agreement dated as of June 19, 2020, the Second Amendment to Master Credit Agreement dated as of March 19, 2021, the Third Amendment to Master Credit Agreement dated as of May 28, 2021, the Fourth Amendment to Master Credit Agreement dated as of October 17, 2022, and as further amended, restated, amended and restated, extended, increased, supplemented or otherwise modified from time to time, the “Credit Agreement”).

At Closing, Wentworth and certain other borrowers entered into the Fifth Amendment to the Credit Agreement (the “Amendment”) with Oak Street, pursuant to which, Oak Street consented to, among other things (i) the consummation of the Business Combination, (ii) the payoff of certain debt obligations and restructure of the notes, (iii) recognize each of Company, MHC Securities, LLC (“MHC”) and

KWAC as a “guarantor” under the terms of the Credit Agreement and (iv) amend and restate the existing guarantees executed by Craig Gould and Alexander Markowitz to be unlimited guarantees.

On December 23, 2024, the Company re-financed the Oak Street debt facility with a credit agreement (the “Byline Credit Agreement”) with Byline Bank, as lender (“Byline”) and the proceeds from the Byline Credit Agreement were used to payoff and terminate the Oak Street Credit Agreement in full.

Guarantee Agreements

At Closing and in connection with the Amendment, the Company, MHC and KWAC entered into, and Craig Gould and Alexander Markowitz (the “Guarantors”) amended and restated, certain guarantee agreements (each a “Guarantee Agreement” and together, the “Guarantee Agreements”) with Oak Street, pursuant to which, the Guarantors unconditionally, absolutely and irrevocably guarantee to Oak Street the full and prompt payment and performance when due (whether at maturity by acceleration or otherwise) of any and all of the obligations under Credit Agreement.

In connection with the closing of the Byline Credit Agreement, the Guarantee Agreements were terminated and Mr. Gould entered into a limited guarantee with Byline.

Stock Pledge Agreement

At Closing, Craig Gould and MHC entered into the Stock Pledge Agreement (the “Stock Pledge Agreement”) with Oak Street pursuant to which, Mr. Gould and MHC (each a “Pledgor”) pledged 100% of the Company common stock held by each of them (the “Pledged Interests”) as collateral for the financial obligations due under the Credit Agreement.

Upon the occurrence and continuation of an Event of Default (as defined in the Stock Pledge Agreement) Oak Street shall have the right to:

i.	have any or all of the Pledged Interests held by Oak Street be registered in the name of Oak Street in the name of Oak Street or its nominee as Oak Street and Oak Street or its nominee may thereafter, without notice, and after the occurrence and continuation of any Event of Default under the Credit Documents, exercise all available voting and shareholder rights at any meeting of the Company s or otherwise and exercise any and all rights pertaining to any of the Pledged Interests, (ii) Oak Street shall have the right to require that all distributions payable with respect to any part of the Pledged Interests be paid to Oak Street to be held by Oak Street as additional security hereunder until applied to the Pledgor’s Obligations.
ii.	require that all distributions payable with respect to any part of the Pledged Interests be paid to Oak Street to be held by Oak Street as additional security until applied to the Pledgor’s Obligations.
iii.	with prior notice, collect, receive, appropriate, and realize upon the Pledged Interests, or any part thereof, and/or may sell, assign, give an option or options to purchase, contract to sell, or otherwise dispose of and deliver the Pledged Interests, or any part thereof, in one or more parcels at public or private sale or sales.

Unless and until an Event of Default Occurs, the Pledgor shall have the right to vote all or any part of the Pledged Interests and to receive and collect or to have paid over all dividends declared or paid on the Pledged Interest, except with respect to any (i) any distributions relating to any redemptions or share repurchase or (ii) liquidating distributions (either partial or complete), provided that any and all such expected dividends shall constitute additional collateral.

In connection with the closing of the Byline Credit Agreement, the Stock Pledge Agreement was terminated.

Strategic Alliance Agreement

At Closing, the Company and Kingswood US LLC (“Kingswood”) entered into the Strategic Alliance Agreement (the “Alliance Agreement”), pursuant to which, among other things, the Company agreed that within a reasonable time after Closing, but not later than 90 days, the Company will cause its subsidiaries to enter into a non-exclusive investment banking and capital markets relationship with Kingswood to (i) promote Kingswood as a preferred partner to provide approved products for investment banking product distribution and markets, (ii) provide non-exclusive origination and introduction of investment banking products of the Company to Kingswood and (iii) to allow Kingswood to market itself as a strategic partner.

Under the Alliance Agreement, the Company and Kingswood will split in equal portions any gross fees or gross profits on referrals from the Company to Kingswood.

The foregoing obligations are subject to compliance with applicable laws, including FINRA rules, regulations or policies applicable to the parties to the Alliance Agreement.

Related Party Policy

The audit committee of our board of directors has adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which the company was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the company’s total assets at year end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) our directors, nominees for director or executive officers; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its stockholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if our audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of Common Stock of the Company as of April 8, 2025 by:

●	each person known by the Company to be the beneficial owner of more than 5% of the Common Stock of the Company;
●	each of the Company’s executive officers and directors; and
●	all executive officers and directors of the Company as a group

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of the Company’s Common Stock beneficially owned by them.

The beneficial ownership of Common Stock is based on 16,602,460 shares of our Common Stock issued and outstanding as of April 8, 2025.

Name of Beneficial Owners(1)
Directors and Executive Officers	Number of Shares	%
Craig Gould	309,235	1.86%
David Shane	—	—
David Crane	—	—
Daniel Hynes	—	—
Joel Marks	—	—
All directors and executive officers as a group	309,235	1.86%
Five Percent Holders
MHC Securities, LLC(2)	9,011,653	54.28%
Wentworth Funding, LLC	1,362,564	8.21%
PPD Group, LLC(3)	1,384,323	8.34%
Kingswood Global Sponsor LLC(4)	1,100,000	6.63%

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of those listed in the table above is 80 State Street, Albany, NY 12207.
(2)	Represents shares held by MHC Securities, LLC (“MHC”). Alexander C. Markowitz is the Manager of MHC and therefore he may be deemed to share voting and investment power over the shares held by MHC.
(3)	Represents shares held by PPD Group, LLC (“PPD”). Peter Purcell, Peter Sheehan and David Purcell are Managing Members of PPD and therefore may be deemed to share voting and investment power over the shares held by PPD.
(4)	Represents 1.1 million shares held by Kingswood Global Sponsor LLC (the “Sponsor”) and placed in escrow at Closing with UMB Bank as escrow agent. Michael Nessim, David Hudd, Gary Wilder and Jonathan Massing are among the members of the Sponsor and share voting and investment discretion with respect to the shares held of record by the Sponsor. The address of the principal business office of the Sponsor is 17 Battery Place, Suite 625, New York, NY 10014.

SELLING SECURITYHOLDERS

The Selling Securityholders listed in the table below may from time to time offer and sell any or all of the shares of Common Stock and Warrants set forth below pursuant to this prospectus. When we refer to the “Selling Securityholders” in this prospectus, we refer to the persons listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the Selling Securityholders’ interest in the shares of Common Stock after the date of this prospectus other than through a public sale.

The following table sets forth, as of the date of this prospectus:

●	the name of the Selling Securityholders for whom we are registering shares of Common Stock for resale to the public,
●	the number and percentage of shares of Common Stock that the Selling Securityholders beneficially owned prior to the offering for resale of the securities under this prospectus,
●	the number and percentage of shares of Common Stock that may be offered from time to time for resale for the account of the Selling Securityholders pursuant to this prospectus, and
●	the number and percentage of shares to be beneficially owned by the Selling Securityholders after the offering of the resale securities (assuming all of the offered shares of Common Stock are sold by the Selling Securityholders).

Our registration of the shares of Common Stock does not necessarily mean that the Selling Securityholders will sell all or any of such Common Stock. A Selling Securityholder may sell all, some or none of such securities in this offering. See “Plan of Distribution.”

	Shares of Common Stock(1)					Warrants to Purchase Common Stock
	Number			Number
	Beneficially		Number	Beneficially	Percent	Beneficially	Number	Beneficially	Percent
	Owned		Registered	Owned	Owned	Owned	Registered	Owned	Owned
	Prior to		for Sale	After	After	Prior to	for Sale	After	After
Name of Selling Securityholder(2)	Offering		Hereby	Offering	Offering(1)	Offering	Hereby	Offering	Offering
MHC Securities, LLC	11,324,990	(3)	11,324,990	—		2,313,337	2,313,337	—	—
Wentworth Funding LLC	229,706	(4)	229,706	—	—	—	—	—	—
HSQ Investment Limited	1,642,251	(5)	1,642,251	—	—	1,112,667	1,112,667	—	—
KPI (Nominees) Limited	1,642,251	(6)	1,642,251	—	—	1,112,667	1,112,667	—	—
Seaponack LLC	899,864	(7)	899,864	—	—	609,681	609,681	—	—
Pollen Street Limited	2,896,250	(8)	2,896,250	—	—	—	—	—	—
UMB Bank	1,100,000	(9)	1,100,000	—	—	—	—	—	—
Oppenheimer & Co. Inc	182,000	(10)	182,000	—	—	78,000	78,000
Berkley Street Income Fund LLC (11)	510,000	(11)	510,000	—	—	—	—	—	—
Craig Gould	375,038	(12)	375,038	—	—	65,803	65,803	—	—
Lisa Roth	33,482	(13)	33,482	—	—	—	—	—	—
Larry Roth	296,148	(14)	296,148	—	—	104,824	104,824	—	—
Caroline O’Connell	33,482	(15)	33,482	—	—	—	—	—	—
David Hudd	674,899	(16)	674,899	—	—	457,261	457,261	—	—

*	Less than a percent
(1)	The percentage of shares of Common Stock or Warrants to be beneficially owned after completion of the offering is calculated on the basis of 37,932,821 shares of Common Stock outstanding, including the conversion of all outstanding shares of Series A and Series B Convertible Preferred Stock into shares of Common Stock and the exercise of all currently outstanding Warrants, as applicable, and the sale of all Securities offered hereby by that particular Selling Securityholder and does not assume the exercise, conversion or sale, as applicable, by any other Selling Securityholder.
(2)	Unless otherwise noted, the business address of each of those listed in the table above is 80 State Street, Albany, NY 12207.
(3)

Consists of (i) 8,936,250 shares of Common Stock issued at Closing as merger consideration; (2) 75,403 shares of Common Stock issued at Closing upon conversion of certain convertible notes; and (3) 2,313,337 shares of Common Stock underlying the Private Warrants. Alexander C. Markowitz is the Manager of MHC and therefore he may be deemed to share voting and investment power over the shares held by MHC.

(4)	Consists of 229,706 shares of Common Stock issued at Closing upon conversion of certain convertible notes.
(5)	Consists of (i) 470,441 Founder Shares; (ii) 59,143 shares issued at Closing upon conversion of certain convertible notes; and (iii) 1,112,667 shares of Common Stock underlying the Private Warrants.
(6)	Consists of (i) 470,441 Founder Shares; (ii) 59,143 shares issued at Closing upon conversion of certain convertible notes; and (iii) 1,112,667 shares of Common Stock underlying the Private Warrants.
(7)	Consists of (i) 257,775 Founder Shares; (ii) 32,408 shares issued at Closing upon conversion of certain convertible notes; and (iii) 609,681 shares of Common Stock underlying the Private Warrants.
(8)

Consists of (i) 2,700,000 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock; and (ii) 196,250 shares of Common Stock issuable upon conversion of the Series B Convertible preferred Stock.

(9)

Consists of 1,100,000 Founder Shares held by the Sponsor and placed in escrow at Closing with UMB Bank as escrow agent. Michael Nessim, David Hudd, Gary Wilder and Jonathan Massing are among the members of the Sponsor and share voting and investment discretion with respect to the shares held of record by the Sponsor. The address of the principal business office of the Sponsor is 17 Battery Place, Suite 625, New York, NY 10014.

(10)	Consists of (i) 104,000 shares of Common Stock; and (ii) 78,000 shares of Common Stock underlying the OPCO Warrants.
(11)

Consists of 510,000 shares of Common Stock issued at Closing as merger consideration. Andrew Magliochetti is the Chief Executive Officer of Berkeley Street Real Estate Advisors LLC, the Managing Member of the Selling Stockholder, and therefore he may be deemed to share voting and investment power over the shares held by Berkley Street Income Fund LLC.

(12)

Consists of (i) 257,693 shares of Common Stock issued at Closing as merger consideration; (ii) 51,542 shares of Common Stock issued at Closing upon conversion of certain convertible notes; and (iii) 65,803 shares of Common Stock underlying the Private Warrants.

(13)	Consists of 33,482 Founder Shares.
(14)	Consists of (i) 191,324 Founder Shares; and (ii) 104,824 shares of Common Stock underlying the Private Warrants.
(15)	Consists of 33,482 Founder Shares.
(16)

Consists of (i) 193,332 Founder Shares; (ii) 24,306 shares of Common Stock issued at Closing upon conversion of certain convertible notes; and (iii) 457,261 shares of Common Stock underlying the Private Warrants.

DESCRIPTION OF SECURITIES

The following summary of the material terms of the Company’s securities is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Certificate of Incorporation, Bylaws and the Certificate of Designations are filed as exhibits to this registration statement. We urge you to read the Certificate of Incorporation, Bylaws and Certificate of Designations in their entirety for a complete description of the rights and preferences of the Company’s securities.

General

Our Certificate of Incorporation authorizes the Company to issue 57,000,000 shares, consisting of (A) 2,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”) and (B) 55,000,000 shares of Common Stock, par value $0.0001 per share.

The following description of our capital stock and provisions of the Certificate of Incorporation, Bylaws and Certificate of Designations are summaries and are qualified by reference to the Certificate of Incorporation, Bylaws and Certificate of Designations, substantially in the form filed as exhibits to this registration statement.

Common Stock

Dividend rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time-to-time by the Board out of legally available funds.

Voting rights

Except as otherwise required by law, each holder of Common Stock is entitled to one vote for each share on all matters properly submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

Subject to applicable Law, the rights, if any, of the holders of any outstanding series of the preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of Common Stock will be entitled to receive all the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Rights and preferences

Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Common Stock. The rights, preferences, and privileges of the holders of Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate in the future.

Lock-Up Restrictions

Pursuant to the Lock-Up Agreement, the Holders (as defined therein) will be subject to a 12 month lock up period (subject to customary exceptions) in respect of their shares of Common Stock received in the Business Combination (subject to certain customary exceptions).

Preferred Stock

The Board has the authority, without further action by the Company’s stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of our Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control of the Company or other corporate action.

Series A Convertible Preferred Stock

As of the date of this prospectus, 1,500,000 Series A Convertible Preferred Stock are outstanding.

The Certificate of Designations establishes the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of Series A Convertible Preferred Stock, which are described in more detail below. The following description of our Series A Convertible Preferred Stock is intended as a summary only and does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations, and to the applicable provisions of Delaware law. We urge you to read the Certificate of Designations because it, and not this description, defines the rights of holders of shares of Series A Convertible Preferred Stock.

Ranking

With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Company, the Series A Convertible Preferred Stock will rank (i) senior to all classes or series of Common Stock and any other class or series of capital stock of the Company that by its terms is not expressly senior to, or on parity with, the Series A Convertible Preferred Stock; (ii) on parity with any class or series of capital stock of the Company hereafter created that expressly ranks pari passu with the Series A Convertible Preferred Stock; and (ii) junior to any class or series of equity securities of the Company that, by its terms, expressly ranks senior to Series A Convertible Preferred Stock.

Dividends

Holders of shares of Series A Convertible Preferred Stock are entitled to receive, when, as and if authorized by the Company Board of directors and declared by the Company out of funds legally available for the payment of dividends, cumulative dividends at the rate of 9.00% per annum on the $10.00 original issuance price per share of Series A Convertible Preferred Stock. Dividends on the Series A Convertible Preferred Stock will accrue daily and compound quarterly, will be cumulative from (and including) the Issuance Date, will be computed on the basis of a 360-day year consisting of twelve 30-day months, and will be payable to holders quarterly in arrears on or about March 31, June 30, September 30 and December 31 of each year.

Dividends will be payable in cash, except that the Company may elect to pay up to 50% of the accrued and unpaid dividends outstanding by the delivery of additional shares of Series A Convertible Preferred Stock.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (each, a “Liquidation Event”), after payment or provision for payment of the debts and other liabilities of the Company, the holders of the Series A Convertible Preferred Stock will be entitled to receive, before the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior thereto, out of the remaining net assets of the Company, the amount per share equal to the greater of (in either case, such amount the “Liquidation Preference”):

●	the then applicable reference price, plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared); and
●	the product of (i) the then applicable reference rate, multiplied by (ii) the volume weighed average trading price of the Common Stock for the 30 day period immediately preceding (but not including) the date of such Liquidation Event, plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared).

Additionally, following the payment of the full amount of the Liquidation Preference on all outstanding shares of Series A Convertible Preferred Stock, holders of Series A Convertible Preferred Stock will share ratably in any distribution of assets to the holders of Common Stock.

Optional Conversion

Except as provided below, at any time and from time to time following the second anniversary of the Issuance Date, holders of Series A Convertible Preferred Stock may elect to convert shares of Series A Convertible Preferred Stock into shares of Common Stock at the then applicable Reference Rate.

If the Company breaches or is otherwise in default under the terms of the Series A Convertible Preferred Stock and such breach is not cured (or is incapable of being cured) within 180 days, holders of Series A Convertible Preferred Stock may, at any time, elect to convert each share of Series A Convertible Preferred Stock into shares of Common Stock at a rate that is the greater of (at the option of such holder):

●	1.5 shares of Common Stock per share of Preferred Stock; or
●	a conversion rate equal to the quotient of (A) the volume weighed average trading price of Common Stock for the 30 day period immediately preceding (but not including) the conversion date, divided by (B) the Reference Price applicable on the conversion date.

Optional Redemption

The Company may, at its option, upon not fewer than 60 days’ written notice, redeem the Series A Convertible Preferred Stock, in whole or in part, on any anniversary of the Issuance Date prior to the fourth anniversary of the Issuance Date, for cash at a redemption price equal to, the sum of (i) the applicable Reference Price on the redemption date, plus (ii) an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) as of the redemption date.

Mandatory Redemption; Maturity

On the fourth anniversary of the Issuance Date, the Company will be required to redeem all shares of Series A Convertible Preferred Stock then outstanding for cash at a redemption price equal to $16.00 per share of Series A Convertible Preferred Stock, plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) as of such date.

Anti-dilution Provisions

The Reference Price and Reference Rate are subject to customary adjustments in the case of certain actions taken with respect to the Common Stock, including distributions to holders of Common Stock in shares, subdivisions, splits or combinations of the Common Stock, issuances, sales of or distribution of convertible securities, options or any other assets to holders of Common Stock for which there is no corresponding distribution in respect of the Series A Convertible Preferred Stock.

Voting Rights

As long as any shares of Series A Convertible Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of Series A Convertible Preferred Stock amend, alter, repeal or otherwise modify any provision of the Company’ certificate of incorporation or the Certificate of Designations in a manner that would alter or change the terms or the powers, preferences, rights or privileges of the Series A Convertible Preferred Stock as to affect them adversely.

Additionally, holders of the Series A Convertible Preferred Stock shall be entitled to one vote per share and entitled to vote together (as a single class) with the holders of Holders’ common stock on all matters submitted to a vote of stockholders of the Company, except as otherwise provided in the Certificate of Designations or as required by applicable law.

Covenant Obligations

In addition to customary covenants, for so long as any shares of Series A Convertible Preferred Stock remain outstanding:

●	the Company’ total leverage (including all indebtedness (not including short-term payables and the current aged payables), and Series A Convertible Preferred Stock, other than Series A Convertible Preferred Stock issued in respect of certain fees and expenses incurred in connection with the Business Combination) may not exceed six times (6x) the Company’ and its consolidated subsidiaries’ trailing twelve months Adjusted EBITDA (as defined in the Certificate of Designations).
●	Subject to certain exceptions, unless and until full cumulative dividends on the Series A Convertible Preferred Stock for all past dividend periods that have ended shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof in cash is set apart for payment, the Company may not: (i) declare and pay or declare and set apart for payment of dividends, directly or indirectly, on or with respect to any shares of Common Stock or shares of any other class or series of capital stock ranking on parity with or junior to the Series A Convertible Preferred Stock, for any period; or (ii) redeem, purchase or otherwise acquire for any consideration, or make any other distribution of cash or other property, directly or indirectly, on or with respect to, or pay or make available any monies for a sinking fund for the redemption of, any common stock or shares of any other class or series of our capital stock ranking on parity with or junior to the Series A Convertible Preferred Stock.
●	In addition to other customary registration rights, the Company is required to file, within 60 days of the Issuance Date, a registration statement on the appropriate form registering the Series A Convertible Preferred Stock, any shares of Series A Convertible Preferred Stock issued as a dividend, and any shares of Common Stock issued to the holders of Series A Convertible Preferred Stock upon conversion of their shares of Series A Convertible Preferred Stock, and use its reasonable best efforts to ensure that such registration statement remains effective.
●	Following a breach or default by the Company of the leverage covenants above for more than two (2) consecutive fiscal quarters and if such breach or default is not cured (or is incapable of being cured) within 180 days (unless the holders of a majority of the Series A Convertible Preferred Stock waives such breach or default), the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock shall have the right to:
i.	obtain majority control of the Company’ board of directors;
ii.	require that the Company controlling stockholders vote in favor of any sale transaction approved by the PIPE Investor.

Information Rights

So long as any shares of Preferred Stock remain outstanding the Corporation will provide the Series A Investor with certain information rights, including providing (i) a copy of the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as at the end of such year and the related audited consolidated statements of operations, changes in common stockholders’ equity and cash flows for such year, (ii) the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of operations and cash flows of the Company and its consolidated Subsidiaries for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for and as of the corresponding periods of the previous year, (iii) copies of all financial statements and periodic reports which the Company may file with the SEC (or any successor thereto), (iv) copies of all registration statements and any amendments and exhibits thereto, which the Company may file with the SEC (or any successor thereto) and (v) subject to a customary confidentiality agreement, information provided to the Board in connection with its regular meetings.

Board Rights

Following the conversion by the Series A Purchaser of its shares of Series A Convertible Preferred Stock into 5% or more of the outstanding shares Common Stock, the Series A Purchaser will be entitled to nominate one director to serve on the Company board, and the parties will vote their shares in favor of such nominee; and

Following the conversion by the PIPE Investor of its shares of Series A Convertible Preferred Stock into 15% or more of the outstanding shares Common Stock, the Series A Purchaser will be entitled to nominate two directors to serve on the Company board, and the parties will vote their shares in favor of such nominees.

Lock up

Pursuant to the Lock-Up Agreement, the PIPE Investor will be subject to a 12 month lock up period (subject to customary exceptions) in respect of their shares of Series A Convertible Preferred Stock received in connection with the Business Combination (subject to certain customary exceptions).

Series B Convertible Preferred Stock

As of the date of this prospectus, 150,000 Series B Convertible Preferred Stock are outstanding.

The Series B Certificate of Designations establishes the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of Series B Convertible Preferred Stock, which are described in more detail below. The following description of our Series B Convertible Preferred Stock is intended as a summary only and does not purport to be complete and is qualified in its entirety by reference to the Series B Certificate of Designations, and to the applicable provisions of Delaware law. We urge you to read the Series B Certificate of Designations because it, and not this description, defines the rights of holders of shares of Series B Convertible Preferred Stock.

Ranking

With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Company, the Series B Convertible Preferred Stock will rank (i) junior to the Series A Convertible Preferred Stock and any class or series of equity securities of the Company that, by its terms, expressly ranks senior to the Series B Convertible Preferred Stock; (ii) senior to all other classes or series of Holdings Common Stock and any other class or series of capital stock of the Company that by its terms is not expressly senior to, or on parity with, the Series B Convertible Preferred Stock; and (iii) on parity with any class or series of capital stock of the Company hereafter created that expressly ranks pari passu with the Series B Convertible Preferred Stock.

Dividend

Holders of shares of Series B Convertible Preferred Stock are entitled to receive, when, as and if authorized by the Board and declared by the Company out of funds legally available for the payment of dividends, a cumulative dividend at a rate of seven percent (7%) per annum, payable and compounded quarterly on the last day of each quarter. At the discretion of the Company, the payment may be made in cash or up to 50% of the amount due, in duly authorized, validly issued, fully paid and non-assessable share of Series B Convertible Preferred Stock at a value of $10 per share.

Conversion

The Series B Convertible Preferred Stock may be converted into shares of Common Stock, at the option of the investor at a rate equal to the quotient of (i) $10.00 divided, by (ii) the product of (A) .80 multiplied by, (B) the volume weighted average price for the 20 trading days during the 30-day period immediately prior to such conversion, provided that in no event shall the denominator be less than $6.00 per share.

Optional Redemption

The Company may, at its option, in whole, or part, redeem the Series B Convertible Preferred Stock any time after the first anniversary of the date of the Series B Subscription Agreement at a redemption price equal to the greater of (i) $12.00 per share of Series B Convertible Preferred Stock, plus accrued but unpaid dividends or (A) 1.20 multiplied by (B) the volume weighted average price for 20 trading days during the 30-day period immediately prior to the redemption; provided that such price shall not greater than $20.00.

Anti-dilution Provisions

The Conversion Rate is subject to customary adjustments in the case of certain actions taken with respect to the Common Stock, including distributions to holders of Common Stock in shares, subdivisions, splits or combinations of the Common Stock, issuances, sales of or distribution of convertible securities, options or any other assets to holders of Common Stock for which there is no corresponding distribution in respect of the Series B Convertible Preferred Stock.

Voting Rights

As long as any shares of Series B Convertible Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of Series B Convertible Preferred Stock amend, alter, repeal or otherwise modify any provision of the Company’s certificate of incorporation or the Series B Certificate of Designations in a manner that would alter or change the terms or the powers, preferences, rights or privileges of the Series B Convertible Preferred Stock as to affect them adversely.

Additionally, holders of the Series B Convertible Preferred Stock shall be entitled to one vote per share and entitled to vote together (as a single class) with the holders of Common Stock on all matters submitted to a vote of stockholders of Holdings, except as otherwise provided in the Certificate of Designations or as required by applicable law

Warrants

Each Warrant outstanding for the purchase of one share of Common Stock is exercisable for one share of Common Stock, with all other terms of such Warrants remaining unchanged. The following is a description of the Warrants.

Warrants

The Warrants will become exercisable on April 14, 2024, provided the Company has an effective registration statement under the Securities Act.

Each Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on April 14, 2024, provided the Company has an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrant holder may exercise its Warrants only for a whole number of shares of Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The Warrants will expire at 5:00 p.m., New York City time, on July 22, 2027, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Common Stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying their obligations described below with respect to registration. No Warrant will be exercisable and the Company will not be obligated to issue a share of Common Stock upon exercise of a Warrant unless the Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. Holders of our Warrants cannot pay cash to exercise their Warrants unless we have an effective and current registration statement covering the issuance of the shares underlying such Warrants and a current prospectus relating thereto.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of an initial business combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Common Stock issuable upon exercise of the Warrants. The Company will use commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the issuance of the shares issuable upon exercise of the Warrants is not effective within 60 business days from the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement or a current prospectus, exercise Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. Notwithstanding the above, if the shares of Common Stock are at the time of any exercise of Warrants not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at their option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the

Company will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants for Cash when the price per share of Common Stock equals or exceeds $18.00

Once the Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30 day redemption period; and
●	if, and only if, the last reported sale price of the shares of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

The Company will not redeem the Public Warrants as described above unless an effective registration statement under the Securities Act covering the issuance of the shares of Common Stock issuable upon exercise of the Public Warrants is effective and a current prospectus relating to those shares of Common Stock is available throughout the 30 day redemption period, except if the Public Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Public Warrants become redeemable by the Company, the Company may exercise their redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The redemption criteria for the Public Warrants discussed above have been established to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of Common Stock may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) Public Warrant exercise price after the redemption notice is issued.

The “fair market value” of the shares of Common Stock means the average last reported sale price of the shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

Redemption Procedures and Cashless Exercise

If the Company calls the Public Warrants for redemption as described above when the shares of Common Stock are trading at or above $18.00 per share, the Company’s management will have the option to require all holders that wish to exercise their Warrants to do so on a “cashless basis.” In making such determination, the Company’s management will consider, among other factors, the Company’s cash position, the number of Public Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of outstanding Warrants. In such event, all holders of Public Warrants would pay the exercise price by surrendering their Warrants for that number of shares of Common Stock equal to the lesser of (i) the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying such Public Warrants, multiplied by the excess of the “fair market value” (as defined below) of shares of Common Stock over the exercise prices of the Public Warrants by (y) the fair market value. If the Company’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If the Company calls the Warrants for redemption and the Company’s management does not take advantage of this option, the holders of the Private Placement Warrants and their permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Warrants on a cashless basis, as described in more detail above.

The “fair market value” of the shares of Common Stock means the average last reported sale price of the shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

Holder Election to Limit Exercise

A holder of a Warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of Common Stock is increased by a share capitalization payable in shares of Common Stock, or by a sub-division of shares of Common Stock or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share capitalization of a number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Common Stock) multiplied by (b) one minus the quotient of (i) the price per share of Common Stock paid in such rights offering divided by (ii) the historical fair market value. For these purposes (x) if the rights offering is for securities convertible into or exercisable for shares of Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (y) “historical fair market value” means the volume-weighted average price of shares of Common Stock as reported during the ten-trading day period ending on the trading day prior to the first date on which the Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to holders of Common Stock on account of such Common Stock (or other securities into which the Warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Common Stock issuable on exercise of each warrant), do not exceed $0.50, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In addition, if (x) the Company issues additional shares of Common Stock or equity-linked securities at an issue price or effective issue price of less than $9.20 per share of Common Stock (with such issue price or effective issue price to be determined in good faith by the Company Board) (the “Newly Issued Price”), and (y) the volume-weighted average trading price of our shares of Common Stock during the 10-trading day period starting on the trading day prior to the day on which the Company consummate our initial business combination (such price, the “Market Value”) of shares of Common Stock is below $9.20 per share, then the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “— Redemption” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding Common Stock (other than those described above or that solely affects the par value of such Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company are the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by stockholders as provided for in its amended and restated certificate of incorporation or as a result of the redemption of Common Stock by the Company if a proposed initial business combination is presented to the Company’ stockholders for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.

The Warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders thereof. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Warrants and receive Common Stock. After the issuance of Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Private Placement Warrants

Except as described below, the Private Warrants have terms and provisions that are identical to those of the Public Warrants. The Private Warrants (including the Common Stock issuable upon exercise of such Private Warrants) will not be transferable, assignable or salable until April 14, 2024 (except, among other limited exceptions to certain officers and directors and other persons or entities affiliated with the holder of such Private Warrants) and they will not be redeemable by the Company so long as they are held by the Sponsor, members of the Sponsor, the Wentworth Members or their permitted transferees. The Sponsor, members of the Sponsor, the Wentworth Members or their permitted transferees have the option to exercise the Private Warrants on a cashless basis. If the Private Warrants are held by holders other than the Sponsor, members of the Sponsor, the Wentworth Members or their permitted transferees, the Private Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Private Warrants elect to exercise its Private Warrants on a cashless basis, they would pay the exercise price by surrendering their Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “exercise fair market value” (defined below) over the exercise price of the Warrants by (y) the exercise fair market value. The “exercise fair market value” will mean the average reported closing price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The Private Warrants will be exercisable on a cashless basis so long as they are held by the Sponsor, members of the Sponsor, the Wentworth Members or their permitted transferees because they may be affiliated with the Company following the Business Combination. If they remain affiliated with the Company, their ability to sell the Company’ securities in the open market will be significantly limited. the Company has policies in place that prohibit insiders from selling the Company’ securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell the Company’ securities, an insider cannot trade in the Company’ securities if they are in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their Warrants and sell the shares of Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, the Company believes that allowing the holders to exercise such Private Warrants on a cashless basis is appropriate.

Certain Anti-Takeover Provisions of Delaware Law, Certificate of Incorporation and Bylaws

Pursuant to the Certificate of Incorporation, the Company will opt out of Section 203 of the DGCL. However, the Certificate of Incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder, unless:

●	prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or
●	at or subsequent to that time, the business combination is approved by the Board and by the affirmative vote of holders of at least 662∕3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the Company’s voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Board because the Company’s stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

The Certificate of Incorporation provides that the Investor Stockholders (as defined therein) and their respective affiliates, any of their respective direct or indirect transferees of at least 15% of outstanding Common Stock and any group as to which such persons are party to, do not constitute “interested stockholders” for purposes of this provision.

In addition, the Certificate of Incorporation does not provide for cumulative voting in the election of directors. The Board is empowered to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death, or removal of a director in certain circumstances.

Authorized Common Stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Provision

The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court of the District of Delaware), will, to the fullest extent permitted by law, be the sole and exclusive forum for:

●	any derivative action or proceeding brought on behalf of the Company;
●	any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty;
●	any action or proceeding against the Company or any current or former director, officer or other employee of the Company or any stockholder (a) arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws (as each may be amended, restated, modified, supplemented or waived from time to time) or (b) as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware;
●	any action or proceeding to interpret, apply, enforce or determine the validity of the Certificate of Incorporation of the Bylaws (including any right, obligation or remedy thereunder); and
●	any action asserting a claim against the Company or any director, officer or other employee of the Company or any stockholder, governed by the internal affairs doctrine.

This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or any of its directors, officers, or other employees, which may discourage lawsuits with respect to such claims. However, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, which provides for the exclusive jurisdiction of the federal courts with respect to all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Notwithstanding the foregoing, this exclusive forum provision will not apply to actions arising under the Securities Act, as other provisions in the Certificate of Incorporation designate the federal district courts of the United States as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of the Company’s securities. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provision. In such instance, the Company would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Certificate of Incorporation. However, there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find the exclusive forum provision contained in the Certificate of Incorporation to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm the Company’s business, results of operations and financial condition.

Registration Rights Agreement

At the closing of the Business Combination, we entered into the Registration Rights Agreement, with the PIPE Investor, Wentworth, certain equity holders of Wentworth and certain other parties identified therein (such persons, the “Holders”). Pursuant to the terms of the Registration Rights Agreement, the Holders of registrable securities thereunder are entitled to certain piggyback registration rights and customary demand registration rights. The Registration Rights Agreement also provides that we will pay certain expenses relating to such registrations and indemnify the holders of registrable securities against certain liabilities.

Limitations of Liability and Indemnification

The Certificate of Incorporation and the Bylaws provide that that its officers and directors will be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, the Bylaws provides that the Company’s directors will not be personally liable for monetary damages to the Company or the Company’s stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or the Company’s stockholders, acted in bad faith, knowingly or intentionally violated the Law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

The Bylaws also permit the Company to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures the Company’s officers and directors against the cost of defense, settlement or payment of a judgment in certain circumstances and insures the Company against the Company’s obligations to indemnify the Company’s officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even if such an action, if successful, might otherwise benefit the Company and the Company’s stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Listing of Securities

The Company’s Common Stock and Warrants are listed on the Nasdaq under the symbols “BCG” and “BCGWW,” respectively.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s securities is Continental Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We are registering the issuance by us of 14,442,665 shares of Common Stock issuable by us upon exercise of the Warrants.

We are also registering the offer and sale from time to time by the Selling Securityholders or their permitted transferees of (i) 21,840,361 shares of Common Stock, which shares were originally issued to certain Wentworth Equityholders in connection with the consummation of the Business Combination as merger consideration at an equity consideration value of $10.00 per share; (ii) 104,000 shares of Common Stock issued in connection with the consummation of the Business Combination, originally issued as part of units issued to OPCO in lieu of certain fees in connection with the IPO (iii) up to 2,750,277 Founder Shares issued in connection with the consummation of the Business Combination, originally issued in a private placement to the Sponsor at a price of $0.001 per share; (iv) up to 531,651 shares of Common Stock issued in connection with the conversion of certain convertible notes upon the consummation of the Business Combination; (v) up to 1,500,000 shares of Common Stock upon the conversion of Series A Convertible Preferred Stock, subject to certain vesting restrictions pursuant to a subscription agreement entered into with certain Selling Security Holders in connection with the Business Combination, originally issued at a price of approximately $9.60 per share; (vi) up to 150,000 shares of Common Stock upon the conversion of the Series B Convertible Preferred Stock (as defined herein), subject to certain vesting restrictions pursuant to a subscription agreement entered into with certain Selling Security Holders in a private placement, originally issued at a price of $10.00 per share; (vii) up to 5,776,240 shares of Common Stock that are issuable by us upon the exercise of the Private Placement Warrants following the public resale of the Private Placement Warrants by the Selling Securityholders; (viii) up to 78,000 shares of Common Stock that issuable by us upon the exercise of 78,000 OPCO Warrants following the public resale of the OPCO Warrants; and (2) up to (i) 5,776,240 Private Placement Warrants originally issued to the Sponsor in a private placement at a price of $1.00 per Warrant, currently exercisable at a price of $11.50 per share; and (ii) 78,000 OPCO Warrants originally issued as part of units to OPCO in lieu of certain fees in connection with the IPO. Additional information about any offering may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the Common Stock and Warrants being offered and the terms of the offering.

The Selling Securityholders may offer and sell, from time to time, all or any portion of their respective shares of Common Stock or Warrants covered by this prospectus. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their securities by one or more of, or a combination of, the following methods:

●	on the Nasdaq, in the over-the-counter market or on any other national securities exchange on which our securities are listed or traded;
●	in privately negotiated transactions;
●	in underwritten transactions;
●	in a block trade in which a broker-dealer will attempt to sell the offered securities as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;
●	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;
●	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;
●	through the writing or settlement of options (including put or call options) or other hedging transactions, whether the options are listed on an options exchange or otherwise;
●	through the distribution of the securities by any Selling Securityholder to its partners, members or stockholders;
●	in short sales entered into after the effective date of the registration statement of which this prospectus forms a part;
●	by pledge to secured debts and other obligations;
●	to or through underwriters or agents;

●	“at the market” or through market makers or into an existing market for the securities; and
●	any other method permitted pursuant to applicable law.

The Selling Securityholders may sell the securities at prices then prevailing, related to the then prevailing market price or at negotiated prices. The offering price of the securities from time to time will be determined by the Selling Securityholders and, at the time of the determination, may be higher or lower than the market price of our securities on the Nasdaq or any other exchange or market. The Selling Securityholders may also sell our securities short and deliver the securities to close out their short positions or loan or pledge the securities to broker-dealers or other financial institutions that in turn may sell the securities. The shares may be sold directly or through broker-dealers or other financial institutions acting as principal or agent or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The Selling Securityholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with the Selling Securityholders. The Selling Securityholders may also enter into options or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). A Selling Securityholder that is an entity may elect to make an in-kind distribution of Common Stock or Warrants to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or from purchasers of the offered securities for whom they may act as agents. In addition, underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The Selling Securityholders and any underwriters, dealers or agents participating in a distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the securities by the Selling Securityholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The Selling Securityholders party to the Registration Rights Agreement have agreed, and the other Selling Securityholders may agree, to indemnify the underwriters, their officers, directors and each person who controls such underwriters (within the meaning of the Securities Act), against certain liabilities related to the sale of the securities, including liabilities under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The Selling Securityholders are subject to the applicable provisions of the Exchange Act, including Regulation M. This regulation, if applicable to sales hereunder, may limit the timing of purchases and sales of any of the securities offered in this prospectus by the Selling Securityholders. The anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market and to the activities of the Selling Securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities for the securities.

In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the securities under this prospectus, the Selling Securityholders may sell the securities in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

Restrictions to Sell

Pursuant to the Lock-Up Agreement, the Holders (as defined therein) will be subject to a 12 month lock up period (subject to customary exceptions) in respect of their shares of Common Stock received in the Business Combination (subject to certain customary exceptions).

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Stock and Warrants, which we refer to collectively as our securities. This discussion applies only to securities that are held as capital assets for U.S. federal income tax purposes and is applicable only to holders who are receiving our securities in this offering.

This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:

●	financial institutions or financial services entities;
●	broker-dealers;
●	governments or agencies or instrumentalities thereof;
●	regulated investment companies;
●	real estate investment trusts;
●	persons that actually or constructively own five percent or more of our voting shares;
●	insurance companies;
●	dealers or traders subject to a mark-to-market method of accounting with respect to the securities;
●	persons holding the securities as part of a “straddle,” hedge, integrated transaction or similar transaction;
●	persons who acquired the securities through the exercise or cancellation of employee stock options or otherwise as compensation for their services;
●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
●	U.S. expatriates or former long-term residents of the U.S.;
●	partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities; and
●	tax-exempt entities.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership or other pass-through entity for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner or member in the partnership or other pass-through entity generally will depend on the status of the partner or member and the activities of the partnership or other pass-through entity. If you are a partner or member of a partnership or other pass-through entity holding our securities, we urge you to consult your own tax advisor.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.”  A U.S. holder is a beneficial owner of our shares of Common Stock or Warrants who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Distributions. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “U.S. Holders-Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants. A U.S. holder will generally recognize gain or loss on the sale, taxable exchange or other taxable disposition of our Common Stock or Warrants which, in general, would include a redemption of Warrants that is treated as a sale as described below. Any such gain or loss will be capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Common Stock or Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Common Stock or Warrants so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the shares or Warrants would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its Common Stock or Warrants so disposed of. A U.S. holder’s adjusted tax basis in its Common Stock or Warrants generally will equal the U.S. holder’s acquisition cost for the Common Stock or Warrants less, in the case of a share of Common Stock, any prior distributions treated as a return of capital.

Exercise, Lapse or Redemption of a Warrant. Except as discussed below with respect to the cashless exercise of a warrant, a U.S. holder generally will not recognize taxable gain or loss on the acquisition of our Common Stock upon exercise of a Warrant for cash. The U.S. holder’s tax basis in the share of our Common Stock received upon exercise of the Warrants generally will be an amount equal to the sum of the U.S. holder’s initial investment in the Warrants and the exercise price. It is unclear whether the U.S. holder’s holding period for the Common Stock received upon exercise of the Warrants will begin on the date following the date of exercise or on the date of exercise of the Warrants; in either case, the holding period will not include the period during which the U.S. holder held the Warrants. If a Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrants.

The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the Common Stock received would equal the holder’s basis in the Warrant. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Common Stock would either include the period during which the U.S. holder held the Warrant or be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Common Stock would include the holding period of the Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Warrants treated as surrendered to pay the exercise price of the Warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the surrendered warrants and the U.S. holder’s tax basis in such Warrants. In this case, a U.S. holder’s tax basis in the Common Stock received would equal the sum of the U.S. holder’s initial tax basis in the Warrants exercised (except for any such tax basis allocable to the surrendered warrants) and the exercise price of the exercised Warrants. A U.S. holder’s holding period for the Common Stock would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the Common Stock received, there can be no assurance which of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If we redeem Warrants for cash pursuant to the redemption provisions described in the section of this prospectus entitled “Description of Securities-Warrants” or if we purchase Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described above under “-Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants.”

Possible Constructive Distributions. The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus entitled “Description of Securities-Warrants.”  An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such shares or to such exercise price increases the warrantholders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Warrant) as a result of a distribution of cash or other property, such as other securities, to the holders of shares of our Common Stock, or as a result of the issuance of a stock dividend to holders of shares of our Common Stock, in each case which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described under “-Taxation of Distributions” in the same manner as if the U.S. holders of the Warrants received a cash distribution from us equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our shares of Common Stock and Warrants, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules generally should be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.”  As used herein, the term “Non-U.S. holder” means a beneficial owner of our Common Stock or Warrants who or that is for U.S. federal income tax purposes:

●	a non-resident alien individual (other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates);
●	a foreign corporation; or
●	an estate or trust that is not a U.S. holder;

but generally does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our securities.

Taxation of Distributions. In general, any distributions we make to a Non-U.S. holder of shares of our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and are not attributable to a U.S. permanent establishment under an applicable treaty), we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described under “Non-U.S. Holders-Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants” below.

The withholding tax does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (or if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder). Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. holder were a U.S. holder, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Exercise, Lapse or Redemption of a Warrant. The U.S. federal income tax treatment of a Non-U.S. holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “U.S. Holders-Exercise, Lapse or Redemption of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described below in “Non-U.S. Holders-Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants.”  The U.S. federal income tax treatment for a Non-U.S. holder of a redemption of Warrants for cash described in the section of this prospectus entitled “Description of Securities-Warrants” (or if we purchase Warrants in an open market transaction) would be similar to that described below in “Non-U.S. Holders-Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants.”

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants. A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Common Stock or Warrants (including a redemption of our Warrants), unless:

●	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or
●	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our Common Stock, and, in the case where shares of our Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Common Stock. There can be no assurance that our Common Stock will be treated as regularly traded on an established securities market for this purpose.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation; however, there can be no assurance that we will not become a U.S. real property holding corporation in the future.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. holder. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our Common Stock or Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Common Stock or Warrants from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such distribution.

Possible Constructive Distributions. The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus entitled “Description of Securities-Warrants.”  An adjustment which has the effect of preventing dilution is generally not taxable. The Non-U.S. holders of Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Warrant) as a result of a distribution of cash or other property, such as other securities, to the holders of shares of our Common Stock, or as a result of a stock dividend to the holders of our Common Stock, in each case which is taxable to such holders as a distribution. Any constructive distribution received by a Non-U.S. holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. holder received a cash distribution from us equal to the fair market value of such increased interest without any corresponding receipt of cash. In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a Non-U.S. holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from Warrants or other property subsequently paid or credited to such holder.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our shares of Common Stock and Warrants. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person (by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption) in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends) and, subject to the discussion of certain proposed U.S. Treasury regulations below, on the gross proceeds from a sale or other disposition of our Common Stock paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other Non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in our securities. The IRS released proposed U.S. Treasury regulations that, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Common Stock. In its preamble to such proposed U.S. Treasury regulations, the IRS stated that taxpayers may generally rely on the proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued.

EXPERTS

The consolidated financial statements of Binah Capital Group, Inc. as of and for the years ended December 31, 2024 and 2023, included in this prospectus of Binah Capital Group, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by FGMK, LLC, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

DLA Piper LLP (US) will pass upon the validity of the Common Stock and Warrants covered by this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of such registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and to its exhibits. The registration statement has been filed electronically and may be obtained in any manner listed below. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we file under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov and on our website, free of charge, at www.atipt.com. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus. You may inspect a copy of the registration statement through the SEC’s website, as provided herein.

CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On March 15, 2024, the Audit Committee of the Board approved FGMK, LLC (“FGMK”) as its independent registered public accounting firm. FGMK previously served as the independent registered public accounting firm of Wentworth prior to the Business Combination.

BINAH CAPITAL GROUP, INC.

DECEMBER 31, 2024 AND 2023

BINAH CAPITAL GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of

Binah Capital Group, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Binah Capital Group, Inc. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FGMK LLC

We have served as the Company’s auditor since 2021.

Chicago, Illinois

March 31, 2025

BINAH CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2024 AND 2023

(in thousands, except share amounts)

	2024	2023
ASSETS
Assets:
Cash, cash equivalents and restricted cash	$8,486	$7,621
Receivables, net:
Commissions receivable	9,198	8,220
Due from clearing broker	873	631
Other	938	1,587
Property and equipment, net	599	974
Right of use assets	3,730	4,332
Intangible assets, net	1,021	1,580
Goodwill	39,839	39,839
Other assets	1,993	2,626

TOTAL ASSETS	$66,677	$67,410

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Accounts payable, accrued expenses and other liabilities	$10,208	$9,082
Commissions payable	11,468	10,676
Operating lease liabilities	3,820	4,381
Notes payable, net of unamortized debt issuance costs of $739 and $645 as of December 31, 2024 and 2023, respectively	19,561	20,822
Promissory notes-affiliates	5,442	12,177
Due to members	—	5,169

TOTAL LIABILITIES	50,499	62,307

Mezzanine Equity:
Redeemable Series A Convertible Preferred Stock, par value $0.0001, 2,000,000 shares authorized, 1,555,000 shares outstanding at December 31, 2024	14,947	—
Stockholders’ Equity and Members’ Equity:
Series B Convertible Preferred Stock, par value $0.0001, 500,000 shares authorized, 150,000 shares outstanding at December 31, 2024	1,500	—
Common stock, $0.0001 par value, 55,000,000 authorized, 16,602,460 issued and outstanding at December 31, 2024	—	—
Additional paid-in-capital	22,984	—
Accumulated deficit	(23,253)	—
Members’ Equity attributed to Legacy BMS Management Services LLC	—	5,103
Total Stockholders’ Equity, Mezzanine Equity and Members’ Equity Attributable to BMS Management Services LLC	16,178	5,103

TOTAL LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY	$66,677	$67,410

The accompanying notes are an integral part of these consolidated financial statements.

BINAH CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(in thousands, except per share amounts)

	2024	2023
Revenues:
Revenue from Contracts with Customers:
Commissions	$139,452	$138,191
Advisory fees	24,939	21,668
Total Revenue from Contracts with Customers	164,391	159,859
Interest and other income	4,512	8,096

Total revenues	168,903	167,955

Expenses:
Commissions and fees	136,932	136,169
Employee compensation and benefits	15,544	13,385
Rent and occupancy	1,150	1,189
Professional fees	6,971	4,709
Technology fees	1,292	2,457
Interest	4,026	5,119
Depreciation and amortization	1,019	1,216
Other	5,116	3,225

Total expenses	172,050	167,469

(Loss) income before provision for income taxes	(3,147)	486

Provision (benefit) for income taxes	1,415	(85)

Net (loss) income	$(4,562)	$571

Net income attributable to Legacy BMS Management Services LLC members	730	—

Net loss attributable to Binah Capital Group, Inc.	$(5,292)	—

Net loss per share basic and diluted	$(0.32)	—

Weighted average shares basic and diluted	16,593	—

The accompanying notes are an integral part of these consolidated financial statements.

BINAH CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(in thousands)

	For the Years Ended December 31, 2024 and 2023
		Class A Redeemable		Class B
		Convertible Preferred Stock		Convertible Preferred Stock		Common Stock
	Members’									Total
	Equity									Stockholders’
	Attributed to									Equity,
	Legacy									Mezzanine
	BMS							Additional		Equity and
	Management							Paid-in	Accumulated	Members’
	Services LLC	Units	Amount	Units	Amount	Units	Amount	Capital	Deficit	Equity
Balance December 31, 2022	4,897	—	—	—	—	—	—	—	—	4,897
Distribution of capital	(200)	—	—	—	—	—	—	—	—	(200)
Redemption of Class B Preferred Units	(165)	—	—	—	—	—	—	—	—	(165)
Net income	571	—	—	—	—	—	—	—	—	571
Balance December 31, 2023	5,103	—	—	—	—	—	—	—	—	5,103
Distributions	(85)	—	—	—	—	—	—	—	—	(85)
Net income prior to transaction	730	—	—	—	—	—	—	—	—	730
Reverse merger and recapitalization of legacy BMS Management Services LLC	(5,748)	—	—	—	—	16,566	—	23,693	(17,961)	(16)
Mezzanine Equity - Shares Issued in connection with PIPE financing	—	1,500	14,400	—	—	—	—	—	—	14,400
Issuance of Class A redeemable convertible preferred stock	—	55	547	—	—	—	—	—	—	547
Issuance of Class B convertible preferred stock	—	—	—	150	1,500	—	—	—	—	1,500
Dividends - Class A redeemable convertible preferred stock	—	—	—	—	—	—	—	(1,094)	—	(1,094)
Dividends - Class B convertible preferred stock	—	—	—	—	—	—	—	(31)	—	(31)
Issuance of common stock in connection with exercise of warrants	—	—	—	—	—	37	—	416	—	416
Net loss attributable to Binah Capital Group, Inc. post transaction	—	—	—	—	—	—	—	—	(5,292)	(5,292)
Balance, December 31, 2024	$—	1,555	$14,947	150	$1,500	16,603	$—	$22,984	$(23,253)	$16,178

The accompanying notes are an integral part of these consolidated financial statements.

BINAH CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 and 2023

(in thousands)

	For the years ended December 31,
	2024	2023
Cash Flows From Operating Activities
Net income (loss)	$(4,562)	$571
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	1,019	1,104
Deferred income taxes	607	993
Amortization of debt issuance costs	645	103
Non-cash lease expense	602	511
Capitalized interest - promissory notes-affiliates	218	697
Capitalized interest - due to members	72	444
Loss on disposal of property and leasehold improvements	—	41
Change in allowance for credit losses	468	—
Changes in operating assets and liabilities:
Due from clearing broker	(242)	(276)
Commissions receivable	(978)	11
Other receivables	181	291
Other assets	98	(1,230)
Accounts payable, accrued expenses and other liabilities	1,024	178
Commissions payable	792	(419)
Operating lease liability	(561)	(466)
Net Cash (Used in) Provided By Operating Activities	(617)	2,553

Cash Flows From Investing Activities
Purchases of property and equipment	(85)	(80)
Net Cash Used In Investing Activities	(85)	(80)

Cash Flows From Financing Activities
Borrowings under note payable	20,300	—
Payment of debt issuance costs	(739)	—
Repayment - notes payable	(21,467)	(2,210)
Repayment of promissory notes-affiliates	(3,445)	(126)
Repayment of borrowings from members	(903)	—
Net payment for reverse merger and recapitalization	(7,863)	—
Proceeds from Series A Redeemable Convertible Preferred Stock	14,400	—
Proceeds from Series B Convertible Preferred Stock	1,500	—
Dividends - Series A Redeemable Convertible Preferred Stock	(547)	—
Proceeds from exercise of warrants	416	—
Redemption of Class B Preferred Units	—	(165)
Distribution of capital	(85)	(200)
Net Cash Provided By (Used In) Financing Activities	1,567	(2,701)

Net Change in Cash, Cash Equivalents and Restricted Cash	865	(228)

Cash, Cash Equivalents and Restricted Cash - Beginning of Period	$7,621	$7,849

Cash, Cash Equivalents and Restricted Cash - End of Period	$8,486	$7,621

Supplemental Disclosure of Non-Cash Financing Activities

During the year ended December 31, 2024 and in connection with the reverse merger and recapitalization the Company extinguished amounts related to the promissory notes-affiliates in the approximate amount of $3,800.	—	—

During the year ended December 31, 2024 and in connection with the reverse merger and recapitalization the Company extinguished amounts and issued stock in consideration to satisfy these obligations in the approximate amount of $4,300.	—	—

As of December 31, 2024, there is an accrued dividend related to the Class B Convertible Preferred Stock in the amount $31.	—	—

For the year ended December 31, 2024, the Company paid an in-kind dividend to the Series A Redeemable Convertible Preferred Stockholder in the amount of $547.	—	—

Supplemental Disclosure of Cash Flow Information
Right of use asset in exchange for operating lease liability	$—	$320

Cash Paid During the Period for:
Interest	$2,632	$3,978
Income taxes	$271	$—

The accompanying notes are an integral part of these consolidated financial statements.

1.ORGANIZATION AND NATURE OF BUSINESS

Binah Capital Group, Inc. (“Binah Capital”, “Holdings” or the “Company,” representing the consolidated group), is a Delaware corporation, formed on June 27, 2022 that serves as a holding company for its wholly-owned subsidiaries operating in the retail wealth management business.

Binah Capital through its wholly-owned subsidiary Wentworth Management Services LLC (dba, Binah Management Services, “BMS”) operates multiple businesses in the financial services industry as follows:

●	PKS Holdings, LLC (“PKSH”) maintains offices in Albany, New York, and branch offices throughout the United States of America, and includes the following entities (collectively, the “PKSH Entities”):
o

Purshe Kaplan Sterling Investments, Inc. (“PKSI”), incorporated in the State of New York, is a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investors Protection Corporation (“SIPC”).

o	PKS Advisory Services, LLC (“PKSA”), a New York limited liability company, is an investment advisory firm, registered with the SEC, which provides advisory services to clients.
o

PKS Financial Services, Inc. (“PKSF”), incorporated in the State of New York, is an insurance entity providing financial services to clients. PKSF began operating under the dba of Binah Capital Insurance during the year ending 2024.

o

Representatives Indemnity Company, Inc. (“Repco”), incorporated in the British Virgin Islands, holds a general business insurance license for the purpose of providing professional liability insurance coverage for affiliated entities under WMS.

●	Cabot Lodge Securities LLC maintains offices in New York, New York and branch offices throughout the United States of America and includes the following entities (collectively, the “Cabot Entities”):
o	Cabot Lodge Securities, LLC (“CLS”), a Delaware Limited Liability Company, is a broker-dealer registered with the SEC and is a member of FINRA and SIPC.
o	CL Wealth Management, LLC (“CLWM”), a Virginia Limited Liability Company, is an investment advisory firm, registered with the SEC, which provides advisory services to clients.
o

Wentworth Financial Partners LLC (“WFP”) (f/k/a CL General Agency), a Delaware Limited Liability Company, is an insurance entity providing financial services to clients. WFP began operating under the dba of Binah Financial Partners during the year ending 2024.

●	Michigan Securities, Inc. (“MSI”) maintains offices in Albany, New York and includes the following entities (collectively, the “MSI Entities”):
o	MSI, (d/b/a as Broadstone Securities, Inc., “Broadstone”), incorporated in the State of Michigan, is a financial services firm, and is a broker-dealer registered with the SEC and is a member of FINRA.
o	Michigan Advisors, Inc., (“MAI”) incorporated in the State of Michigan, was a SEC registered investment advisor. MAI withdrew its registration in September 2021.
o	Insurance Audit Agency, Inc. (“IAA”), incorporated in the state of Michigan, is an insurance agency.
●	World Equity Group, Inc. (“WEG”), incorporated in the State of Illinois, is registered as a broker-dealer and investment advisor with the SEC and is a member of FINRA and SIPC. WEG maintains offices in Schaumburg, Illinois and has branch offices throughout the United States of America.

2.BUSINESS COMBINATION

On July 7, 2022, Kingswood Acquisition Corp., a Delaware corporation (“KWAC”), Binah Capital Group, Inc., a Delaware corporation and wholly-owned subsidiary of KWAC (“Holdings”), Kingswood Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings (“Kingswood Merger Sub”), Wentworth Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Holdings (“Wentworth Merger Sub”), and the Company, entered into an agreement and plan of merger (the “Merger Agreement”).

Holdings, Kingswood Merger Sub and Wentworth Merger Sub are newly formed entities that were formed for the sole purpose of entering into and consummating the transactions set forth in the Merger Agreement. Holdings is a wholly-owned direct subsidiary of KWAC. and both Kingswood Merger Sub and Wentworth Merger Sub are wholly-owned direct subsidiaries of Holdings. Pursuant to the Merger Agreement, at closing, each of the following transactions will occur in the following order: (i) Kingswood Merger Sub will merge with and into KWAC. (the “Kingswood Merger”), with KWAC surviving the Kingswood Merger as a wholly-owned subsidiary of Holdings (the “Kingswood Surviving Company”); (ii) simultaneously with the Kingswood Merger, Wentworth Merger Sub will merge with and into the Company (the “Wentworth Merger”), with the Company surviving the Wentworth Merger as a wholly-owned subsidiary of Holdings (the “Surviving Company”); and (iii) following the Wentworth Merger, Kingswood Surviving Company will acquire, and Holdings will contribute to Kingswood Surviving Company all of the common units of the Surviving Company directly held by Holdings after the Kingswood Merger (the “Holdings Contribution”), such that, following the Holdings Contribution, Surviving Company shall be a wholly-owned subsidiary of the Kingswood Surviving Company (the Kingswood Merger and the Wentworth Merger, together with the other transactions related thereto, the “Business Combination”).

On March 15, 2024 (the “Closing Date”), the Company consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated July 7, 2022 (as amended, the “Merger Agreement” and the consummation of such contemplated transactions, the “Closing”), by and among Kingswood Acquisition Corp, a Delaware corporation (“KWAC”), Binah Capital, Kingswood Merger Sub, Inc., a Delaware corporation (“Kingswood Merger Sub”), Wentworth Merger Sub, LLC, a Delaware limited liability company (“Wentworth Merger Sub”), and BMS. Binah Capital, Kingswood Merger Sub and Wentworth Merger Sub were newly formed entities that were formed for the sole purpose of entering into and consummating the transaction set forth in the Merger Agreement. Binah Capital was a wholly-owned direct subsidiary of KWAC and both Kingswood Merger Sub and Wentworth Merger Sub were wholly-owned direct subsidiaries of Binah Capital. On the Closing Date, Kingswood Merger Sub merged with and into KWAC, with KWAC continuing as the surviving entity as a wholly-owned subsidiary of Binah Capital and Wentworth Merger Sub merged with and into BMS, with BMS continuing as the surviving entity as a wholly-owned subsidiary of Binah Capital. Following the BMS merger, KWAC acquired, and Binah Capital contributed to KWAC all of the common units of BMS directly held by Binah Capital after the BMS merger, such that, following the Binah Capital contribution, BMS became a wholly-owned subsidiary of KWAC.

Notwithstanding the legal form of the Merger pursuant to the Business Combination Agreement, the Merger is accounted for as a reverse recapitalization. Under this method of accounting, KWAC is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the consolidated financial statements of Binah Capital represents a continuation of the consolidated financial statements of BMS with the business combination treated as the equivalent of the BMS issuing shares for the net assets of KWAC, accompanied by a recapitalization. The net assets of KWAC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination are those of BMS (See Note 4 – Mergers and Recapitalization).

Nasdaq Exchange Listing

On March 26, 2024, Holdings received approval for Holding’s securities to be listed on the Nasdaq Stock Market LLC. Holdings common stock is listed on the Nasdaq Global Market and its warrants will be listed on the Nasdaq Capital Market under the symbols “BCG” and “BCGWW”, respectively.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Holdings and its wholly-owned subsidiaries. Significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation and impairment of intangible assets and deferred income taxes, allowance for credit losses, and contingencies.

Reportable Segment

Management has determined that the Company operates in one segment, given the common nature of its operations, products and services, production and distribution process and regulatory environment. For additional information, see Note 25 - Segment Information.

Revenue Recognition

Revenues from contracts with customers are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. For additional information see Note 5 - Revenues From Contracts with Customers.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist primarily of cash on deposit and money market funds, all of which have original maturities of three months or less.

Restricted cash represents cash held by the Company’s lender related to its credit facility. As of December 31, 2024 and 2023, restricted cash amounted to approximately $1.0 million and $0.4 million, respectively.

The Company regularly maintains cash, cash equivalents and restricted cash that exceed Federal Deposit Insurance Corporation limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk from cash.

Receivables

Receivables, represent amounts due to the Company from its clearing broker, clients, financial institutions and others. Receivables consists of unconditional amounts due to the Company and are reported at amortized costs. All receivables are uncollateralized.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments – Credit Losses. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 326-20, Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset’s amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. Management believes its risk of loss on currently recorded receivables is minimal and accordingly an allowance for credit losses has been recorded as of December 31, 2024, December 31, 2023, and January 1, 2023, in the amount of $0.7 million, $0.2 million and $0.2 million, respectively.

Property and Equipment, net

Property and equipment are recorded at cost, less accumulated depreciation and amortization. The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets once the asset is placed in service, which range from 2 to 10 years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the initial lease term. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the useful life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment occurred for the years ended December 31, 2024 and 2023.

Goodwill and Other Intangible Assets

Goodwill is tested annually for impairment or if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. An impairment loss will be recognized if a reporting unit’s carrying amount exceeds its fair value, to the extent that it does not exceed the total carrying amount of goodwill. No impairment of goodwill was recognized for the years ended December 31, 2024 and 2023.

Intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 to 10 years. They are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value.

There was no impairment of intangible assets recognized for the years ended December 31, 2024 and 2023. See Note 9 - Intangible Assets, for additional information regarding the Company’s intangible assets.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized as additional interest expense over the expected term of the related debt agreement. Debt issuance costs are presented as a direct reduction from the carrying amount of the related debt liability.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company accounts for its leases in accordance with FASB ASC 842- Leases. The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right of use (“ROU”) asset at the commencement date of the lease.

ROU assets. A lessee’s ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Lease Liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to the variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company’s leases are not readily determinable; accordingly, the Company uses it incremental rate based on the information available at the commencement date for each lease. The Company’s incremental borrowing rate for a lease is the rate of interest it would pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect the differences in the amount collateral and the payment terms of the leases.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

See Note 13 - Leases for additional information.

Income Taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which are recorded on the consolidated balance sheet in accordance with FASC ASC 740, Income Taxes (“ASC 740”), which established financial accounting and reporting standards for the effects of income taxes.  The likelihood that deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the consolidated statements of operations and comprehensive income.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on an income tax return. Under ASC 740-10, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority.  An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For the periods prior to the Reverse Merger and Recapitalization, BMS was treated as a partnership for income tax purposes and therefore not subject to federal taxes. BMS was subject to certain state and local income taxes. Additionally, Binah Capital Corp. (fka, Kingswood Acquisition Corp.) was treated as a corporation and subject to U.S. federal income taxes, in addition to state and local income taxes.

Subsequent to the Reverse Merger and Recapitalization, Binah Capital Corp, a wholly-owned subsidiary of Holdings, is the parent company of BMS. Subsequent to the Reverse Merger and Recapitalization, BMS elected to be treated as a corporation and is subject to U.S. federal income taxes, in addition to state and local income taxes.

Binah Capital Group, Inc. Binah Capital Corp., BMS, the PKSH Entities, the Cabot Entities and WEG are taxable entities subject to federal, state, and local income taxes. Therefore, these consolidated financial statements include an income tax provision for the taxable entities only. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and net operating loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company periodically evaluates deferred tax assets and net operating loss carryforwards to determine their recoverability based primarily on the Company’s ability to generate future taxable income. A valuation allowance may be established to reduce deferred tax assets, if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

The Company accounts for taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, the Company must recognize the tax benefit from an uncertain tax position only if it is “more likely than not” that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

Net Loss Per Share

Basic earnings per share of common stock is computed by dividing net income attributable to the Company by the weighted-average number of shares of Class A common stock outstanding during the same period. Diluted net income per share of common stock is computed by dividing net income attributable to the Company by the weighted-average number of shares of common stock outstanding adjusted to give effect to potentially dilutive securities. Potential shares of common stock consist of incremental shares issuable upon the assumed exercise of stock options and warrants and conversion of the Company’s preferred stock. Net income (loss) per share is not presented for periods prior to the Merger as such amounts would not be meaningful to users of the consolidated financial statements because the equity structure materially changed in connection with the Merger.

Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. The Company does not hold or issue financial instruments for speculative or trading purposes.

As a result of the Reverse Recapitalization, the Company has issued and has outstanding warrants. The Company evaluates the warrants, to determine if such instruments should be considered stock-based compensation, pursuant to ASC Topic 718, and if not in the scope of ASC 718, if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC Topic 480 and ASC Topic 815. The determination of whether the instrument should be classified as stock-based compensation or a derivative instrument, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

Warrants issued to non-employees (the “Non-employee Warrants”) are not classified as stock-based compensation as there is no condition of employment such that the granting of the shares does not represent compensation. The Non-employee Warrants are classified as derivative liabilities under ASC Topic 480 or ASC Topic 815. Warrants issued to non-employees are measured at fair value on recurring basis, using the market approach based upon the quoted market price of Binah Capital Group, Inc.’s warrants at the end of each reporting period.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates potential losses become probable and can be reasonably estimated. Whether a potential loss is probable and can be reasonably estimated is based on currently available information and is subject to significant judgment, a variety of assumptions and uncertainties.

When a potential loss is probable and the loss or range of loss can be estimated, the Company will accrue the most likely amount within that range. No liability is recognized for those matters which, in management’s judgment, the determination of a reasonable estimate of potential loss is not possible, or for which a potential loss is not determined to be probable.

The determination of these liability amounts requires significant judgment on the part of management. See Note 19 – Commitments and Contingencies for additional information.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as modified by the Jumpstart Our Business Startups Act of 2012, and it thus may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.

Recently Issued Accounting Pronouncements

In November 2024, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. The ASU should be applied prospectively and is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact on the related disclosures; however, it does not expect this update to have an impact on its financial condition or results of operations.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to enhance the transparency of income tax disclosures relating to the rate reconciliation, disclosure of income taxes paid, and certain other disclosures. The ASU should be applied prospectively and is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact on the related disclosures; however, it does not expect this update to have an impact on its financial condition or results of operations.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023 - 07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve the disclosures about reportable segments and include more detailed information about a reportable segment’s expenses. This ASU also requires that a public entity with a single reportable segment, like the Company, provide all of the disclosures required as part of the amendments and all existing disclosures required by Topic 280. The ASU should be applied retrospectively to all prior periods presented in the consolidated financial statements and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The adoption did not have an impact on the Company’s financial condition or results of operations. See Note 25 - Segment Information for related disclosures.

4.MERGER AND RECAPITALIZATION

Upon the consummation of the Business Combination, (i) the holders of shares of KWAC’s common stock (“KWAC. Common Stock”) issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) received one share of common stock of Holdings (“Holdings Common Stock”) in exchange for each share of KWAC Common Stock held by them, subject to adjustment as more fully described herein, (ii) 1,100,000 shares of Holdings Common Stock issued to Sponsor was placed by Holdings into an escrow account and will not be released to the Sponsor unless the dollar volume-weighted average price of Holdings Common Stock exceeds $12.00 for 20 trading days within any 30-day trading period during the four-year period following the consummation of the Business Combination, (iii) the holders of each whole warrant to purchase KWAC Class A Common Stock received one warrant to purchase Holdings Common Stock at an exercise price of $11.50 per share, (iv) 12 million shares of Holdings Common Stock, subject to adjustment as more fully described herein, was issued to the equity holders of BMS in proportion to their ownership interests in BMS, (v) an additional 1,100,000 shares of Holdings Common Stock was issued to certain equity holders of BMS, (vi) 3,084,450 KWAC Private Placement Warrants held by Sponsor were forfeited immediately prior to the effective time of the Business Combination, and (vii) 3,084,450 warrants to purchase Holding Common Stock at an exercise price of $11.50 per share were issued to the equity holders of BMS in proportion to their ownership interests in BMS. As a result of the Business Combination, BMS became an indirect, wholly-owned subsidiary of Holdings.

Additionally, on the Closing Date, Holdings entered into a Subscription Agreement with an investor for the purchase of 1,500,000 shares of Holdings’ Series A Redeemable Convertible Preferred Stock (the “Holdings Series A Stock”) in a private placement at $9.60 per share, for an aggregate purchase price of $14.4 million (the “Series A PIPE”). The Holdings Series A Stock may be converted into shares of Holdings Common Stock after the second anniversary of the closing of the Series A PIPE, which such conversion shall initially be 1.5 shares of Holdings Common Stock for each share of Series A Convertible Preferred Stock, subject to certain adjustments provided in the Certificate of Designations.

Holdings applied to have the Holdings common stock and Holdings warrants listed on the Nasdaq Global Market (the “Nasdaq”) under the symbols BCG and BCGWW, respectively. Prior to the mergers, the KWAC Class A Common Stock and KWAC Public Warrants were listed on the OTC Exchange under the symbols “KWAC” and “KWAC.WS,” respectively.

On March 26, 2024, Holdings received approval for Holding’s securities to be listed on the Nasdaq Stock Market LLC. Holdings common stock is listed on the Nasdaq Global Market and its warrants will be listed on the Nasdaq Capital Market under the symbols “BCG” and “BCGWW”, respectively.

5.REVENUES FROM CONTRACTS WITH CUSTOMERS

Revenues from contracts with customers are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commissions

Commission revenues represent sales commissions generated by advisors for their clients’ purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenues, as it is responsible for the execution of the clients’ purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

5.REVENUES FROM CONTRACTS WITH CUSTOMERS (continued)

The Company generates two types of commission revenues: sales-based commissions that are recognized at the point of sale on the trade date and trailing commissions that are recognized over time as earned. Sales-based commission revenues vary by investment product and are based on a percentage of an investment product’s current market value at the time of purchase. Trailing commission revenues are generally based on a percentage of the current market value of clients’ investment holdings in trail-eligible assets, and are recognized over the period during which services, such as ongoing support, are performed. As trailing commission revenues are based on the market value of clients’ investment holdings, the consideration is variable, and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts. The constraint is removed once the value of the clients’ investment holdings can be determined.

Advisory Fees

Advisory fees represent fees charged to advisors’ clients’ accounts on the Company’s corporate advisory platform. The Company provides ongoing investment advice, brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. These revenues are recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenues generated from the Company’s corporate advisory platform are based on a percentage of the market value of the eligible assets in the clients’ advisory accounts. As such, the consideration for these revenues is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the value of the clients’ investments holdings can be determined.

The Company provides advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenues on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees.

The following table presents total revenues from contracts with customers disaggregated by investment product for the years ended December 31 (in thousands):

	For the years ended December 31,
Revenue From Contracts With Customers	2024	2023
Variable annuities and other insurance commissions	$100,434	$102,218
Mutual fund commissions	21,134	19,022
Securities commissions	11,788	10,810
Alternative investments	6,096	6,141
Advisory fees	24,939	21,668
Total Revenue From Contracts With Customers	$164,391	$159,859

5.REVENUES FROM CONTRACTS WITH CUSTOMERS (continued)

The following tables presents sales-based and trailing revenues disaggregated by product category for the years ended December 31 (in thousands):

Sales-based (Point in time)	2024	2023
Variable annuities and other insurance commissions	$40,852	$52,209
Mutual fund commissions	4,204	5,422
Securities commissions	11,788	10,810
Alternative investments	5,983	6,084
Total Sales Based Revenues	$62,827	$74,525

Trailing (Over time)	2024	2023
Variable annuities and other insurance commissions	$59,582	$50,009
Mutual fund commissions	16,930	13,600
Advisory fees	24,939	21,668
Alternative investments	113	57
Total Trailing Revenues	101,564	85,334
Total Revenue From Contracts With Customers	$164,391	$159,859

Contract Balances

The timing of revenue recognition may differ from the timing of payment by the Company’s customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company records a contract asset when the Company has recognized revenue prior to payment but the Company’s right to payment is conditional on something other than the passage of time. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues (a contract liability) until the performance obligations are satisfied. As of December 31, 2024 and 2023, the Company had receivables from contracts with customers, net of an allowance for credit losses, totaling approximately $10.1 million and $8.9 million, respectively. The opening balance of receivables from contracts with customers was approximately $8.6 million as of January 1, 2023. As of December 31, 2024, December 31, 2023, and January 1, 2023, the Company had no liabilities from contracts with customers.

Interest and Other Income

The Company earns interest income from client margin accounts and cash equivalents. This revenue is not generated from contracts with customers. Additionally, the Company receives marketing fees and sponsorship income.

6.DUE FROM CLEARING BROKER AND CLEARING DEPOSIT

PKSI, CLS and WEG clear customer transactions through a clearing broker and, therefore, they operate pursuant to exemptions contained in Rule 15c3-3 of the Securities and Exchange Act of 1934. As of December 31, 2024 and 2023, clearing deposits, which are included in other assets on the consolidated statements of financial condition and receivables due from clearing brokers were as follows (in thousands):

	2024		2023
		Due from		Due from
	Clearing	Clearing	Clearing	Clearing
Entity	Deposit	Broker	Deposit	Broker
PKSI	$543	$430	$519	$373
CLS	230	147	180	214
WEG	175	296	175	44
Total	$948	$873	$874	$631

7.FAIR VALUE

FASB ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

●	Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company can access.
●	Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
●	Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the consolidated statements of financial condition, which approximates fair value due to their short-term, highly liquid nature. The carrying value of debt approximates their fair value since the interest rates on these obligations represent current market rates.

8.PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of December 31 (in thousands):

	2024	2023
Computer hardware	$2,652	$2,587
Office furniture and equipment	971	971
Leasehold improvements	41	41
	3,664	3,599

Less: accumulated depreciation and amortization	(3,065)	(2,625)
Property and equipment, net	$599	$974

Depreciation and amortization expense related to property and equipment amounted to approximately $0.4 million and $0.5 million for the years ended December 31, 2024 and 2023.

9.INTANGIBLE ASSETS

The components of intangible assets were as follows as of December 31, 2024 (in thousands):

		Gross
	Estimated	Carrying	Accumulated	Net Carrying
	Useful Life	Amount	Amortization	Amount
Developed technology	7 years	$1,600	$1,600	$—
Trade name	10 years	3,500	2,479	1,021
Total		$5,100	$4,079	$1,021

9.INTANGIBLE ASSETS (continued)

The components of intangible assets were as follows as of December 31, 2023 (in thousands):

		Gross
	Estimated	Carrying	Accumulated	Net Carrying
	Useful Life	Amount	Amortization	Amount
Policies and procedures library	5 years	$2,200	$2,200	$—
Developed technology	7 years	1,600	1,391	209
Trade name	10 years	3,500	2,129	1,371
Total		$7,300	$5,720	$1,580

Amortization expense related to intangible assets amounted to approximately $0.6 million for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, the estimated future amortization expense for intangible assets is as follows (in thousands):

2025	$350
2026	350
2027	321
$1,021

10.DEBT

On April 2, 2020, the Company entered into a Credit Agreement (the “Credit Agreement”) with Oak Street Funding LLC (“Oak Street”) in the amount of $25 million. This note payable bears interest at the prime rate plus 2.25% and has a 10-year term and a 3-month interest only repayment provision. As of December 31, 2024 and 2023, the outstanding balance of the Oak Street note, net of unamortized debt issuance costs was $0.0 million and $17.6 million, respectively.

On April 25, 2021, the Company entered into an additional promissory note with Oak Street in the amount of $4.1 million related to the acquisition of WEG (“WEG Note”). This note payable bears interest at the prime rate plus 2.25% and has a 10-year term. As of December 31, 2024 and 2023, the outstanding balance of this note, net of unamortized debt issuance costs was $0.0 million and $3.2 million, respectively.

Under the Oak Street notes, the Company was subject to certain covenants as defined in the agreements. As of December 31, 2023 and during the year ending December 31, 2024 the Company was in compliance with all financial related covenants.

Subsequent to December 31, 2023, and in connection with the closing of the Business Combination, the Company entered into an amendment to the Credit Agreement with Oak Street providing for, among other things, consenting to the Business Combination, and the payoff and restructuring of certain debt obligations. Additionally, the rate of interest being charged will increase at rate of 15% per annum until the interest rate reaches a maximum of 15.00%, provided that in no event the interest rate will not be less than 10.75% (the “Floor”). Additionally, in connection with the amendment the Company has agreed to pay a fee equal to $0.14 million (the “Deferred Fee”), which is due and payable in the amounts of $0.03 million and $0.12 million on June 12, 2024 and August 12, 2024, respectively. If the obligations under this Credit Agreement are paid in full prior to the respective deferral fee dates, the respective deferral fees would be waived.

The amended Credit Agreement also includes a guarantee provision whereby each of the Company, KWAC, Holdings and MHC Securities, LLC are guarantors under the Credit Agreement. Additionally, certain of the members of the Company provide guarantees under the Credit Agreement.

During the year ending December 31, 2024, the Company re-financed the Oak Street credit facility with Byline Bank under the terms outlined below.

10.DEBT (continued)

On December 23, 2024 (the “Credit Agreement Closing Date”), BMS entered into a Credit Agreement (the “Credit Agreement”) with Byline Bank, as lender (the “Lender”), pursuant to which the Lender agreed, at BMS’s request, to (i) make to BMS a term loan in the original principal amount of $20.3 million (the “Term Loan”), which was funded on the Credit Agreement Closing Date; (ii) make to BMS, from time to time, certain non-revolving loans (the “Non-Revolving Loans”) in an aggregate principal amount of up to $1.0 million (the “Non-Revolving Loan Commitment”), to be funded through, but excluding, the Maturity Date (as defined below); and (iii) issue to BMS, from time to time, letters of credit (the “Letters of Credit” and together with the Term Loan and Non-Revolving Loans, the “Loans”) until the earliest to occur of (x) the one year from the Credit Agreement Closing Date and (b) the date on which the Non-Revolving Loans are fully drawn. As of December 31, 2024, the outstanding balance under the Term Loan was $19.6 million, net of unamortized debt issuance costs.

Under the terms of the Credit Agreement, to the extent that BMS requests a Letter of Credit, the Non-Revolving Loan Commitment shall be permanently reduced in an amount equal to the amount of such Letter of Credit. The Non-Revolving Loans may not be requested by BMS and may only be advanced in connection with a repayment of a Letter of Credit (“LC Payment”). As of December 31, 2024, there were no amounts outstanding under the Non-Revolving Loan or Letter of Credit.

The Loans (both principal and interest) made by the Lender to BMS is scheduled to mature and become immediately due and payable in full on December 23, 2029 (“Maturity Date”). The obligations under the Credit Agreement shall bear interest (i) as to the Term Loan, a per annum variable interest rate equal to the Applicable Margin (as defined in the Credit Agreement) plus the greater of (x) the Term Secured Overnight Financing Rate (“SOFR”) (as defined in the Credit Agreement) and (y) one percent (1.00%) (the “Term Loan Interest Rate”); (ii) as to the Non-Revolving Loans or any reimbursement obligations relating to a Letter of Credit, at an interest rate equal to the Term SOFR plus four percent (4.00%) per annum; and (iii) if any other obligations is created under the Loan Documents (as defined in the Credit Agreement), at the Term Loan Interest Rate. As of December 31, 2024, the effective interest rate was 8.3%.

The Term Loan must be used by BMS to refinance Existing Credit Facilities (as defined in the Credit Agreement) and the Non-Revolving Loans must be used solely to reimburse the Lender with respect to any Letters of Credit issued to BMS. The Term Loan refinanced the previous Oak Street Funding Facility.

The Credit Agreement also includes customary covenants for a transaction of this type, including financial covenants whereby BMS and its subsidiaries on a consolidated basis may not have, as of the last day of each fiscal quarter, commencing with fiscal quarter ending on March 31, 2025, (1) a fixed charge coverage ratio as of the last day of the fiscal quarter for the twelve (12) month period then ended of not less than 1.20 to 1.00; (ii) a senior net leverage ratio as of the last day of such Fiscal Quarter for the twelve (12) month period then ended, of (A) for the fiscal quarter ended March 31, 2025 and each fiscal quarter through and including September 30, 2025, not more than 3.00 to 1.00; and (B) for the fiscal quarter ended December 31, 2025 and each fiscal quarter ending thereafter, not more than 2.75 to 1.00; or (iii) an annualized revenue received from custodians of at least $18.0 million.

The minimum calendar maturities of the Term Loan as of December 31, 2024, are as follows (in thousands):

2025	$2,030
2026	2,030
2027	3,045
2028	3,045
2029	10,150
$20,300

11.PROMISSORY NOTES – AFFILIATES

On November 30, 2017, WMS issued subordinated promissory notes in the aggregate principal amount of approximately $3.6 million to certain sellers in connection with the acquisition of the PKSH Entities. These notes had a maturity date of May 17, 2023 and accrued interest at a rate of 10% annually. The interest on these notes continued to accrue until such time as these notes were paid.

Additionally, in connection with the acquisition of the PKSH Entities, the Company agreed to pay contingent consideration in the amount of $5.0 million to certain sellers. The conditions related to this contingency were met on November 30, 2018, and thus the notes have been issued to the sellers. These subordinated promissory notes had a maturity date of May 30, 2023, and accrued interest at a rate of 10% annually. The interest on these notes continued to accrue until such time as these notes were paid.

As of December 31, 2024 and 2023, the amount of principal and accrued interest related to these promissory notes were approximately $0.0 million and $12.2 million, respectively. Related interest expense was approximately $0.0 million and $0.9 million for the years ended December 31, 2024 and 2023, respectively.

Subsequent to December 31, 2023, and in connection with the closing of the Business Combination, the Company paid approximately $3.4 million on these notes. In addition to the paydown, the noteholders (all of whom are stockholders and/or key employees) agreed to forgive the remaining accrued but unpaid interest of approximately $3.8 million and entered into a new promissory note in the principal amount of approximately $5.3 million, which is the amount outstanding as of December 31, 2024. The terms of this new promissory note provides for maturity on May 15, 2027 and carries an interest rate of the prime rate plus 1.00%, but no less than 7.50% per annum. For the year ended December 31, 2024 interest expense related to the new promissory notes amounted to approximately $0.4 million of which approximately $0.1 million is payable as of December 31, 2024 and paid subsequent to December 31, 2024.

12.DUE TO MEMBERS

The Company had entered into promissory notes with certain of its members to provide for working capital. As of December 31, 2024 and 2023, the amount of principal and accrued interest related to these notes were approximately $0.0 million and $5.2 million, respectively. The notes bear interest at the rate of 10% and are due on demand. For the years ended December 31, 2024 and 2023, interest expense related to these notes amounted to approximately $0.1 million and $0.4 million, respectively.

Subsequent to December 31, 2023, and in connection with the closing of the Business Combination, the noteholders agreed to satisfy all outstanding obligations, including the payment of principal and interest, in exchange for an amount of cash equal to approximately $0.9 million, forgiveness of certain other obligations owed to a noteholder and the issuance of 357,000 shares of common stock of Binah Capital Group, Inc.

13.LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classifies these leases as operating leases. These leases generally contain renewal options for periods ranging from 2 to 10 years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments used to determine the lease liability. The Company’s leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company’s leases, variable payments. The Company’s office space leases require it to make variable payments for the Company’s proportionate share of the building’s property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	2024	2023
Operating lease cost	$1,112	$1,141
Variable lease cost	38	48
Total lease cost	$1,150	$1,189

Total lease cost is included rent and occupancy on the consolidated statements of operations.

13.LEASES (continued)

Amounts reported in the consolidated statements of financial condition as of December 31, 2024 and 2023 were as follows (in thousands):

	2024	2023
Operating lease ROU assets	$3,730	$4,332
Operating lease liabilities	$3,820	$4,381

Other supplemental information related to leases as of December 31, 2024 and 2023 was as follows:

Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2024 and 2023 (in thousands):

	2024	2023
Operating leases	$464	$466

ROU assets obtained in exchange for lease liabilities for the year ended December 31, 2024 and 2023 (in thousands):

	2024	2023
Operating leases	$—	$320

Weighted-average remaining lease term as of December 31, 2024 and 2023:

	2024	2023
Operating leases	5.7 years	6.7 years

Weighted-average discount rate as of December 31, 2024 and 2023:

	2024	2023
Operating leases	5.5%	5.6%

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities as of December 31, 2024 were as follows (in thousands):

2025	$777
2026	767
2027	731
2028	731
2029	731
Thereafter	670
4,405
Less: Imputed interest	(585)
Lease liability	$3,820

14.SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

On March 15, 2024 (the “Funding Date”), in connection with the consummation of the Business Combination, Holdings and BMS entered into a Subscription Agreement with an investor for the purchase of 1,500,000 shares of Holdings’ Series A Redeemable Convertible Preferred Stock (the “Holdings Series A Stock”) in a private placement at $9.60 per share, for an aggregate purchase price of $14.4 million (the “Series A PIPE”). The Holdings Series A Stock may be converted into shares of Holdings Common Stock after the second anniversary of the closing of the Series A PIPE, which such conversion shall initially be 1.5 shares of Holdings Common Stock for each share of Series A Convertible Preferred Stock, subject to certain adjustments provided in the Certificate of Designations.

Additionally, the Holdings Series A Stock carries a cumulative dividend at a rate of nine percent (9%) per annum, payable and compounded quarterly on the last day of each quarter. At the discretion of Holdings, the payment may be made in cash or up to 50% of the amount due, in duly authorized, validly issued, fully paid and non-assessable share of Holdings Series A Stock at a value of $10 per share. For the year ended December 31, 2024, the Company paid dividends under the Series A PIPE in the amount of approximately $1.1 million of which $0.56 million was paid in cash and $0.55 was paid in-kind.

The Holdings Series A Stock has liquidation preferences in the event of a voluntary or involuntary liquidation as follows:

●	The greater of $12.50 per share of Holdings Series A Stock if such liquidation occurs prior to the first anniversary of the Funding Date;
●	$13.00 per share of Holdings Series A Stock if such liquidation occurs prior to the second anniversary of the Funding Date;
●	$15.00 per share of Holdings Series A Stock if such liquidation occurs prior to the third anniversary of the Funding Date;
●	$16.00 per share of Holdings Series A Stock if such liquidation occurs prior to the fourth anniversary of the Funding Date.

Holdings, at its option, may redeem the Series A Stock on any anniversary of the Funding date up to an including the fourth anniversary of the Funding date at the following redemption prices:

●	$11.50 per share of Series A Stock on the first anniversary of the Funding Date;
●	$13.00 per share of Series A Stock on the second anniversary of the Funding Date;
●	$15.00 per share of Series A Stock on the third anniversary of the Funding Date;
●	$16.00 per share of Series A Stock on the fourth anniversary of the Funding Date;

If the Series A Stock have not previously been redeemed or converted, the Series A Stock will be redeemed by Holdings on the fourth anniversary of the Funding Date.

15.SERIES B CONVERTIBLE PREFERRED STOCK

On September 4, 2024, the Company entered into a Subscription Agreement with an investor for the purchase of 150,000 shares of Holdings’ Series B Convertible Preferred Stock, par value $.0001 (the “Holdings Series B Stock”) in a private placement at $10.00 per share, for an aggregate purchase price of $1.5 million. The Holdings Series B Stock may be converted into shares of Holdings Common Stock, at the option of the investor at a rate equal to the quotient of (i) $10.00 divided, by (ii) the product of (A).80 multiplied by, (B) the volume weighted average price for the 20 trading days during the 30-day period immediately prior to such conversion, provided that in no event shall the denominator be less than $6.00 per share (the “Conversion Rate”).

15.SERIES B CONVERTIBLE PREFERRED STOCK (continued)

Additionally, the Holdings Series B Stock carries a cumulative dividend at a rate of nine percent (7%) per annum, payable and compounded quarterly on the last day of each quarter. At the discretion of Holdings, the payment may be made in cash or up to 50% of the amount due, in duly authorized, validly issued, fully paid and non-assessable share of Holdings Series B Stock at a value of $10 per share. As of December 31, 2024, included in accounts payable, accrued expenses and other liabilities on the accompanying consolidated statement of financial condition is an accrued dividend in the amount of $0.03 million that was paid subsequent to December 31, 2024.

The Company may, at its option, in whole, or part, redeem the Holdings Series B Stock any time after the first anniversary of the date of the Subscription Agreement at a redemption price equal to the greater of (i) $12.00 per share of Holdings Series B Stock, plus accrued but unpaid dividends or (A) 1.20 multiplied by (B) the volume weighted average price for 20 trading days during the 30-day period immediately prior to the redemption; provided that such price shall not greater than $20.00.

16.WARRANTS

The following table summarizes the warrants outstanding as of December 31, 2024:

Class of Warrants	Number Outstanding
Public warrants	15,147,958

Each whole warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share. A holder may exercise its warrants only for a whole number of shares of Class A common stock. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The Company may redeem the warrants at a price of $0.01 per share if the closing price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 - trading day period. The Warrants will expire five years after the Closing Date or earlier upon redemption or liquidation.

The Warrants are classified as derivative liabilities under ASC Topic 480 or ASC Topic 815. At December 31, 2024, the fair value of the warrant liabilities is approximately $1.0 million and is included in accounts payable, accrued expenses and other liabilities on the accompanying consolidated statement of financial condition as of December 31, 2024. For the year ended December 31, 2024, included in other expenses on the consolidated statement of operations is unrealized gain on the warrants in the amount of approximately $0.6 million.

17.INCOME TAXES

Prior to the closing the Business Combination BMS was classified as a partnership for income tax purposes and is therefore not subject to federal, and certain state, and local income taxes. Subsequent to the closing of the Business Combination, BMS elected to be taxed as a corporation and therefore subject to federal, state and local income taxes. Binah Capital Group, Inc. and Binah Capital Corp are also corporations and suject to federal, state and local income taxes. PKSH elected to be taxed as a corporation. The PKSH Entities and WEG are taxable entities and are subject to federal, state, and local income taxes. Therefore, these consolidated financial statements include an income tax provision for the all taxable entities, which is the primary reason for the difference between the statutory tax rate and the effective tax rate.

The income tax provision (benefit) for the years ended December 31, consisted of the following:

	2024	2023
Federal:
Current	$584	$180
Deferred	623	(354)

State and local:
Current	224	119
Deferred	(16)	(30)
Income tax provision (benefit)	$1,415	$(85)

17.INCOME TAXES (continued)

The reconciliation between the U.S. statutory federal income tax rate and the Company’s effective tax rate for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
U.S. federal statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	(5.1)%	13.2%
Non-deductible meals and entertainment	(1.1)%	6.3%
Non-deductible transaction costs	(4.7)%	—
Gain/(loss) on the fair value of warrants	4.1%	—
Deferred adjustments	(31.5)%	(127.3)%
Non-taxable pass through entities	(18.1)%	69.7%
Net operating loss true-up	(6.9)%	—
Other adjustments	(2.8)%	(0.4)%

Effective rate	(45.1)%	(17.5)%

Deferred Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates. Temporary differences, and net operating loss carryforwards that give rise to deferred tax assets and liabilities are summarized as follows as of December 31:

	2024	2023
Deferred tax assets/(liabilities):
Property, and equipment, net	$(116)	$(92)
Intangibles, net	246	—
IRC 163(j) interest limitation, carryover	340	190
Net operating loss	281	832
Other	138	63
Total	889	993
Valuation Allowance	(529)	—
Net deferred tax asset	$360	$993

Net Operating Losses

At December 31, 2024, the Company and its subsidiaries had federal and state net operating loss carry forwards of approximately $1.0 million and $1.8 million, respectively. At December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $3.7 million and $1.2 million, respectively. These carry forward losses are available to offset future U.S. federal and state taxable income and are not subject to IRC Section 382 limitations. All federal net operating losses being carried forward were incurred in tax years beginning after December 31, 2021, and therefore will carry forward indefinitely.

Valuation Allowance

The Company provides for recognition of deferred tax assets if the realization of such assets is more likely than not to occur in accordance with accounting standards that address income taxes. Significant management judgment is required in determining the period in which the reversal of a valuation allowance should occur. The Company has considered all available evidence, both positive and negative, such as historical levels of income and future forecasts of taxable income amongst other items, in determining its valuation allowance and has concluded that a valuation allowance is warranted in the amount of $529 and $0 as of December 31, 2024 and 2023.

17.INCOME TAXES (continued)

Unrecognized Tax Benefits

Based on the Company’s evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023 and the Company does not anticipate any material changes over the next twelve months.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and other expense, respectively. There were no amounts accrued for interest or penalties on unrecognized tax benefits for the years ended December 31, 2024 and 2023. Management does not expect any material changes in its unrecognized tax benefits in the next year.

The Company files income tax returns, including returns for its subsidiaries, with federal and state jurisdictions. The Company is generally not subject to examinations for its federal and state returns for any periods prior to the 2021 tax year. The Company is not currently under examination for any tax years.

18.NET LOSS PER SHARE

The Series A and Series B Preferred Stock does not have similar economic rights to the common stock and management does not consider them to be in substance common shares for earnings per share (“EPS”) purposes. As a result, the weighted average Series A and Series B Preferred Stock outstanding during the period was not included in the calculation of weighted average common stock outstanding. The warrants were considered in diluted EPS under the treasury stock method, if dilutive.

Management determined that EPS was not presented for periods prior to the Merger as it was not considered to be meaningful.

The computation of loss per share and weighted average of the Company’s common stock outstanding for the period from the date of transaction close through December 31, 2024 is as follows (in thousands):

For the year ended
December 31, 2024
Net loss attributable to Binah Capital Group, Inc.	$(5,292)
Basic and diluted weighted average shares outstanding, common stock	16,593
Basic and diluted loss per share of common stock	$(0.32)

The following table details the securities that have been excluded from the calculation of weighted-average shares for diluted earnings per share for the period presented as they were anti-dilutive (in thousands).

Warrants	15,148

19.COMMITMENTS AND CONTINGENCIES

Litigation

Certain conditions may exist as of the date the consolidated financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

19.COMMITMENTS AND CONTINGENCIES (continued)

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the accompanying consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed.

There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

In many lawsuits, arbitrations, and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect management’s estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter.

Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, management cannot predict with certainty the eventual loss or range of loss related to such matters. The Company believes, based upon current information, that the outcome of any such legal proceeding, claim, dispute, or investigation will not have a material effect on the Company’s financial position, results of operations or cash flows. However, the actual outcomes of such legal proceedings, claims, disputes, or investigations could be material to the Company’s operating results and cash flows for a particular future period as additional information is obtained.

Indemnification

The activities of the Company’s customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer’s account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

These transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers’ activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. As of December 31, 2024 and 2023, management of the Company had not been notified by any clearing brokers, nor were they otherwise aware of any potential losses relating to this indemnification.

20.RELATED-PARTY TRANSACTIONS

Certain of the Company’s subsidiaries earn revenue from various related parties controlled by individuals that are members or officers of the Company. Summarized activity and balance as of and for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Revenue		Due from/(Due to)
Subsidiary	2024	2023	2024	2023
CLS	$1,000	$1,000	$(0.1)	$(0.1)
Total	$1,000	$1,000	$(0.1)	$(0.1)

The revenue amounts and amounts due to and due from are included in commissions on the accompanying consolidated statements of operations and other assets on the consolidated statements of financial condition, respectively.

21.STOCKHOLDERS’ EQUITY

The Company is authorized to issue 57,500,000 shares consisting of the following:

●	2,000,000 shares of Series A Preferred Stock, par value $0.0001 per share, 1,555,000 shares issued and outstanding as of December 31, 2024; and
●	500,000 shares of Series B Preferred Stock, par value $0.0001 per share, 150,000 shares issued and outstanding as of December 31, 2024; and
●	55,000,000 shares of Common Stock, par value $0.0001 per share, 16,602,460 shares issued and outstanding as of December 31, 2024.

22.RETIREMENT PLAN

PKSI maintains a 401(k) retirement plan for the benefit of its employees. Contributions to the PKSI Plan are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. The PKSI contribution to the plan amounted to approximately $0.4 million and $0.3 million for the years ended December 31, 2024 and 2023, respectively.

Additionally, WEG maintains a 401(k) plan for qualified employees. WEG matches 50% of employee contributions up to 3% of employee compensation, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. WEG’s aggregate contribution to the plan for the years ended December 31, 2024 and 2023 was approximately $0.03 million and $0.02 million, respectively. WEG also has a separate profit-sharing plan, making discretionary contributions as defined in the plan, subject to certain limitations set forth in the plan agreement. The Company did not make a separate profit-sharing plan contribution for the years ended December 31, 2024 and 2023.

Effective January 1, 2025, the WEG plan was merged into the PKSI plan and the plan was renamed the Binah Management Services 401 (k) Profit Sharing Plan.

23.NET CAPITAL REQUIREMENTS

The Company operates four registered broker-dealers that are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This requires the Company to maintain certain minimum net capital requirements. At December 31, 2024 and 2023, all broker-dealers had net capital in excess of the required minimums.

24.CREDIT RISK AND CONCENTRATIONS

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for credit losses and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

25.SEGMENT INFORMATION

Effective with the consummation of the Business Combination, the Board confirmed Craig Gould as Chief Executive Officer (“CEO”) and David Shane as Chief Financial Officer (“CFO). The Company has concluded that the its Chief Operating Decision Maker (“CODM”) of the group includes the CEO and CFO of the Company.

Management of the Company has determined that it has one reportable segment, given the common nature of the Company’s operations, products and services, and regulatory environment. The Company provides a platform of brokerage and investment advisory services to independent financial advisors and advisors at other financial services companies from which the Company derives its revenues and incurs expenses. See Note 4 – Revenue from Contracts with Customers.

The CODM regularly reviews net income/(loss) before the provision or benefit for income taxes as presented in the Company’s consolidated statements of operations for purposes of assessing performance and making decisions regarding the allocation of resources. Expenses regularly reviewed by the CODM include those line items reported on the Company’s consolidated statement of operations, the most significant of which includes commissions and fees, employee compensation and benefits and professional fees. See the consolidated statements of operations and Note 3 – Summary of Significant Accounts Policies for additional information about these lines items and the related accounting policies.

26.SUBSEQUENT EVENTS

The Company evaluated subsequent events that occurred after the balance sheet date up to March 31, 2025, the date that the consolidated financial statements were available to be issued.